UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 001-34063



LendingTree, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	**26-2414818**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1415 Vantage Park Dr., Suite 700, Charlotte, North Carolina 28203

(Address of principal executive offices)(Zip Code)

(704) 541-5351

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	TREE	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2025, the aggregate market value of the voting common stock held by non-affiliates of the Registrant was approximately $411 million. For the purposes of the foregoing calculation only, all directors and executive officers of the Registrant and a single stockholder who owned in excess of 20% of the voting common stock are assumed to be affiliates of the Registrant.

As of March 6, 2026, there were 13,855,792 shares of the Registrant's common stock, par value $0.01 per share, outstanding.

Documents Incorporated By Reference:

Portions of the Registrant's proxy statement for its 2026 Annual Meeting of Stockholders are incorporated by reference into Part III herein. Such proxy statement will be filed with the U.S. Securities and Exchange Commission within 120 days of the Registrant's fiscal year ended December 31, 2025.

TABLE OF CONTENTS

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the "Annual Report") contains "forward-looking statements" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements include statements related to our anticipated financial performance, business prospects and strategy; anticipated trends and prospects in the various industries in which our businesses operate; new products, services and related strategies; and other similar matters. These forward-looking statements are based on management's current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as "anticipates," "estimates," "expects," "projects," "intends," "plans," "believes" and "forecasts" among others, generally identify forward-looking statements.

Actual results could differ materially from those contained in the forward-looking statements. Factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include those matters discussed below, including in Item 1A. Risk Factors.

Other unknown or unpredictable factors that could also adversely affect our business, financial condition and results of operations may arise from time to time. In light of these risks and uncertainties, the forward-looking statements discussed in this Annual Report may not prove to be accurate. Accordingly, you should not place undue reliance on these forward-looking statements, which only reflect the views of LendingTree, Inc.'s management as of the date of this Annual Report. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results or expectations, except as required by law.

Summary of Risk Factors

Below is a summary of the principal factors that make an investment in our common stock speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the heading "Risk Factors" and should be carefully considered, together with other information in this Annual Report and our other filings with the SEC, before making an investment decision regarding our common stock.

- Adverse conditions in the primary and secondary mortgage markets, as well as the general economy, have had and could continue to have a material adverse effect on our business, financial condition and results of operations.

- We depend on the financial strength of our Network Partners and our relationships with them. Any adverse changes in these relationships could adversely affect our business, financial condition and results of operations.

- Any adverse changes in relationships with our Network Partners, or failure to meet certain metrics required by Network Partners, could adversely affect our business.

- Failure to maintain our reputation and brand recognition and to attract and retain consumers in a cost-effective manner could materially and adversely affect our business and results of operations. As such, adverse publicity from litigation or governmental investigations could impact our business and financial condition and results of operations.

- We depend on search engines, online advertising and other online sources to attract visitors to our websites and if we are unable to attract these visitors and convert them into consumer requests for our Network Partners in a cost-effective manner, our business and financial results may be harmed.

- We rely on technology, including artificial intelligence, to operate our business and continue to implement substantial changes to our information systems. Any changes in our systems or failure to appropriately balance between the introduction of new capabilities and managing of existing systems present risk of interruption in our systems, which could result in disruptions to our information systems that could materially adversely affect our operations.

- Changes in the loan markets could harm our business, financial condition and results of operations.

- Our insurance business, QuoteWizard, is significant to our revenue, and operational issues in this business could have a material impact on our results of operations.

- Our personal loan product is a key product within our Consumer segment. If lenders participating on our marketplace decide to reduce their offerings of personal loans or if such loans become unattractive to consumers because of higher interest rates demanded by lenders or other reasons, then our results of operations and future growth prospects could be materially and adversely affected.

- Our small business loans are a significant product within our Consumer segment and there are risks specific to this product that could have a material impact on our results of operations.

- If we are unable to continually enhance our products and services and adapt them to technological changes and consumer and Network Partner needs, we may lose market share and revenue and our business could suffer.

- If consumers do not find value in our platforms or do not like the consumer experience on the platforms, the number of matches on our platform may decline, which would harm our business, financial condition and results of operations.

- If we fail to manage our people through the changes caused by economic challenges, our business and results of operations could be harmed.

- We rely on the performance of highly skilled personnel and if we are unable to attract, retain, develop and motivate well-qualified employees, or replace key personnel, our business and results of operations could be harmed. Loss of our key management or other personnel, including the recent unexpected passing of our Founder, former Chairman and Chief Executive Officer, could adversely impact our business.

- A significant portion of our total revenue is derived from one Network Partner and our results of operations could be adversely affected if we lose significant business from this Network Partner.

- We participate in a highly competitive market and pressure from existing and new competitors, including from disintermediation, may materially and adversely affect our business, results of operations and financial condition. If any of our competitors are more successful than we are at attracting and retaining customers or Network Partners, our business, financial condition and results of operations could be materially and adversely affected.

- Our success depends, in part, on the integrity of our systems and infrastructures. System interruption and the lack of integration and redundancy in these systems and infrastructures may have a material and adverse impact on our business, financial condition and results of operations.

- Breaches or failures of our systems or website security, the theft, unauthorized access, acquisition, use, disclosure, modification or misappropriation of personal information, the occurrence of fraudulent activity, or other data security-related incidents may have a material and adverse impact on our business, financial condition and results of operations.

- Failure to comply with past, existing or new laws, rules and regulations, or to obtain and maintain required licenses, could materially and adversely affect our business, financial condition and results of operations.

- Our collection, use, storage, disclosure, transfer and other processing of personal information could give rise to significant costs and liabilities, including as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights, which may have a material and adverse impact on our business, financial condition and results of operations.

- Failure to obtain proper business licenses or other documentation, or to otherwise comply with local laws and requirements regarding marketing, sales or services, may result in civil or criminal penalties and restrictions on our ability to conduct business in that jurisdiction.

- Unanticipated changes in tax regulation, effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.

- Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

- We may become subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.

- We may fail to adequately obtain, maintain, enforce and protect our intellectual property and similar proprietary rights or may be accused of infringing, misappropriating or otherwise violating intellectual property or similar proprietary rights of third parties.

- In the ordinary course of business, we are party to litigation involving contract, intellectual property and a variety of other claims, which could adversely affect our business and financial condition.

- If our Network Partners fail to produce required documents for examination by, or other affiliated parties fail to make certain filings with, state regulators, we may be subject to fines, forfeitures and the revocation of required licenses.

- The possibility of additional future regulations, changing rule interpretations and examinations by regulatory agencies may result in more stringent compliance standards and could adversely affect the results of our operations.

- Fluctuations in our operating results, quarter to quarter earnings and other factors may result in significant decreases in the price of our common stock.

- The estate of our former Chairman and Chief Executive Officer owns a substantial portion of our outstanding common stock, which concentrates voting control and limits your ability to influence corporate matters.

- Our financial results fluctuate as a result of seasonality, which may make it difficult to predict our future performance and may adversely affect our common stock price.

PART I

ITEM 1. *Business*

Our Company

LendingTree, Inc. ("LendingTree", the "Company", "we" or "us") operates what we believe to be the leading online consumer platform that connects consumers with the choices they need to be confident in their financial decisions. Through multiple branded marketplaces, LendingTree empowers consumers to shop for financial services the same way they would shop for airline tickets or hotel stays, comparing multiple offers from a nationwide network of approximately 770 partners (which we refer to as "Network Partners") in one simple search, and choose the option that best fits their financial needs. Services include mortgage loans, mortgage refinances, home equity loans and lines of credit, auto loans, credit cards, deposit accounts, personal loans, small business loans, insurance quotes and other related offerings. In addition, we offer tools and resources, including free credit scores, that facilitate comparison shopping for loans, deposit products, insurance and other offerings. We seek to match consumers with multiple providers who can offer them competing quotes for the product(s) they are seeking. We believe our platform, consisting of a deep network of Network Partners across a broad array of financial products, differentiates us from other loan or insurance comparison-shopping marketplaces which may focus on fewer product offerings or partner with fewer service providers.

Our strategically designed and executed advertising and marketing campaigns (which we refer to as "performance marketing") span a wide array of digital and traditional media acquisition channels and promote our LendingTree and other brands and product offerings. Our marketing efforts are designed to attract consumers to our websites, mobile applications and toll-free telephone numbers. Interested consumers complete inquiry forms, providing detailed information about themselves and the loans or other offerings they are seeking. We refer to such consumer inquiries as "consumer requests". We then match these consumer requests with Network Partners in our marketplace that are seeking to serve these consumers' needs. We generate revenue from our Network Partners, generally at the time of transmitting a consumer request to them, in the form of a match fee. In certain instances outside our mortgage business we charge other kinds of fees, such as closed loan fees. In addition to our primary consumer request data referral business, we also match consumers with Network Partners by offering consumers the ability to click from our website to a Network Partner's website or by calls for which Network Partners pay fees.

We are continually working to improve the consumer experience. We have made investments in technologically-adept personnel and we use in-market real-time testing to improve our digital platforms. Additionally, we work with our Network Partners, including providing training and other resources, to improve the consumer experience throughout the process.

Evolution and Future Growth of Our Business

At its inception, our original business was to serve consumers seeking home mortgage loans by matching them with various lenders. We launched the LendingTree brand nationally in 1998 and, over the last twenty-plus years, we have invested significantly in this brand to gain widespread consumer recognition.

Since 2012, we have actively sought to expand the suite of financial services offerings we provide to consumers, in order to both leverage the applicability of the LendingTree brand as well as more fully serve the needs of consumers and Network Partners. We believe that consumers with existing LendingTree-branded associations will be more likely to utilize our other service offerings than those of other providers whose brands consumers may not recognize.

By expanding our portfolio of financial services offerings, we have grown and diversified our business and sources of revenue. We intend to capitalize on our expertise in performance marketing, product development and technology by leveraging the widespread recognition of the LendingTree brand and our expanded portfolio of product offerings.

We believe the consumer and insurance industries are in the middle stages of a fundamental shift to online product offerings, similar to the shift that started in retail and travel many years ago and is now well established. We believe that, like retail and travel, financial services consumers will continue to move towards online shopping and transactions in response to which suppliers will increasingly shift their product offerings and advertising budgets toward the online channel. We believe the strength of our brands and of our Network Partners places us in a strong position to continue to benefit from this market shift.

Economic Conditions

We continue to monitor the current global economic environment, specifically inflationary pressures and interest rates, and any resulting impacts on our financial position and results of operations.

During 2023, the challenging interest rate environment and inflationary pressures presented challenges for many of our mortgage, consumer and insurance partners. In our Home segment, mortgage rates hit multi-decade highs of nearly 8% in October, then proceeded to drop below 7% by December, ending the year at 6.6%. The continued high mortgage rates in 2023 and home affordability issues continued to cause declines in refinance volumes and purchase activity. Our Consumer segment was also negatively impacted by economic conditions, with successive Federal Reserve rate increases having their intended effect of tightening financial conditions. The availability of credit contracted and lenders were less inclined to make loans in an environment with high inflation and significantly increased cost of capital. In our Insurance segment, demand from our carrier partners remained volatile for much of the year as they continued to deal with persistent industry headwinds. In the last months of 2023, we began to see advertising budgets from our carrier partners increase.

During 2024, the challenging interest rate environment and inflationary pressures continued to present challenges for many of our mortgage lending partners. In our Home segment, mortgage rates remained relatively consistent in 2024, with the annual average mortgage rate in 2024 of 6.7% compared to 6.8% in 2023. However, these rates are more than doubled compared to the low annual average mortgage rates seen in 2021. The increased mortgage rates continued to cause reduced refinance volumes and continued to put pressure on purchase activity. Additionally, the restrictive lending conditions continued to pressure our Consumer segment. In our Insurance segment, demand from our carrier partners increased significantly in 2024.

During 2025, we continue to see high interest rates, inflationary pressures and low existing home sales negatively impacting our mortgage lending partners. In our Home segment, mortgage rates remained relatively consistent in 2025, with the annual average mortgage rate in 2025 of 6.6% compared to 6.7% in 2024, but remain significantly increased compared to the low rates seen in 2021. A shortage of in-the-money refinance borrowers persists given the current higher level of mortgage rates, and historically low existing home sales are suppressing consumer demand for purchase loans. Our Consumer segment has benefited from the recent Federal Reserve rate decreases, and our lenders are generally broadening in credit appetite. In our Insurance segment, carriers are broadly experiencing strong automotive underwriting results following multiple quarters of premium increases and stable loss cost trends. We are optimistic about maintaining the strong performance in the Insurance segment as we head into 2026.

Segment Reporting

We have three reportable segments: Home, Consumer, and Insurance.

Products

Our Home segment includes the following products: purchase mortgage, refinance mortgage, and home equity loans and lines of credit. Our Consumer segment includes the following products: credit cards, personal loans, small business loans, auto loans, deposit accounts, and other credit products such as debt settlement. We ceased offering credit repair products at the end of the second quarter of 2023 when we shut-down our Ovation business. Our Insurance segment consists of insurance quote products and insurance policies in our agency businesses. We exited the insurance agency business in the second quarter of 2025.

Segment revenue is as follows *(in thousands)*:

	For the Year Ended December 31,					
	2025		**2024**		**2023**	
Home	$	151,764	$	128,854	$	143,753
Consumer		253,370		222,462		278,945
Insurance		711,880		548,704		249,605
Other		310		199		199
Total revenue	$	**1,117,324**	$	**900,219**	$	**672,502**

LendingTree does not charge consumers for the use of our services. Revenues from our Home products are mostly derived from upfront match fees paid by Network Partners that receive a consumer request. Because a given consumer request form can be matched with more than one Network Partner, up to five match fees may be generated from a single consumer request form. Revenues from our Consumer products are generally derived from upfront match fees paid on delivery of a consumer request, click or call and closed loan fees. For our credit card product, we send click traffic to issuers and are generally paid per card approval. Revenues from our Insurance products are primarily derived from upfront match fees, and upfront fees for website clicks or fees for calls, earned through the delivery of consumer requests.

For the year ended December 31, 2025, one Network Partner, Progressive Casualty Insurance, accounted for 27% of total consolidated revenue, all of which was recorded within our Insurance segment. For the year ended December 31, 2024, two Network Partners, Progressive Casualty Insurance and Allstate Insurance Company, accounted for 22% and 11%, respectively, of total consolidated revenue, all of which was recorded within our Insurance segment. For the year ended December 31, 2023, no Network Partners accounted for more than 10% of total consolidated revenue.

Home Segment

We partner with lenders throughout the United States to provide full geographic lending coverage and to offer a complete suite of loan offerings on our marketplace. To participate on our marketplace, lenders are required to enter into contracts with us that state the terms and conditions for such participation, although these contracts generally may be terminated for convenience by either party. We perform certain due diligence procedures on prospective new lenders, including screening against a national anti-fraud database maintained by the Mortgage Asset Research Institute, which helps manage our risk exposure. The data is utilized to determine whether a lender and its principals are eligible to participate on our marketplace and have not been convicted of and/or penalized for fraudulent activity.

We offer the following Home lending products on our online marketplace:

- Home equity loans and lines of credit, which enable homeowners to borrow against the equity in their home, as measured by the difference between the market value of the home and any existing loans secured by the home. Home equity loans are one-time lump sum loans, whereas a home equity line of credit reflects a line of revolving credit where the borrower has flexibility to draw down and repay the line over time.

- Purchase mortgage loans product, which matches consumers in the market looking to buy a new home with our network lenders.

- Refinance mortgage loans product, which matches consumers in the market looking to refinance their existing mortgages with our network lenders.

Consumers seeking home loans through our loan marketplace can receive multiple conditional loan offers from participating lenders in response to a single consumer request form. We refer to the process by which we match consumers and Network Partners as the "matching process". This matching process consists of the following steps:

(1) **Consumer Request.** Consumers complete a single request form with information regarding the type of mortgage loan product they are seeking, loan preferences and other data. Consumers also consent to a soft inquiry regarding their credit and to have lenders contact them.

(2) **Consumer Request Form Matching and Transmission.** Our proprietary systems and technology match a given consumer's request form data, credit profile and geographic location against certain pre-established criteria of Network Partners, which may be modified from time to time. Once a given request passes through the matching process, the request is automatically transmitted to up to five participating Network Partners.

(3) **Lender Evaluation and Response.** Network Partners that receive a consumer request form evaluate the information contained in it to determine whether to make a conditional loan offer.

(4) **Communication of a Conditional Offer.** All matched Network Partners and any conditional offers are presented to the consumer upon completion of the consumer request form. Consumers can return to the site and view their offer(s) at any time by logging in to their on-line profile. Additionally, matched lenders and offers are also sent to the email address associated with the consumer request.

Consumer Segment

Consumer lending products on our online marketplace that include information, tools and access to multiple conditional loan offers for the following:

- Auto, which includes our auto refinance and purchase loan products. Auto loans enable consumers to purchase new or used vehicles or refinance an existing loan secured by an automobile.

- Credit cards, which include offerings from many major card issuers.

- Personal loans, which are typically unsecured obligations generally carrying shorter terms and smaller loan amounts than home mortgages.

- Small business loans, which are typically short term loans used for the purpose of working capital, expansion and other forms of business financing provided to small and medium-sized businesses.

- Student loans, which includes both new loans to finance education and related expenses, as well as refinancing of existing loans.

Non-lending Consumer products also includes information, tools and access to the following:

- Deposit accounts, through which consumers can access depository deals and analysis covering all major deposit product categories.

- Credit repair, through which consumers can obtain assistance improving their credit profiles, in order to expand and improve loan and other financial product opportunities available to them. We ceased offering credit repair products at the end of the second quarter of 2023 when we shut-down our Ovation business.

- Debt relief services, through which consumers can obtain assistance negotiating existing loans.

We refer to the various purchasers of leads from our other marketplaces as lead purchasers. We generate revenue from the deposit account product when a consumer clicks from our website through to a financial institution's website. We generate revenue from debt relief services through a fee for a customer referral to a service provider partner.

Insurance Segment

Our Insurance segment includes information, tools and access to insurance quote products, including automobile, home, life, health and Medicare, through which consumers are matched with insurance lead aggregators to obtain insurance offers. Our QuoteWizard business is one of the largest insurance comparison marketplaces in the growing online insurance advertising market. ValuePenguin, a personal finance website that offers consumers objective analysis on a variety of financial topics related to insurance, is also part of our Insurance segment. We exited the insurance agency business in the second quarter of 2025.

We intend to continue adding new offerings for consumers, small businesses and Network Partners on our online marketplace, in order to grow and diversify our sources of revenue. We may develop such new offerings through internal product development efforts, strategic business relationships with third parties and/or acquisitions.

Seasonality

Revenue in our Home segment is subject to cyclical and seasonal trends. Home sales (and purchase mortgages) typically rise during the spring and summer months and decline during the fall and winter months, while refinancing and home equity activity is principally driven by mortgage interest rates as well as real estate values. However, in certain historical periods additional factors affecting the mortgage and real estate markets, such as the current high interest rate economic period, the 2008-2009 financial crisis and related recession as well as the economic conditions related to the COVID-19 pandemic, have impacted customary seasonal trends.

Our insurance segment typically experiences a decline in December around the holidays and an increase in the spring around tax season. Our personal loan product experiences less consumer demand during the fourth and first quarters of each year. Our small business loan demand typically peaks early in the first quarter, then softens for a period of time before increasing from late third quarter through the fourth quarter in anticipation of holiday-related funding needs. We also anticipate less consumer demand for credit cards in the fourth quarter of each year, and we anticipate higher consumer demand for deposit accounts in the first quarter of each year. Other factors affecting our businesses include macro factors such as credit availability in the market, interest rates, inflation, the strength of the economy and employment.

Competition

Our businesses compete with other online marketing companies, including online intermediaries that operate network-type arrangements. We also face competition from lenders and insurance agents that source consumers directly. These companies typically operate consumer-branded websites and attract consumers via online banner ads, keyword placement on search engines, direct mail, television ads, retail branches, realtors, brokers, radio and other sources, partnerships with affiliates and business development arrangements with others, including major online portals.

Corporate History

LendingTree, Inc. is the parent of LT Intermediate Company, LLC, which holds all of the outstanding ownership interests of LendingTree, LLC. LendingTree, LLC also owns several companies. LendingTree, Inc. was incorporated in the state of Delaware in June 1996 and commenced nationwide operations in July 1998.

In May 2003, IAC/InterActiveCorp ("IAC") acquired LendingTree, LLC, which at the time of the acquisition was known as LendingTree, Inc. Following the acquisition, in December 2004, IAC converted LendingTree, Inc. to a Delaware limited liability company, LendingTree, LLC.

In April 2008, IAC formed Tree.com, Inc. (now known as LendingTree, Inc.), a Delaware corporation, which held all of the ownership interests of LendingTree, LLC. In August 2008, Tree.com Inc., including its wholly-owned subsidiary, LendingTree, LLC, was spun off from IAC and became the separately publicly-traded company that we are today.

Effective January 1, 2015, we changed our name from Tree.com, Inc. to LendingTree, Inc.

Regulation and Legal Compliance

We market and provide services in heavily regulated industries through a number of different online and offline channels across the United States. As a result, we are subject to a variety of federal and state laws and regulations, including:

- The Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, Fair and Accurate Credit Transactions Act of 2003 ("FACTA"), the Fair Housing Act, the Real Estate Settlement Procedures Act ("RESPA"), and similar state laws, all of which place certain restrictions on the manner in which consumer loans are marketed and originated, and some of which impose restrictions on the amount and nature of fees that may be charged to lenders and real estate professionals for providing or obtaining consumer loan requests.

- The Dodd-Frank Wall Street Reform and Consumer Protection Act, which imposes, among other things, limitations on fees charged by mortgage lenders, and requirements related to mortgage disclosures.

- Federal and state consumer lending and insurance licensing laws.

- Federal and state laws, which impose restrictions on activities conducted through telephone, mail, email, mobile device or the Internet, including the Telemarketing Sales Rule ("TSR"), the Telephone Consumer Protection Act ("TCPA"), the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 ("CAN-SPAM") and the Federal Trade Commission Act.

- Federal and state laws and regulations relating to data privacy and security, including the Gramm-Leach-Bliley Act ("GLBA"), which may impact how we collect, use, store, share and otherwise process personal information of consumers and other individuals.

See "Risk Factors—Risks Related to Legal, Compliance and Regulations" for additional information and a discussion of our regulatory risks.

Intellectual Property

We believe that our intellectual property and proprietary rights are vital to our success. To protect our intellectual property and proprietary rights in our brand, technology, products, services, data, improvements and inventions, we rely on a combination of patent, trademark, copyright, trade secret, and other laws, as well as contractual restrictions on disclosure, such as confidentiality agreements with strategic partners, employees, consultants and other third parties. However, we cannot guarantee that such laws or contractual restrictions will provide us with sufficient protection or that we have entered into confidentiality agreements with each party that has or may have had access to our confidential or proprietary information, know-how or trade secrets.

As we develop or identify new or improved proprietary technologies, we seek patent protection in the United States and abroad, as appropriate. As of December 31, 2025, we owned one issued U.S. patent related to the system and method for collecting financial information over a global communications network, that expires in 2032.

Many of our services are offered under proprietary trademarks and service marks. We believe that our LendingTree trademark, which is applied to all of our services, including our acquired businesses, creates positive responses in network partners and consumers. We generally apply to register or secure by contract our principal trademarks and service marks as they are developed and used. As of December 31, 2025, we owned 53 trademarks and service marks; 11 of those marks are registered outside of the United States, and 42 are registered or in the midst of the application process with the United States Patent and Trademark Office ("USPTO"). Of the 42 marks registered or pending with the USPTO, nine have applications pending but have not yet been registered. These registrations can typically be renewed at 10-year intervals.

In addition, we reserve and register domain names when and where we deem appropriate. As of December 31, 2025, we owned approximately 1,591 registered domain names. We also have agreements with third parties that provide for the licensing of patented, copyrighted and other proprietary technology used in our business.

Our success significantly depends on our ability to obtain, maintain, enforce and protect our intellectual property and proprietary rights and operate our business without infringing, misappropriating or otherwise violating any intellectual property or proprietary rights of third parties. However, there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our intellectual property and proprietary rights or combatting allegations by third parties. From time to time, we may be subject to legal proceedings or claims, or threatened legal proceedings or claims, including allegations of infringement, misappropriation or other violations of third-party patents, trademarks, copyrights, trade secrets or other intellectual property or proprietary rights of third parties. In addition, the use of litigation and other dispute resolution processes, such as Uniform Domain Name Dispute Resolution, may be necessary for us to enforce our intellectual property rights, including our trade secrets, or to determine the validity and scope of intellectual property or proprietary rights claimed by others. See "Risk Factors" for a more comprehensive description of risks related to our intellectual property.

Human Capital Resources

We are committed to investing in our employees, and nurturing an entrepreneurial and dynamic work environment. We achieve this through dedication to our core principles which include: building truly outstanding products, being open and candid, acting with urgency and creativity, taking charge, setting goals and being accountable, and committing to excellence. Employees are stockholders of the Company, allowing them to take charge and have a direct impact on Company choices. We provide individual, career and leadership development opportunities to strengthen skills. We have implemented strong policies and practices to foster a safe and inclusive workplace allowing employees to develop and reach their full potential, and although our employees hold many values in common, our leadership team actively works to attract, develop, and retain talent from a range of backgrounds and experiences in order to benefit from diverse perspectives. The Company and our employees are committed to helping our communities thrive through a variety of Company-sponsored annual and ongoing community outreach efforts.

As of December 31, 2025, we had 926 employees, of which approximately 919 are full-time and 7 are temporary or part-time. None of our employees are represented under collective bargaining agreements and we consider our relations with employees and independent contractors to be good.

Additional Information

Website and Public Filings

We maintain a corporate website at *www.lendingtree.com* and an investor relations website at *investors.lendingtree.com*. None of the information on or accessible through our websites is incorporated by reference in this report, or in any other filings with, or in any information furnished or submitted to, the Securities and Exchange Commission (the "SEC").

We make available, free of charge through our website, our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K, our proxy statement for our annual shareholders' meeting and beneficial ownership reports on Forms 3, 4 and 5 as soon as reasonably practicable after we file such material with, or furnish such material to, the SEC. Our filings with the SEC are available to the public at the SEC's website at *www.sec.gov*.

Code of Business Conduct and Ethics

Our code of business conduct and ethics, which applies to all employees, including all executive officers and senior financial officers and directors, is posted on the investor relations section of our website. Any amendments to or waivers of the code of business conduct and ethics that are of the type described in Item 406(b) and (d) of Regulation S-K will be disclosed on our website or in public filings to the extent required by the applicable rules.

ITEM 1A. *Risk Factors*

Risk Factors

Investing in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the risks described below, together with all of the other information included in this Annual Report. If any of the risks described below actually occur, our business, financial condition or results of operations could suffer. In that case, the trading price of our common stock may decline and you may lose all or part of your investment. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business, financial condition and results of operations. Certain statements below are forward-looking statements. See the information included under the heading "Cautionary Statement Regarding Forward-Looking Information" included elsewhere in this annual report.

Risks Related to our Business

Adverse conditions in the primary and secondary mortgage markets, as well as the general economy, have had and could continue to have a material adverse effect on our business, financial condition and results of operations.

Constraints in the primary and secondary mortgage markets in the past have had, and may continue to have, an adverse effect on our business, financial condition and results of operations. Generally, increases in interest rates adversely affect the ability of our mortgage Network Partners to close loans, and adverse economic trends limit the ability of our mortgage Network Partners to offer home loans other than low-margin conforming loans. Our businesses have experienced, and will likely continue to experience a decline in demand for their offerings due to decreased consumer demand as a result of the conditions described above, now or in the future. The high interest rates in 2023 to 2025 and home affordability significantly impacted our mortgage business and continue to do so. The decreased consumer demand for mortgage refinancing typically leads to decreased traffic to our website and higher associated selling and marketing efforts associated with that traffic. While higher lender demand during these periods often leads to an increase in the amount lenders will pay per matched lead and higher revenue earned per consumer, increases in the amount lenders will pay per matched lead in this situation is limited by the overall cost models of our lenders, and our revenue earned per consumer can be adversely affected by the overall reduced demand for refinancing in a rising interest rate environment. Conversely, during periods with decreased interest rates, mortgage Network Partners have less incentive to use our marketplaces, or in the case of sudden increases in consumer demand, our mortgage Network Partners may lack the ability to support sudden increases in volume. Situations like this could have a material adverse effect on our business, financial condition and results of operations.

We depend on the financial strength of our Network Partners and our relationships with them, and any adverse changes in these relationships could adversely affect our business, financial condition and results of operations.

Our success depends in significant part on the financial strength of lenders, insurers and lead purchasers participating on our marketplaces and continuing relationships with such lenders, insurers and lead purchases. Network Partners could, for any reason, experience financial difficulties and cease participating on our marketplaces, fail to pay match and/or closing fees when due, determine to temporarily suspend or terminate their relationship with us and/or drop the quality of their services to consumers. We could also have commercial or other disputes with such Network Partners from time to time. The occurrence of one or more of these events with a significant number of Network Partners could, alone or in combination, have a material and adverse effect on our business, financial condition and results of operations.

Any adverse changes in relationships with our Network Partners, or failure to meet certain metrics required by Network Partners, could adversely affect our business.

We compete against other online marketing companies in significant part based on the quality and convertibility of the leads we generate. Network Partners have expectations as to the quality and conversion rate of the leads that we generate and such expectations could change over time. The leads that we supply to Network Partners may not meet the expectations that they have for such leads. Conversion rates for leads may be impacted by factors other than the lead quality, many of which are outside our control. Such factors include competition in lending and insurance markets and sales and marketing practices of Network Partners. Failure to meet the expectations of Network Partners in terms of quality and convertibility of leads may result in reduced fees paid to us by such Network Partners, or in extreme cases, the loss of one or more Network Partners, which could materially and adversely affect our business, financial condition and results of operations.

In addition, because our businesses do not have exclusive relationships with Network Partners, consumers may obtain loans, insurance and other financial products from these third-party service providers without having to use our marketplaces. Network Partners can offer loans, insurance and other financial products directly to consumers through their own marketing campaigns or other traditional methods of distribution, such as referral arrangements, physical store-front operations or broker agreements. Network Partners may also offer loans, insurance and other financial products and services to prospective customers online directly, through one or more online competitors or other business, or both. If a significant number of consumers seek loans, insurance and other financial products and services directly from Network Partners or through our competitors as opposed to through our marketplaces, our business, financial condition and results of operations could be materially and adversely affected.

Failure to maintain our reputation and brand recognition and attract and retain consumers in a cost-effective manner could materially and adversely affect our business and results of operations. As such, adverse publicity from litigation or governmental investigations could impact our business and financial condition and results of operations.

In order to attract visitors to our websites, convert these visitors into loan or other financial product requests for our Network Partners and lead purchasers and generate repeat visits from consumers, our businesses must promote and maintain their reputations and various brands. Brand promotion and maintenance requires the expenditure of considerable money and resources for online and offline advertising, marketing and related efforts, as well as the continued provision and introduction of high-quality products and services that meet the needs of consumers at competitive prices, the ability to maintain consumers' trust, and the ability to successfully differentiate our brand, products and services from those of our competitors.

Brand recognition is a key differentiating factor among providers of online services. We believe that continuing to build and maintain the recognition of our various brands is critical to achieving increased demand for the services provided by our businesses. Accordingly, we have spent, and expect to continue to spend, significant amounts on, and devote significant resources to, branding, advertising and other marketing initiatives, which may not be successful or cost-effective. Our brand promotion activities may not generate consumer awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand.

Adverse publicity and the potential corresponding impact on our reputation may be accelerated and amplified by the widespread use of social media platforms or artificial intelligence-based systems. Furthermore, adverse publicity, from legal proceedings against us or our businesses, including governmental proceedings and consumer class action or other litigation, or the disclosure of information from security breaches or other incidents, could negatively impact our reputation and our various brands, which could materially and adversely affect our business and financial condition and results of operations. In addition, the actions of our third-party marketing partners who engage in advertising on our behalf could negatively impact our reputation and our various brands.

The failure of our businesses to maintain or enhance the reputation and recognition of their respective brands and attract and retain consumers in a cost-effective manner could materially and adversely affect our business, financial condition and results of operations.

We depend on search engines, online advertising and other online sources to attract visitors to our websites, and if we are unable to attract these visitors and convert them into consumer requests for our Network Partners in a cost-effective manner, our business and financial results may be harmed.

Our success depends on our ability to attract online consumers to our websites and convert them into customers in a cost-effective manner. We depend, in part, on search engines, online advertising and other online sources for our website traffic. We are included in search results as a result of both paid search listings, where we purchase specific search terms that result in the inclusion of our advertisement, and, separately, organic searches and artificial intelligence ("AI") overviews, that depend upon the searchable content on our sites. Search engines and other online sources revise their algorithms, and introduce new advertising products, from time to time in an attempt to optimize their search results.

If one or more of the search engines or other online sources on which we rely for website traffic were to modify its general methodology for how it displays our websites, resulting in fewer consumers clicking through to our websites, our business could suffer. If our online advertisements are not able to reach certain consumers due to consumers' use of ad-blocking software or other ad-blocking capabilities, our business could suffer. Any required changes in targeting and other related consumer acquisition practices and techniques could impair our ability to acquire consumers efficiently and our business could suffer. Furthermore, if any free search engine traffic on which we rely begins charging fees for listing or placement, or if one or more of the search engines or other online sources on which we rely for purchased listings, modifies or terminates its relationship with us, our expenses could rise, we could lose customers, and traffic to our websites could decrease, all of which could have a material adverse effect on our business, financial condition and results of operations.

We rely on technology, including artificial intelligence, to operate our business and continue to implement substantial changes to our information systems. Any changes in our systems or failure to appropriately balance between the introduction of new capabilities and managing of existing systems present risk of interruption in our systems, which could result in disruptions to our information systems that could materially adversely affect our operations.

We are dependent on the use of technology systems that support our logged-in consumer experience as well as backend systems to support our strategic objectives. Implementation and integration of complex systems and technology present significant challenges in terms of costs, human resources, and development of effective internal controls. Implementation and integration require a balancing between the introduction of new capabilities and the managing of existing systems, and present the risk of operational or security inadequacy or interruption, which could materially affect our ability to effectively operate our business and/or could negatively impact our results of operations.

In the ordinary course of business, our systems continue to require modification and refinements to address operational reliability, growth, and changing business requirements. In addition, our systems may require modification to enable us to comply with changing regulatory requirements. Our operations could be adversely affected, or we could face imposition of regulatory penalties, if it were unable to timely or effectively modify our systems as necessary or appropriately balance the introduction of new capabilities with the management of existing systems.

We depend on third-party cloud service providers, primarily Amazon Web Services ("AWS") and Microsoft Azure, to operate and scale our technology platforms and support critical business functions. As a result, our operations are subject to the availability, performance, and security of these providers' infrastructure and services, which are outside of our control.

Any disruption, degradation, or failure of AWS or Azure—whether due to system outages, cyber incidents, capacity constraints, natural disasters, human error, or other operational events—could adversely affect our ability to deliver our products and services, process transactions, safeguard data, and meet the expectations of consumers and partners. Such events could result in service interruptions, loss or corruption of data, regulatory scrutiny, reputational harm, and lost revenue.

We are directly or through our third-party provided information technology systems or software incorporating AI capabilities into our business. As with many innovations, AI presents risks, challenges, and unintended consequences that could affect its adoption, and therefore our business. We use, and will increasingly rely on, AI, machine learning, and automated decision-making technologies in aspects of our business, including data analytics, marketing, lead matching, and internal operations. These technologies are inherently complex and may produce results that are inaccurate, incomplete, or biased due to flawed assumptions, training data limitations, or model drift. If these technologies fail to operate as intended, or if they generate outcomes that are perceived as unfair, discriminatory, or otherwise inappropriate, our reputation, relationships with consumers and partners, and business results could be adversely affected. AI development or deployment practices by us or third-party providers could result in incidents that could increase the resources we need to implement cybersecurity measures to protect the security of our data. These deficiencies and other failures of any potential AI systems could subject us to competitive harm, regulatory action, legal liability, and brand or reputational harm.

Our AI initiatives also rely, in part, on third-party technologies, data sources, and model providers, which may be subject to service disruptions, intellectual property claims, data usage restrictions, or changes in pricing or terms. In addition, evolving laws, regulations, and industry standards related to AI, data privacy, consumer protection, and automated decision-making may impose new compliance requirements, limit permissible uses of AI, or increase development and operational costs.

Economic conditions, including changes in the consumer lending and insurance markets could harm our business, financial condition and results of operations.

Our business is dependent on the products offered by our Network Partners across the consumer financial services and personal insurance industries. Changes in economic conditions, including general factors such as a slower pace of economic growth or recessionary periods, could negatively impact these industries and our business. Additionally, the lending products our Network partners offer within our Home and Consumer segments are dependent upon, among other things, the overall level of interest rates, home prices, availability of credit in the financial market and changes in underwriting standards. Our Insurance segment is dependent on the personal auto and home insurance industry, which can be negatively impacted by inflation, supply chain issues, rising car accident severity and frequency, as well as natural disasters such as hurricanes.

Additionally, the health of the lending markets our Network Partners operate in, including purchase and refinance mortgages, home equity, business loans, personal loans, and credit card, are important to our business. Fluctuations and constraints in these markets in the past have harmed, and may in the future, harm our business, financial condition and results of operations. Economic factors such as increased interest rates, slow economic growth or recessionary conditions, the pace of home price appreciation or outright depreciation, changes in household debt levels, and increased unemployment or stagnant or declining wages can affect the lending markets broadly. National or global events, such as the COVID-19 pandemic, can also affect such macroeconomic conditions. These factors can affect the number of consumers applying for loans and overall loan approval rates, which can adversely affect our business. Increases in interest rates driven by the Federal Reserve Board's

Federal Open Market Committee to combat a historically high rate of inflation may continue or decreases in interest rates may be delayed. Additional rate increases could pressure consumer demand for mortgage products, as well as our business, personal and credit card products, and thus could negatively impact our business.

Our insurance business, QuoteWizard, is significant to our revenue, and operational issues in this business could have a material impact on our results of operations.

Our QuoteWizard business poses risks for our ongoing operations, including, but not limited to:

• adverse conditions in the economy may affect insurance carriers and their willingness to issue policies;

• covered losses among insurance carriers may increase beyond normal and budgeted levels which could cause a reduction in demand for leads;

• insurance carriers and other advertisers in the business verticals in which we or QuoteWizard operate may be unwilling to advertise on our or QuoteWizard's websites or mobile applications;

• concentration of customers with large insurance carriers creates exposure to significant budget reductions from these customers that could negatively impact our business;

• major publishers may determine they no longer want QuoteWizard as an advertising partner;

• changes in underwriting approval rates by insurance carrier customers;

• increased competition and its effect on our or QuoteWizard's website traffic, click-through rates, advertising rates, revenue, margins, and market share;

• the cost of media may rise at a faster pace than QuoteWizard's monetization of traffic;

• ability to provide competitive service to insurance carriers and to consumers using QuoteWizard's and our online offerings and other platforms;

• insurance carriers may determine that the online digital marketing channel is no longer a viable marketing platform for generating new insurance customers;

• government regulatory agencies may hinder or disallow the operation of QuoteWizard's marketplace;

• new government regulations and/or laws that affect the ability of private insurance carriers to market products directly to the consumer;

• new government regulations and/or laws that would replace private insurance programs with government run programs;

• our ability to maintain brand recognition for both LendingTree and QuoteWizard and to effectively leverage the LendingTree brand with the QuoteWizard brand;

• our ability to develop new products and services and enhance existing ones;

• our ability to retain key employees of QuoteWizard;

• that the business may not continue to perform as well as anticipated; and

• ongoing operating risks, including liabilities arising from data privacy and security laws and regulations or security breaches.

If the QuoteWizard business is impacted by the risks described above, then our results of operations and future growth prospects could be materially and adversely affected.

Our personal loan product is a key product within our Consumer segment. If lenders participating on our marketplace decide to reduce their offerings of personal loans or if such loans become unattractive to consumers because of higher interest rates demanded by lenders or other reasons, then our results of operations and future growth prospects could be materially and adversely affected.

Personal loans are typically unsecured obligations and generally carry shorter terms and smaller loan amounts than mortgages. Because they are unsecured, they are generally riskier assets for lenders than mortgages or other secured loans. Consumer demand for unsecured loans offered on our marketplace is often for refinancing of higher interest credit card debt or for a lower interest alternative to credit card debt for a contemplated large purchase that would otherwise be purchased with a credit card. Lenders participating on our marketplace may reduce their willingness to make personal loans at more attractive interest rates than credit card debt and may, for that reason or for any other reason, reduce their demand for requests generated from our personal loan marketplace. Reasons that lenders might reduce their willingness to make personal loans at attractive interest rates may include regulatory changes, stricter institutional lending criteria, a lack of adequate funding sources or capital for loan originations, or increased borrower default levels, which may occur upon adverse changes in regional, national or global economic conditions. Additionally, lenders may tighten their underwriting standards, making it more difficult for consumers to qualify for personal loans. Personal loan lenders are increasingly focused on profitability and are attempting to reduce their acquisition costs of new customers. If lenders participating on our marketplace decide to reduce their offerings of personal loans, tighten their underwriting standards, or if personal loans become unattractive to consumers because of higher interest rates demanded by lenders or other reasons, then our results of operations and future growth prospects could be materially and adversely affected.

Our small business loans are a significant product within our Consumer segment and there are risks specific to this product that could have a material impact on our results of operations.

Our small business loans product has a renewal stream that is a significant part of the revenue of this product. Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, requires the estimation and recognition of revenue for future renewals at the time of the original loan, which creates a contract asset. The contract asset is estimated using historical renewal and commission rates, but actual renewal revenue could differ from this estimate. The contract asset at December 31, 2025 for business loan renewals is $28.0 million. Any changes in future renewals or changes in the assumptions supporting the contract asset could have a material impact on our results of operations.

Additionally, a significant portion of the business loans revenue is derived from one Network Partner and if we lose significant business from this partner, our results of operations could be adversely affected.

If we are unable to continually enhance our products and services and adapt them to technological changes and consumer and Network Partner needs, we may lose market share and revenue and our business could suffer.

We need to anticipate, develop and implement new products, services and applications on a timely and cost-effective basis that keep pace with technological developments and changing consumer and Network Partner needs. We are continually working to improve our consumer experience through enhancements to our products and services. However, we may not be able to develop products and services that are equivalent to or better than our competitors or that successfully meet our consumer and Network Partner needs. We may not be successful, or as successful as our competitors, in developing technologies and systems that operate effectively across multiple devices and platforms in a way that is appealing to our consumers and Network Partners. If we are unsuccessful in innovating, if we cannot innovate as quickly as our competitors, if we are not able to make sufficient investment in innovation, if new or existing competitors develop more cost-effective or efficient technologies or cause disintermediation (including through the use of artificial intelligence or other emerging technologies), or if our ideas are not accepted in the marketplace, it could have a material adverse effect on our business.

Additionally, our interaction with our Network Partners is dependent on the technology and services we offer to these customers. Our inability to offer competitive technology solutions to support our Network Partners could have a negative impact on our business.

If we fail to develop our websites or apps to respond to technological developments and changing consumer and Network Partner needs cost effectively, or if consumers and Network Partners respond negatively to changes, we may lose market share, which could materially and adversely affect our business, financial condition and results of operations.

Some of our products are new to the market and may fail to achieve or maintain customer acceptance and profitability.

We have, in the past, launched a number of new products and may, in the future, launch new products. We do not have as much experience with new products as with other more mature products. Accordingly, new products may be subject to greater risks than our more mature products.

The success of our new products will depend on a number of factors, including, but not limited to:

- implementing, at an acceptable cost, product features offered by our competitors and/or expected by consumers, and Network Partners;

- market acceptance by consumers and Network Partners;

- offerings by current and future competitors;

- our ability to attract and retain management and other skilled personnel for these products;

- our ability to develop successful and cost-effective marketing campaigns; and

- our ability to timely adjust marketing expenditures in relation to changes in demand for the underlying products and services offered by our Network Partners.

Our results of operations may suffer if we fail to successfully anticipate and manage these issues associated with new products.

If consumers do not find value in our platforms, or do not like the consumer experience on the platforms, the number of matches on our platforms may decline, which would harm our business, financial condition and results of operations.

We believe that the growth of our business and revenue depends upon our ability to engage our existing users on our platforms and to add new users. If we lose users or user engagement diminishes, our business and financial condition will be negatively impacted. If we fail to remain competitive on customer experience, editorial articles and product offerings, our ability to grow our business may also be adversely affected.

Factors that could negatively affect our ability to grow our user base and engagement include, among others:

- we lose users to new market entrants and/or existing competitors;

- we do not obtain regulatory approvals necessary for expansion into new verticals, or to launch new products, product features or tools;

- we fail to effectively use search engines, social media platforms, digital app stores, content-based online advertising, and other online sources for generating traffic to our platforms;

- our platforms experience disruptions or outages;

- we suffer reputational harm to our brand including from negative publicity, whether accurate or inaccurate;

- we fail to offer new and competitive products, to provide effective updates to our existing products or to keep pace with technological improvements in our industry;

- technical or other problems frustrate the user experience;

- we are unable to address user concerns regarding the content, privacy, and security of our digital platforms;

- we are unable to continue to innovate and improve our platforms by generating compelling content and tools; or

- existing or new financial services providers use incentives to directly cross-sell their products, reducing consumer benefits of using multiple providers.

Our inability to overcome these challenges could impair our ability to engage users on our platforms, and could harm our business, operating results and financial condition.

We improve our products and services in ways that forego short-term gains.

We are constantly striving to improve the user experience for our consumers who use our websites and applications and for our Network Partners. Some of our changes may have the effect of reducing our short-term revenue or profitability if we believe that the benefits will ultimately improve our financial performance over the long-term. Any short-term reductions in revenue or profitability could be more severe than we anticipate or these decisions may not produce the long-term benefits that we expect, in which case our business and results of operations could be adversely affected.

We may be unable to make acquisitions, successfully integrate acquired companies into our business, or our acquisitions may not meet our expectations, any of which would adversely affect our business, financial condition, and results of operations.

We may in the future acquire or invest in businesses, offerings, technologies, or talent that we believe could complement or expand our existing product offerings, enhance our technical capabilities, or otherwise offer growth opportunities. The pursuit of future potential acquisitions may divert the attention of management and cause us to incur significant expenses related to identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated. Even if we successfully acquire additional businesses or technologies, we may not achieve the anticipated benefits or synergies due to a number of factors, including but not limited to:

- senior management's attention may be diverted from the management of daily operations to the integration of the businesses acquired in the acquisition;

- inability to generate sufficient revenue to offset acquisition costs;

- inability to maintain relationships with customers and partners of the acquired business;

- challenges maintaining quality and security standards consistent with our brand;

- inability to achieve anticipated synergies or unanticipated difficulty with integration into our corporate culture;

- the need to integrate or implement additional controls, procedures, and policies;

- harm to our existing business relationships with business partners as a result of the acquisition;

- use of substantial portions of our available cash or the incurrence of debt to consummate the acquisition;

- inability to retain key employees of businesses acquired;

- inability to fully integrate the businesses acquired;

- costs and expenses associated with any undisclosed or potential liabilities;

- that the businesses acquired in the acquisition may not perform as well as anticipated;

- adverse conditions in the economy may affect the lenders or insurance carriers or other customers of the acquired businesses and their willingness to issue new credit, write new policies or otherwise expand their businesses;

- advertisers in the business verticals in which we, or the acquired businesses we operate, may be unwilling to advertise on our websites or mobile applications;

- increased competition and its effect on our or the acquired businesses' website traffic, click-through rates, submitted consumer requests, advertising rates, revenue, margins, and market share;

- our ability to maintain brand recognition for both us and the acquired businesses and to effectively leverage the LendingTree brand with the newly acquired brands;

- our ability to develop new products and services and enhance existing ones; and

- assumed liabilities associated with the historical operations of the acquired businesses, including as a result of data privacy and security laws and regulations or security breaches.

As a result of the foregoing, our acquisitions may not be accretive to us in the near term, or at all. Furthermore, if we fail to realize the intended benefits of the business acquired in the acquisition, the market price of our common stock could decline to the extent that the market price reflects an expectation of those benefits.

Other acquisitions or strategic investments that we pursue may not be successful and could disrupt our business and harm our financial condition.

We may consider or undertake strategic acquisitions of, or material investments in, businesses, products or technologies. We may not be able to identify suitable acquisition or investment candidates, or even if we do identify suitable candidates, they may be difficult to finance, expensive to fund and there is no guarantee that we can obtain any necessary regulatory approvals or complete such transactions on terms that are favorable to us. To the extent we pay the purchase price of any acquisition or investment in cash or through borrowings under our 2025 Credit Facility (as defined herein), it would reduce our cash balances and/or result in indebtedness we must service, which may have a material and adverse effect on our business and financial condition. If the purchase price is paid with our stock, it would be dilutive to our stockholders. In addition, we may assume liabilities associated with a business acquisition or investment, including unrecorded liabilities that are not discovered at the time of the transaction, and the repayment of those liabilities may have a material and adverse effect on our financial condition. There may also be litigation or other claims arising in connection with an acquisition itself.

We may not be able to successfully integrate the personnel, operations, businesses, products or technologies of an acquisition or investment. Integration may be particularly challenging if we enter into a line of business in which we have limited experience and the business operates in a difficult legal, regulatory or competitive environment. We may find that we do not have adequate operations or expertise to manage the new business. The integration of any acquisition or investment may divert management's time and resources from our core business, which could impair our relationships with our current employees, customers and strategic partners and disrupt our operations. Acquisitions and investments also may not perform to our expectations for various reasons, including the loss of key personnel and/or customers. If we fail to integrate acquisitions or investments or realize the expected benefits, we may lose the return on these acquisitions or investments or incur additional transaction costs and our business and financial condition may be harmed as a result.

Our financial condition and results of operations have been and may continue to be adversely affected by public health issues, including epidemics or pandemics such as COVID-19.

We face various risks related to public health issues, including epidemics, pandemics, and other outbreaks, such as the global outbreak of COVID-19. The COVID-19 pandemic negatively impacted the global economy, disrupted global supply chains, created significant volatility and disruption in financial markets, and, at times, increased unemployment levels. In addition, the pandemic resulted in temporary closures of many businesses and the institution of various lockdown orders and sheltering in place requirements in many states and communities. As a result, the demand for our products, in particular in our Consumer segment, was significantly impacted. The full impact of any widespread public health issue on our financial condition and results of operations will depend on the duration and scope of an outbreak (including any potential future waves, the emergence or re-emergence of variants and their transmissibility, and the success of vaccination programs and treatments), its impact on our consumers and our Network Partners, how quickly normal economic conditions, operations, and the demand for our services and products can resume, and any permanent behavioral changes that the pandemic may cause. The extent to which any widespread public health issue impacts our business, financial condition and results of operations, as well as our regulatory capital and liquidity ratios, will depend on future developments, which are highly uncertain and cannot be predicted.

If we fail to manage our people through the changes caused by the economic challenges, our business and results of operations could be harmed.

We have experienced a reduction in our headcount as a result of both elevated turnover caused by the market as well as planned severances, which places substantial demand on remaining management and our operational infrastructure. As we manage through this change, we must effectively transition work and train, develop and motivate a large number of both existing and new employees, all while maintaining the beneficial aspects of our Company culture. If we do not manage the changing employee base effectively, the quality of our services and efficiency of our operations could suffer, which could harm our business and results of operations.

We rely on the performance of highly skilled personnel and if we are unable to attract, retain, develop and motivate well-qualified employees, or replace key personnel, our business and results of operations could be harmed. Loss of our key management and other personnel, including the recent unexpected passing our Founder, former Chairman and Chief Executive Officer, could adversely impact our business.

We believe our success has depended, continues to depend and in the future will depend on the efforts and talents of our management team and our highly skilled employees and workers, including our software engineers, analysts, marketing professionals and sales staff. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees and to develop and implement an adequate succession plan for the management team. The loss of any of our senior management or key employees could materially and adversely affect our ability to build on the efforts that they have undertaken and to execute our business plan, and we may not be able to find adequate replacements.

On October 13, 2025, we announced the unexpected passing of Doug Lebda, our Founder and former Chairman and Chief Executive Officer. Mr. Lebda had served as member of our board of directors and as our chief executive officer since January 2008. Following Mr. Lebda's death, on October 13, 2025, our board of directors appointed Scott Peyree to serve as our President and Chief Executive Officer, effective immediately. Mr. Peyree will serve as our principal executive officer. Immediately prior to his appointment as our President and Chief Executive Officer, Mr. Peyree served as the Company's Chief Operating Officer and President, LendingTree Marketplace. Our board of directors also appointed Mr. Peyree to the board of directors to fill the vacancy resulting from Mr. Lebda's passing.

Despite our current efforts, we cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. Failure to attract, hire, develop, motivate, and retain highly qualified employee talent or failure to develop and implement an adequate succession plan for the management team could disrupt our operations and adversely affect our business and our future success.

Network Partners on our marketplaces may not provide competitive levels of service to consumers, which could materially and adversely affect our brands and businesses and their ability to attract consumers.

The ability of our businesses to provide consumers with a high-quality experience depends, in part, on consumers receiving competitive levels of convenience, customer service, price and responsiveness from Network Partners participating on our marketplaces with whom they are matched. If these providers do not provide consumers with competitive levels of convenience, customer service, price and responsiveness, the value of our various brands may be harmed, the ability of our businesses to attract consumers to our websites may be limited and the number of consumers matched through our marketplaces may decline, which could have a material and adverse effect on our business, financial condition and results of operations.

A significant portion of our total revenue is derived from one Network Partner and our results of operations could be adversely affected if we lose significant business from this Network Partner.

For the year ended December 31, 2025, one Network Partner accounted for 27% of total consolidated revenue. If this significant Network Partner were to cease purchasing consumer requests and we were unable to replace the associated demand, the loss could have a material adverse effect on our results of operations in the short term and potentially also the longer term. Also, if this Network Partner reduces its volume of consumer requests for any reason, our business could be adversely affected.

We have incurred significant operating losses in the past and we may not be able to generate sufficient revenue to be profitable over the long term.

We have incurred operating losses from continuing operations at times in our history and we have an accumulated deficit of $728.1 million at December 31, 2025. If we fail to maintain or grow our revenue and manage our expenses, we may incur significant losses in the future and not be able to maintain or increase our profitability.

Our 2025 Credit Facility (as defined herein) contains financial covenants and other restrictions on our actions and it could therefore limit our operational flexibility or otherwise adversely affect our financial condition. Failure to comply with the terms of this facility could impair our rights to the assets that have been pledged as collateral under the facility.

On August 21, 2025, we entered into a $75.0 million revolving credit facility (the "2025 Revolving Facility") and a $400.0 million term loan facility (the "2025 Term Loan" and together with the 2025 Revolving Facility, the "2025 Credit Facility"). The 2025 Credit Facility matures on August 21, 2030. The proceeds of the 2025 Credit Facility were used to refinance the 2021 Credit Facility and 2024 Term Loan, and can be used for working capital and general corporate purposes, and any other purpose not prohibited by the credit agreement. As of December 31, 2025, we have $399.0 million borrowings outstanding under the 2025 Term Loan.

The 2025 Revolving Facility contains a restrictive financial covenant, which limits the amount of first lien consolidated debt to an EBITDA ratio. In addition, the 2025 Credit Facility contains customary affirmative and negative covenants, including, subject to certain exceptions, restrictions on our ability to, among other things:

- incur additional indebtedness;

- grant liens;

- make loans and investments;

- enter into mergers or make certain fundamental changes;

- make certain restricted payments, including dividends, distributions, stock repurchases or redemptions;

- sell assets;

- enter into transactions with affiliates; and

- enter into restrictive transactions.

The 2025 Credit Facility requires us to pledge as collateral, subject to certain customary exclusions, substantially all of our assets. The obligations under this facility are unconditionally guaranteed, subject to certain customary exclusions, on a senior basis by our material domestic subsidiaries. The guaranties are secured, subject to certain customary exclusions, by substantially all of each such guarantor's assets.

If an event of default occurs or if we otherwise fail to comply with any of the negative or affirmative covenants of the 2025 Credit Facility, the lenders may declare all of the obligations and indebtedness under such facility due and payable. In such a scenario, the lenders could exercise their lien on the pledged collateral, which would have a material adverse effect on our business, operations, financial condition and liquidity. For additional information on the 2025 Credit Facility, *see* Note 13—Debt, in the notes to the consolidated financial statements included elsewhere in this annual report.

Risks Related to Our Industry

We participate in a highly competitive market and pressure from existing and new competitors, including from disintermediation, may materially and adversely affect our business, results of operations and financial condition. If any of our competitors are more successful than we are at attracting and retaining customers or Network Partners, our business, financial condition and results of operations could be materially and adversely affected.

We currently operate in a highly competitive market and face competition from existing online marketing companies, new market entrants, and major technology platforms, including search engines, AI-based services, and content aggregators. Some existing competitors have greater capital or more diversified product offerings, which they may leverage through strategic acquisitions or other means to our disadvantage. New entrants may be able to innovate or respond to consumer and Network Partner demand more quickly than we can.

The widespread adoption of AI, machine learning, and large language model-based tools presents an increasing risk of disintermediation. These technologies are enabling consumers to independently identify, compare, and apply for financial products without using a marketplace intermediary, and are facilitating direct connections between consumers and lenders. If consumers develop stronger brand loyalty to specific lenders, come to perceive comparison marketplaces as offering limited incremental value, or return directly to lenders for subsequent transactions, demand for our services could decline.

Our business model depends on our ability to serve as an effective intermediary between consumers and the lenders, insurers, and other financial service providers in our marketplace. If we are unable to counteract disintermediation trends through product innovation, investment in brand awareness, and expansion of our consumer value proposition, or if we are required to expend significant resources to remain competitive without success, our business, financial condition and results of operations could be materially and adversely affected.

Risks Related to our Operations

Our success depends, in part, on the integrity of our systems and infrastructures. System interruption and the lack of integration and redundancy in these systems and infrastructures may have a material and adverse impact on our business, financial condition and results of operations.

Our success depends, in part, on our ability to maintain the integrity of our systems and infrastructures, including websites, information and related systems, call centers and distribution and fulfillment facilities. System interruption and the lack of integration and redundancy in our information systems and infrastructures may materially and adversely affect our ability to operate websites, process and fulfill transactions, respond to customer inquiries and generally maintain cost-efficient operations. We may experience occasional system interruptions that make some or all systems or data unavailable or prevent our businesses from efficiently providing services or fulfilling orders. We also rely on affiliate and third-party computer systems, broadband and other communications systems and service providers in connection with the provision of services generally, as well as to facilitate, process and fulfill transactions. Any interruptions, outages or delays in our systems and infrastructures, our businesses, our affiliates and/or third parties, or deterioration in the performance of these systems and infrastructures, could impair the ability of our businesses to provide services, fulfill orders and/or process transactions. Fire, flood, power loss, telecommunications failure, hurricanes, tornadoes, earthquakes, acts of war or terrorism, acts of God, unauthorized intrusions or computer viruses, and similar events or disruptions may damage or interrupt computer, broadband or other communications systems and infrastructures at any time. Any of these events could cause system interruption, delays and loss of critical data, and could prevent our businesses from providing services, fulfilling orders and/or processing transactions. While our businesses have backup systems and other resiliency measures in place for certain aspects of their operations, these systems are not fully redundant and disaster recovery planning is not sufficient for all eventualities. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption. If any of these events were to occur, it could materially and adversely affect our business, financial condition and results of operations.

We are continuously developing, updating, and rewriting critical platforms that support our business. The risks associated with this work include, but are not limited to, operational implementation, downtimes, and diversion of management and technical resources. If the work is more challenging or time consuming than expected, then our business, financial condition and results of operations could be materially and adversely affected.

Breaches or failures of our systems or website security, the theft, unauthorized access, acquisition, use, disclosure, modification or misappropriation of personal information, the occurrence of fraudulent activity, or other data security-related incidents may have a material and adverse impact on our business, financial condition and results of operations.

In the processing of consumer inquiries, our businesses collect, use, store, disclose, transfer, and otherwise process a large volume of personal information and other confidential, proprietary and sensitive data. Breaches or failures of security involving our systems or website or those of any of our affiliates, Network Partners or external service providers have occurred in the past and may occur in the future, and have in the past resulted in, and could in the future result in, the theft, unauthorized access, acquisition, use, disclosure, modification or misappropriation of personal information of our consumers, employees or third parties with whom we conduct business, or other confidential, proprietary and sensitive data, fraudulent activity, or system disruptions or shutdowns. The occurrence of any actual or attempted breach, failure of security or fraudulent activity, the reporting of such an incident, whether accurate or not, or our failure to make adequate or timely disclosures to the public or law enforcement agencies following any such event, whether due to delayed discovery or a failure to follow existing protocols, could result in claims made against us or our affiliates, Network Partners or external service providers. Such claims could result in state and/or federal litigation and related financial liabilities, as well as criminal penalties or civil liabilities, regulatory actions from state and/or federal governmental authorities, and significant fines, orders, sanctions, litigation and claims against us by consumers or third parties and related indemnification obligations. Actual or perceived security breaches or failures also have in the past caused, and may in the future cause, financial losses, increased costs, interruptions in the operations of our business, misappropriation of assets, significant damage to our brand and reputation with consumers and third parties with whom we do business and result in adverse publicity, loss of consumer confidence, distraction to our management, and reduced sales and profits, any or all of which could have a material and adverse impact on our business, financial condition and results of operations.

Such breaches, failures and fraudulent activity may take many forms, including check fraud, fraudulent inducement, electronic fraud, wire fraud, computer viruses, phishing, social engineering, denial or degradation of service attacks, malware, ransomware, deepfake, AI or other cyber-attacks, and other dishonest acts, any of which could be the result of a circumvention or failure of our data security processes, procedures, tools, and controls. Our systems are also subject to compromise from internal threats, such as theft, misuse, unauthorized access or other improper actions by employees, external service providers and other third parties with otherwise legitimate access to our systems and website. Data security-related incidents and fraudulent activity are increasing in frequency and evolving in nature. We rely on a framework of security, processes, procedures, tools, and controls consistent with industry standards and designed to protect our information and assets but, given the unpredictability of the timing, nature and scope of data security-related incidents and fraudulent activity, there can be no assurance that any security procedures and controls that we or our external service providers have implemented will be sufficient to prevent data security-related incidents or other fraudulent activity from occurring. Furthermore, because the methods of attack and deception change frequently, are increasingly complex and sophisticated, and can originate from a wide variety of sources, including third parties such as external service providers and even nation-state actors, despite our reasonable efforts to ensure the integrity of our systems and website, it is possible that we may not be able to anticipate, detect, appropriately react and respond to, or implement effective preventative measures against, all security breaches and failures and fraudulent activity. As a result, our business, financial condition or results of operations could be materially and adversely affected.

We also face risks associated with security breaches affecting third parties and their suppliers or partners (fourth parties) with whom we are affiliated or otherwise conduct business. Due to applicable laws and regulations or contractual obligations, we may be held responsible for any breach, failure or fraudulent activity attributed to our affiliates, Network Partners or external service providers as they relate to the information we share with them. In addition, because we do not control our Network Partners or external service providers and our ability to monitor their data security is limited, we cannot ensure the security measures they take will be sufficient to protect our information. We may be required to expend significant capital and other resources to protect against, respond to, and recover from any potential, attempted, or existing security breaches or failures and their consequences. As data security-related threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. In addition, our remediation efforts may not be successful. The inability to implement, maintain and upgrade adequate safeguards could have a material and adverse impact on our business, financial condition and results of operations. Moreover, there could be public announcements regarding any data security-related incidents and any steps we take to respond to or remediate such incidents. If securities analysts or investors perceive these announcements to be negative, it could, among other things, have a substantial adverse effect on the price of our common stock. Consumers are generally concerned with security and privacy of the internet and any publicized security problems affecting our businesses or those of third parties with whom we are affiliated or otherwise conduct business may discourage consumers from doing business with us, which could have a material and adverse effect on our business, financial condition and results of operations.

While we currently maintain cybersecurity insurance, such insurance may not be sufficient in type or amount to cover us against claims related to breaches, failures or other data security-related incidents, and we cannot be certain that cyber insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material and adverse effect on our business, financial condition and results of operations.

Risks Related to Legal, Compliance and Regulation

Failure to comply with past, existing or new laws, rules and regulations, or to obtain and maintain required licenses, could materially and adversely affect our business, financial condition and results of operations.

We market and provide services in heavily regulated industries through a number of different channels across the United States. As a result, our businesses have been and remain subject to a variety of laws, rules, regulations, statutes, standards, policies and procedures in various jurisdictions in the United States and abroad, which are subject to change at any time. The failure of our businesses to comply with past, existing or new laws, rules and regulations, or to obtain and maintain required licenses, could result in business interruptions in certain jurisdictions, administrative fines or proceedings against us or our businesses by governmental agencies and/or litigation by consumers, which could materially and adversely affect our business, financial condition and results of operations and our brand.

Our businesses conduct marketing activities via telephone, mail and/or through online marketing channels, and these general marketing activities are governed by numerous federal regulations, such as the TSR, the CAN-SPAM Act, the TCPA, the Federal Trade Commission Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, RESPA, and various state telemarketing and consumer protection laws, federal and state data privacy and security laws and their accompanying regulations and guidelines, among others. Additionally, increased regulation by the Bureau of Consumer Financial Protection ("CFPB"), the U.S. Federal Trade Commission ("FTC") and Federal Communications Commission ("FCC") has resulted in restrictions on our marketing activities.

Additional federal, state and in some instances, local laws regulate secured and unsecured lending, and insurance brokerage activities, which impact our marketplace, partners and consumers. These laws generally regulate the manner in which lending and lending-related activities, as well as insurance brokerage activities, are marketed or made available, including advertising and other consumer disclosures, payments for services and record-keeping requirements. These laws include RESPA, the Fair Credit Reporting Act, the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Housing Act and various state laws. State laws often restrict the amount (and nature) of interest and fees that may be charged by a lender or mortgage broker, or otherwise regulate the manner in which lenders or mortgage brokers operate or advertise.

State and federal lending laws and regulations generally require accurate disclosure of the critical components of credit costs so that consumers can readily compare credit terms from various lenders. These laws and regulations also impose certain restrictions on the marketing and advertisement of these credit terms. Because we are an aggregator of rate and other information regarding many financial products, including mortgages, loans, deposits and credit cards, we may be subject to some of these laws and regulations and we may be held liable under these laws and regulations for information provided through our online services.

Our businesses are also subject to various state, federal and/or local laws, rules and regulations limiting or prohibiting inducements, cash rebates and gifts to consumers, which impact our lead generation business, as well as the manner in which these businesses may offer, advertise or promote transactions. For example, RESPA generally prohibits the payment or receipt of referral fees and fee shares or splits in connection with residential mortgage loan transactions, subject to certain exceptions. Pursuant to the Dodd-Frank Act, the CFPB administers and enforces RESPA, and from time to time issues guidance related to various RESPA compliance topics (see e.g., CFPB Advisory Opinion "Real Estate Settlement Procedures Act (Regulation X); Digital Mortgage Comparison-Shopping Platforms and Related Payments to Operators" (February 7, 2023)). Some state authorities have also asserted enforcement rights.

The applicability of referral-fee and fee-sharing prohibitions to lenders and real estate providers, including online networks, may have the effect of reducing the types and amounts of fees that may be charged or paid in connection with real estate-secured loan offerings or activities, including mortgage brokerage, lending and real estate brokerage services, or otherwise limiting our and our Network Partners' ability to conduct marketing and referral activities. RESPA and related regulations do, however, contain a number of provisions that allow for payments between unaffiliated entities, including market-based fees for the provision of non-referral goods, services or facilities and advertising arrangements. In addition, RESPA allows for referrals to affiliated entities, including joint ventures, when specific requirements have been met. We rely on these provisions in conducting our business activities.

Violations of RESPA or similar state statutes can lead to claims of substantial damages, which may include (but are not limited to) fines, treble damages and attorneys' fees, government enforcement actions, civil and criminal liability, or other remedies. We diligently monitor and assess new regulatory guidance, enforcement actions and court interpretations of RESPA as part of our ongoing compliance management program and devote substantial resources and management attention to regulatory compliance in light of such developments.

Various federal, state and, in some instances, local, laws also prohibit unfair, deceptive and abusive marketing and sales practices. We have adopted appropriate policies and procedures to address these requirements (such as appropriate consumer disclosures, call scripting, call monitoring and other quality assurance and compliance measures), but it is not possible to ensure that all employees comply with our policies and procedures at all times.

Regulatory authorities and private plaintiffs may allege that we failed to comply with applicable laws, rules and regulations where we believe we have complied. These allegations may relate to past conduct and/or past business operations. Even allegations that our activities have not complied or do not comply with all applicable laws and regulations may have a material and adverse effect on our business, financial condition and results of operations. The alleged violation of such laws, rules or regulations may entitle an individual plaintiff to seek monetary damages, or may entitle an enforcing government agency to seek significant civil or criminal penalties, costs and attorneys' fees. Regardless of its merit, an allegation typically requires legal fee expenditures to defend against. We have in the past, and may in the future, decide to settle allegations of non-compliance with laws, rules and regulations when we determine that the cost of settlement is less than the cost and risk of continuing to defend against an allegation. Settlements may require us to pay monetary fines and may require us to adopt new procedures and practices, which may render it more difficult to operate or may raise our internal costs. The future occurrence of one or more of these events could have a material and adverse effect on our business, financial condition and results of operations.

Compliance with these laws, rules and regulations is a significant component of our internal costs and new laws, rules and regulations are frequently proposed and adopted, requiring us to adopt new procedures and practices. Changes to existing laws, rules and regulations or changes to interpretation of existing laws, rules and regulations could result in further restriction of activities incidental to our business or use of technology such as AI, and could have a material and adverse effect on our business, results of operation and financial condition. Failure to comply with applicable laws and regulatory requirements may result in, among other things, revocation of or inability to renew required licenses or registrations, loss of approval status, termination of contracts without compensation, administrative enforcement actions and fines, private lawsuits, including those styled as class actions, cease and desist orders and civil and criminal liability.

Our collection, use, storage, disclosure, transfer and other processing of personal information could give rise to significant costs and liabilities, including as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights, which may have a material and adverse impact on our business, financial condition and results of operations.

In the course of our operations and the processing of consumer inquiries, our businesses collect, use, store, disclose, transfer and otherwise process a large volume of personal information, including from our consumers, employees and third parties with whom we conduct business, and other user data. The collection, use, storage, disclosure, transfer and other processing of personal information is increasingly subject to a wide array of federal and state laws and regulations regarding data privacy and security, including the GLBA, that are intended to protect the privacy of personal information that is collected, used, stored, disclosed, transferred and otherwise processed in or from the governing jurisdiction. Some countries also are considering or have passed legislation requiring local storage and processing of data, or similar requirements, which could increase the cost and complexity of delivering our products and services. As we seek to expand our business, we are, and may increasingly become, subject to various laws, regulations and standards, as well as contractual obligations, relating to data use, privacy and security in the jurisdictions in which we operate. In many cases, these laws and regulations apply not only to third-party transactions, but also to transfers of information between or among us, our affiliates and other parties with whom we conduct business. These laws, regulations and standards may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material and adverse impact on our business, financial condition and results of operations. The regulatory framework for data privacy and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future.

In the United States, various federal and state regulators, including governmental agencies, like the CFPB and FTC, have adopted, or are considering adopting, laws and regulations concerning personal information and data privacy and security. This patchwork of legislation and regulation may give rise to conflicts or differing views of personal privacy rights. For example, certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. At the federal level, we are subject to the GLBA, which restricts certain collection, storage, use, disclosure and other processing by covered companies of certain personal information, requires notice to individuals of privacy practices and provides individuals with certain rights to prevent the use and disclosure of certain non-public or otherwise legally protected personal information. The GLBA also imposes requirements regarding the safeguarding and proper destruction of personal information through the issuance of data security standards or guidelines. In addition, many states in which we operate have laws that protect the privacy and security of personal information. For example, the California Consumer Privacy Act (the "CCPA"), as amended by the California Privacy Rights Act ("CPRA"), requires covered companies to, among other things, provide certain disclosures to California residents and provide such residents with certain data protection and privacy rights, including the ability to opt-out of certain sales and shares of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of certain personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. The CCPA contains several exemptions, including a provision to the effect that the CCPA does not apply where the personal information is collected, processed, sold or disclosed pursuant to the GLBA. It is possible that further amendments to the CCPA will be enacted, but even in their current forms it remains unclear how various provisions of the CCPA will be interpreted and enforced. Numerous other states also have enacted or are in the process of enacting state-level data privacy and security laws and regulations. In recent years, some states, including Oregon, Minnesota, and Montana have taken an approach similar to the CCPA in that their state privacy laws do not apply where the personal information is collected, processed, sold or disclosed pursuant to the GLBA. Meanwhile, a majority of states that have enacted data privacy laws have included a broader exemption by exempting entities that are subject to the GLBA. As more states take the CCPA approach by exempting only personal information subject to the GLBA, as opposed to exempting entities subject to the GLBA, compliance costs and data privacy risks may increase. Additionally, there is discussion in Congress of a new federal data protection and privacy law to which we may become subject if it is enacted. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, may require us to modify our data processing practices and policies, divert resources from other initiatives and projects, and could restrict the way products and services involving data are offered, all of which may have a material and adverse impact on our business, financial condition and results of operations.

Many regulatory and statutory requirements, both in the United States and abroad, include obligations for companies to notify individuals of data breaches involving certain personal information, which have in the past resulted from, and may in the future result from, breaches experienced by us or our external service providers. For example, laws in all 50 states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. These laws are not consistent and compliance in the event of a widespread data breach is difficult and costly. Moreover, states have been frequently amending existing laws, requiring attention to changing regulatory requirements. We also may be contractually required to notify consumers or other third parties of a security breach. Although we may have contractual protections with our external service providers, actual or perceived security breaches have in the past resulted in, and may in the future result in, harm to our reputation and brand, exposure to potential liability or a need to expend significant resources on data security and in responding to any such actual or perceived breach. Any contractual protections we may have from our external service providers may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections.

In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards. We expect that there will continue to be new proposed laws and regulations concerning data privacy and security and we cannot yet determine the impact such future laws, regulations and standards may have on our business. New laws, amendments to or re-interpretations of existing laws, regulations, standards and other obligations may require us to incur additional costs and restrict our business operations. Because the interpretation and application of laws, regulations, standards and other obligations relating to data privacy and security are still uncertain, it is possible that these laws, regulations, standards and other obligations may be interpreted and applied in a manner that is inconsistent with our data processing practices and policies or the features of our products and services. If so, in addition to the possibility of fines, lawsuits, regulatory investigations, public censure, other claims and penalties, and significant costs for remediation and damage to our reputation, we could be materially and adversely affected if legislation or regulations are expanded to require changes in our data processing practices and policies or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively impact our business, financial condition and results of operations. We may be unable to make such changes and modifications in a commercially reasonable manner, or at all. Any inability to adequately address data privacy or security-related concerns, even if unfounded, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in additional cost and liability to us, harm our reputation and brand, damage our relationships with consumers and have a material and adverse impact on our business, financial condition and results of operations.

We make public statements about our use and disclosure of personal information through our privacy policies and notices, and other information provided on our website and press statements. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Moreover, from time to time, concerns may be expressed about whether our products and services compromise the privacy of consumers and others. Any concerns about our data privacy and security practices, even if unfounded, could damage the reputation of our businesses, discourage potential users from our products and services and have a material and adverse impact on our business, financial condition and results of operations.

Any failure or perceived failure by us or our Network Partners or external service providers to comply with our posted privacy policies and notices or with any applicable federal, state or foreign laws, regulations, standards, certifications or orders relating to data privacy or security or consumer protection, or any compromise of security that results in the theft, unauthorized access, acquisition, use, disclosure, or misappropriation of personal information or other user data, could result in fines or proceedings or litigation by governmental agencies or consumers, including class action privacy litigation in certain jurisdictions, which would subject us to significant awards, penalties or judgments, one or all of which could materially and adversely affect our business, financial condition and results of operations. In addition, if our practices are not consistent, or viewed as not consistent, with legal and regulatory requirements, including changes in laws, regulations and standards or new interpretations or applications of existing laws, regulations and standards, we may also become subject to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, or severe criminal or civil sanctions, all of which may affect our financial condition, operating results and our reputation.

Failure to obtain proper business licenses or other documentation or to otherwise comply with local laws and requirements regarding marketing, sales or services, may result in civil or criminal penalties and restrictions on our ability to conduct business in that jurisdiction.

Most states require licenses to solicit, broker or make loans secured by residential mortgages and other consumer loans to residents of those states, as well as to operate real estate matching and brokerage services, and in many cases require the licensure or registration of individual employees engaged in aspects of these businesses. Further, as mandated by the federal Secure and Fair Enforcement of Mortgage Licensing Act of 2008 (the "SAFE Act"), states adopted certain minimum standards for the licensing of individuals involved in mortgage lending or loan brokering. States also require licenses to undertake certain insurance brokerage activities. Compliance with these requirements may render it more difficult for us and our Network Partners to operate or may raise our internal costs or the costs of our Network Partners, which may be passed on to us through less favorable commercial arrangements. While our businesses have endeavored to comply with applicable requirements, the application of these requirements to our business and to persons operating online is not always clear. Moreover, any of the licenses or rights currently held by our businesses or our employees may be revoked prior to, or may not be renewed upon, their expiration. In addition, our businesses or our employees may not be granted new licenses or rights for which they may be required to apply from time to time in the future.

Regulations promulgated by some states may also impose compliance obligations on directors, executive officers, and any person who acquires a certain percentage (for example, 10% or more) of the equity in a licensed entity, including requiring such persons to periodically file financial and other personal and business information with state regulators. If any such person refuses or fails to comply with these requirements, we may be unable to obtain certain licenses and existing licensing arrangements may be jeopardized. The inability to obtain, or the loss of, required licenses could have a material and adverse effect on our business, financial condition and results of operations.

Unanticipated changes in tax legislation, effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.

The impact of the changes in tax legislation or tax rates on future years may be material to our consolidated financial statements. Similarly, changes in tax laws and regulations that impact our Network Partners or the economy generally may also impact our financial condition and results of operations. In addition, tax laws and regulations are complex and subject to varying interpretations and any significant failure to comply with applicable tax laws and regulations in all relevant jurisdictions could give rise to substantial penalties and liabilities. Any changes in enacted tax laws, rules or regulatory or judicial interpretations (including any attempt to tax online services such as those offered by us); any adverse outcome in connection with tax audits in any jurisdiction; or any change in the pronouncements relating to accounting for income taxes could materially and adversely impact our effective tax rate, tax payments, financial condition and results of operations.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2025, we had pre-tax consolidated federal net operating losses ("NOLs") of $148.8 million. The federal NOLs do not expire and our NOLs will be available to offset taxable income subject to the limitations found in Internal Revenue Code Sections 382 and 383. In addition, we have state NOLs of approximately $423.1 million at December 31, 2025, some of which will expire at various times between 2026 and 2055. The state NOLs could expire before we are able to utilize them. If we experience one or more ownership changes in the future as a result of future transactions in our stock, our ability to utilize NOLs could be limited. Our ability to use certain of our state NOLs was limited on an annual basis in various jurisdictions by legislative updates specific to the individual jurisdictions.

As of December 31, 2025, we maintain a partial valuation allowance on certain deferred tax assets. If we determine that it is more likely than not that some or all of our deferred tax assets will be realized, we may reduce or release our valuation allowance. Any such release could result in a significant, non-cash income tax benefit in the period recognized, which could materially affect our net income, effective tax rate, and period-to-period comparability of our results. Investors should not assume that any such benefit would be indicative of our future operating performance.

As of December 31, 2025, we had deferred tax assets related to stock-based compensation awards of $22.9 million. A portion of these deferred tax assets relates to stock options that are currently out-of-the-money. Realization of these deferred tax assets depends on our stock prices prior to expiration. If these options expire unexercised, the associated tax benefits will not be realized and will result in additional tax expense in the period of expiration.

We may become subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.

From time to time, in the ordinary course of business we are subjected to actual and threatened legal proceedings, claims and counterclaims, including allegations relating to infringement of the patents, trademarks, copyrights and other intellectual property and similar proprietary rights, and misappropriation of trade secrets, of third parties. Our success depends, in part, on our ability to develop and commercialize our products and services without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. However, we may not be aware or we may disagree that our products, technology or services are infringing, misappropriating or otherwise violating third-party intellectual property rights and such third parties may bring claims alleging such infringement, misappropriation or violation. Lawsuits are often time-consuming and expensive to resolve and they may divert management's time and attention. Patent litigation tends to be particularly protracted and expensive. Our technologies may not be able to withstand any third-party claims against their use.

In addition, many companies may have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. If a third party is able to obtain an injunction preventing us from accessing third-party intellectual property rights, or if we cannot license or develop alternative technology for any infringing aspect of our business, we may be forced to limit or stop sales of our products, technology and services or cease business activities related to such intellectual property. Our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse impact on our business, financial condition or results of operations. Uncertainties resulting from the initiation and continuation of intellectual property-related litigation or proceedings could adversely affect our ability to compete in the marketplace. Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

- cease selling or using products, technology or services that incorporate the intellectual property rights that we allegedly infringe, misappropriate or violate;

- make substantial payments for legal fees, settlement payments or other costs or damages;

- obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology; or

- redesign or rebrand the allegedly infringing products or services to avoid infringement, misappropriation or violation, which could be costly, time-consuming or impossible.

Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could materially and adversely impact our business, financial condition and results of operations. In addition, during the course of litigation there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock or other adverse consequences.

We may fail to adequately obtain, maintain, enforce and protect our intellectual property and similar proprietary rights or may be accused of infringing, misappropriating or otherwise violating intellectual property or similar proprietary rights of third parties.

We regard our intellectual property rights, including our patents, trademarks, service marks, copyrights, domain names, trade secrets and similar intellectual property and proprietary rights (as applicable) as critical to our success. Our businesses also rely heavily upon software, informational databases and other components that make up their products and services.

We rely on a combination of laws, confidentiality procedures and contractual restrictions with employees, consumers, suppliers, affiliates and others to establish and protect our intellectual property and similar proprietary rights. However, the steps we take to obtain, maintain, enforce and protect our intellectual property and similar proprietary rights may be inadequate. We may not be able to protect our intellectual property and similar proprietary rights if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property or similar proprietary rights. If we fail to protect our intellectual property and similar proprietary rights adequately, third parties, including our competitors, may gain access to our intellectual property and proprietary technology and develop and commercialize substantially identical products, services or technologies, which would harm our business, financial condition and results of operations. Despite the precautions we have in place, it may be possible for a third party to copy or otherwise obtain and use our intellectual property, including our trade secrets, without authorization. In addition, third parties may independently and lawfully develop substantially similar intellectual property.

In some cases, litigation or other actions may be necessary to protect or enforce our intellectual property and similar proprietary rights or to determine the validity and scope of intellectual or proprietary rights claimed by others. Defending, protecting and enforcing our intellectual property and similar proprietary rights might entail significant expense or be time-consuming or distracting to management. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights, and if such defenses, counterclaims or countersuits are successful, we could lose valuable intellectual property rights. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation.

We have generally registered and continue to apply to register, or secure by contract when appropriate, our principal trademarks and service marks as they are developed and used, and reserve and register domain names when and where we deem appropriate. We generally consider the protection of our trademarks to be important for purposes of brand maintenance and reputation. While we strive to protect our trademarks, service marks and domain names, effective trademark protection may not be available and contractual disputes may affect the use of marks governed by private contract. Similarly, not every variation of a domain name may be available or be registered, even if available. Our failure to protect our intellectual property rights in a meaningful manner or challenges to related contractual rights could result in erosion of our brand names and reputation and limit our ability to control marketing on or through the Internet using our various domain names or otherwise, which could materially and adversely impact our business, financial condition and results of operations. The value of our intellectual property could diminish if others assert rights in or ownership of our trademarks and other intellectual property rights, or trademarks that are similar to our trademarks. We may be unable to successfully resolve these types of conflicts to our satisfaction.

We have been granted one U.S. patent and from time to time we may have patent applications pending with the USPTO and various foreign patent authorities for various proprietary technologies and other inventions. The status of any patent involves complex legal and factual questions and the breadth of claims allowed is uncertain. Accordingly, any patent application filed may not result in a patent being issued, or existing or future patents may not be adjudicated valid by a court or be afforded adequate protection against competitors with similar technology. Even if we continue to seek patent protection in the future, we may be unable to obtain or maintain patent protection for our technology. In addition, any patents issued from pending or future patent applications or licensed to us in the future may not provide us with competitive advantages, or may be successfully challenged by third parties. Likewise, the issuance of a patent to us does not mean that our processes or inventions will be found not to infringe upon patents or other intellectual property rights of third parties. There may be issued patents of which we are not aware, held by third parties that, if found to be valid and enforceable, could be alleged to be infringed by our current or future processes or inventions. There also may be pending patent applications of which we are not aware that may result in issued patents, which could be alleged to be infringed by our current or future processes or inventions. Moreover, third parties may create new products or methods that achieve similar results without infringing upon patents that we own.

Any patents, trademarks or other intellectual property rights that we have or may obtain may be challenged or circumvented by others or invalidated or held unenforceable through administrative process, including re-examination, *inter partes* review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings) or litigation. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are often uncertain. Patent, trademark, copyright, and trade secret protection may not be available to us. In addition, the laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. As we expand our activities, our exposure to unauthorized copying and use of our intellectual property and similar proprietary rights will likely increase. Moreover, policing unauthorized use of our intellectual property and similar proprietary rights may be difficult, expensive, and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing, misappropriating or otherwise violating our intellectual property or similar proprietary rights.

We cannot ensure that all persons and entities contributing to our intellectual property have validly assigned to us all applicable intellectual property rights they may have or that we will be able to enforce our rights under any such agreements. Moreover, we cannot guarantee that we have entered into confidentiality agreements with each party that has or may have had access to our confidential or proprietary information, know-how and trade secrets, or that any such confidentiality agreements will be effective in controlling access to, and distribution, use, misuse, misappropriation, reverse engineering or disclosure of, our confidential or proprietary information, know-how and trade secrets. These agreements may be breached and we may not have adequate remedies for any such breach.

In the ordinary course of business, we are party to litigation involving contract, intellectual property and a variety of other claims, which could adversely affect our business and financial condition.

We are involved in various legal proceedings and claims which have involved and may in the future involve taxes, contract, alleged infringement of third-party intellectual property rights, consumer protection, securities laws, and other claims, including, but not limited to, the legal proceedings described in Part I, Item 3, Legal Proceedings. These matters could involve claims for substantial amounts of money or for other relief that might necessitate changes to our business or operations. The defense of these actions has been, and will likely continue to be, both time consuming and expensive, and the outcomes of these actions cannot be predicted with certainty. Determining reserves for pending litigation is a complex, fact-intensive process that requires significant legal judgment. It is possible that unfavorable outcomes in one or more such proceedings could result in substantial payments that could adversely affect our business, consolidated financial position, results of operations, or cash flows in a particular period.

Our reputation, ability to do business and consolidated financial statements may be harmed by improper conduct by our business partners.

Our business partners (or businesses we acquire or partner with) may violate U.S. and/or non-U.S. laws, including the laws governing payments to government officials, bribery, fraud, kickbacks and false claims, pricing, sales and marketing practices, conflicts of interest, competition, employment practices and workplace behavior, export and import compliance, money laundering and data privacy and security. Our business partners typically act as independent contractors and not as agents in their solicitations and transactions with consumers, and we cannot ensure that these entities will comply with applicable laws and regulations at all times. Failure on the part of a lender, insurer, website operator or other third party to comply with applicable laws or regulations could result in, among other things, claims of liability against us, claims of vicarious liability or a negative impact on our reputation and business.

If our Network Partners fail to produce required documents for examination by, or other affiliated parties fail to make certain filings with, state regulators, we may be subject to fines, forfeitures and the revocation of required licenses.

Some of the states in which our businesses maintain licenses require us to collect various loan documents and loan data from our Network Partners and produce these documents and data for examination by state regulators. While our Network Partners are contractually obligated to provide these documents and data upon request, these measures may be insufficient. Failure to produce required documents and data for examination could result in fines, as well as the revocation of our licenses to operate in certain states, which could have a material and adverse effect on our business, financial condition and results of operations.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate consolidated financial statements or comply with applicable regulations could be impaired.

In the event that our chief executive officer, chief financial officer, or independent registered public accounting firm determines in the future that our internal control over financial reporting is not effective as defined under Section 404 of the Sarbanes-Oxley Act, we could be subject to one or more investigations or enforcement actions by state or federal regulatory agencies, stockholder lawsuits or other adverse actions requiring us to incur defense costs, pay fines, settlements or judgments, thereby causing investor perceptions to be adversely affected and potentially resulting in restatement of our consolidated financial statements for prior periods and a decline in the market price of our stock.

In addition, our current internal controls and any new controls we implement may become inadequate because of changes in conditions in our business or information technology systems or changes in the applicable laws, regulations and standards. We may, in the future, acquire or invest in companies that were not subject to the Sarbanes-Oxley regulations prior to acquisition and accordingly were not required to establish and maintain an internal control infrastructure meeting the standards promulgated under the Sarbanes-Oxley Act. Any failure to design or operate effective controls, any difficulties encountered in their implementation or improvement, or any failure to implement adequate internal controls for certain investments or our acquired companies could cause us to fail to meet our reporting obligations. Not correctly designing controls nor fully recognizing, understanding or testing the state of, or changes in, our internal control environment could also adversely affect the results of management evaluations and independent registered public accounting firm audits of our internal control over financial reporting, about which we are required to include in our periodic reports filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq stock market in the future.

In the future, we may increasingly use automated tools, including AI and machine learning technologies, in connection with data analysis, financial reporting processes, and internal controls. These technologies may be complex, may lack transparency, and may change over time in ways that are difficult to predict or detect. If our internal control framework does not appropriately address the design, implementation, monitoring, and change management of such technologies, or if we place undue reliance on automated outputs without sufficient human oversight, we may be unable to maintain effective internal control over financial reporting or disclosure controls and procedures. Any such failure could result in errors in our financial statements, delays in our reporting obligations, or a determination that our controls are ineffective, which could adversely affect investor confidence and our stock price.

We may be exposed to liabilities under the Foreign Corrupt Practices Act ("FCPA"), which could have a material adverse effect on our business.

Our operations in India may subject us to compliance with various laws and regulations, including the FCPA and similar anti-bribery and anti-corruption laws, which generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments to private or public parties for the purpose of obtaining or retaining business or gaining an unfair business advantage. The FCPA also requires proper record keeping and characterization of such payments in our reports filed with the SEC. Violations of these laws could result in severe criminal or civil sanctions and financial penalties and other consequences that may have a material adverse effect on our business, reputation, financial condition or results of operations.

Changes in the regulation of the Internet, mobile carriers and their partners could negatively affect our business.

Our business is dependent on the continued growth and maintenance of the Internet's infrastructure, as well as our ability to market products through channels such as e-mail and voice and text messaging. There can be no assurance that the Internet's infrastructure will continue to be able to support the demands placed on it by sustained growth in the number of users and amount of traffic. To the extent that the Internet's infrastructure is unable to support the demands placed on it, our business may be impacted. We may also be disadvantaged by the adverse effect of any delays or cancellations of private sector or government initiatives designed to expand broadband access. The reduction in the growth of, or a decline in, broadband and Internet access poses a risk to us. Consumer use of the Internet, including use of AI in search rather than search engines, may also impact our business and pose a risk to us.

In addition, federal, state and international government bodies and agencies have in the past adopted, and may in the future adopt, laws and regulations affecting the use of the Internet as a commercial medium. Changes in these laws or regulations could adversely affect the demand for our products and services or require us to modify our products and services in order to comply with these changes. Laws, rules and regulations governing advertising and e-commerce through Internet communications and mobile carriers and their partners are dynamic and the extent of future government regulation is uncertain. Federal and state regulations govern various aspects of our online business, including intellectual property ownership, infringement and misappropriation, including with respect to trade secrets, the distribution of electronic communications, marketing and advertising, data privacy and security, search engines, AI and Internet tracking technologies. Future taxation on the use of the Internet or e-commerce transactions could also be imposed. Existing or future regulation or taxation could hinder growth in or negatively impact the use of the Internet generally, including the viability of Internet e-commerce, which could reduce our revenue, increase our operating expenses and expose us to significant liabilities.

The possibility of additional future regulations, changing rule interpretations and examinations by regulatory agencies may result in more stringent compliance standards and could adversely affect the results of our operations.

In response to conditions in the U.S. financial markets and economy, as well as a heightened regulatory and Congressional focus on consumer and small business lending and consumer investing, regulators have increased their scrutiny of the financial services industry, the result of which has included new regulations and guidance, along with the rescission of prior rules and guidance. We are unable to predict the long-term impact of this enhanced scrutiny. We are also unable to predict whether any additional or similar changes to statutes or regulations, including the interpretation or implementation thereof, will occur in the future. Likewise, states or municipalities may adopt statutes or regulations making it unattractive, impracticable or infeasible for our businesses to continue to conduct business in such jurisdictions. The impact of additional future regulations and/or withdrawal from any jurisdiction due to emerging legal requirements could materially and adversely affect our business, financial condition and results of operations.

Risks Related to an Investment in our Common Stock

Fluctuations in our operating results, quarter-to-quarter earnings and other factors may result in significant decreases in the price of our common stock.

The market price for our common stock has been volatile. From when we became a publicly-traded company to as of December 31, 2025, the price per share of our common stock has fluctuated from an intraday low of $1.42 per share to an intraday high of $434.94 per share. The market price of our common stock may fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our common stock or result in fluctuations in the price or trading volume of our common stock include:

- our ability to attract new customers and retain existing customers;

- the timing and success of introductions of new products and services;

- rapid technological change, frequent new product introductions and evolving industry standards;

- variations in our quarterly operating and financial results or our projected operating and financial results;

- failure to meet analysts' earnings estimates;

- publication of research reports about us, our Network Partners or our industry;

- additions or departures of key management personnel;

- adverse market reaction to any indebtedness we may incur or preferred or common stock we may issue in the future;

- actions by stockholders, including "activist" investors;

- changes in market valuations of other companies in our industry, including our Network Partners and competitors;

- announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

- increased competition from one or more large, well-established technology companies;

- systems, data center, website and internet failures, breaches and service interruptions;

- speculation in the press or investment community, including the short selling of our common stock;

- changes or proposed changes in laws or regulations affecting our industry or enforcement of these laws and regulations, or announcements relating to these matters;

- threatened or actual ligation; and

- changes in general economic or market conditions.

The stock market is subject to frequent price and volume fluctuations. These market fluctuations could result in extreme volatility in the trading price of our common stock, which could cause a decline in the value of your investment in our common shares. In addition, the trading price of our common stock could decline for reasons unrelated to our business or financial results, including in reaction to events that affect other companies in our industry even if those events do not directly affect us. You should also be aware that price volatility may be greater if the public float and trading volume of our common stock are low. These factors may result in short-term or long-term negative pressure on the value of our common stock.

If securities or industry analysts publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for internet marketplace operators and lead-generation companies depends, in part, on the research and reports that securities or industry analysts publish about the industry and specific companies. If one or more analysts covering us currently or in the future fail to publish reports on us regularly, demand for our common stock could decline, which could cause our stock price and trading volume to decline. If one or more recognized securities or industry analysts that cover our Company or our industry in the future downgrades our common stock or publishes inaccurate or unfavorable research about our business or industry, our stock price would likely decline.

Prior to his passing in 2025, our former Chairman and Chief Executive Officer owned a substantial portion of our outstanding common stock. His heirs and successors may exert substantial voting control over corporate matters.

Prior to his passing on October 12, 2025, our former Chairman and Chief Executive Officer beneficially owned approximately 18% of our common stock. While no single heir or successor currently claims beneficial ownership of 10% or more of our common stock, his heirs and successors collectively hold a substantial portion of our outstanding shares. Should they in the future choose to act collectively, they would have substantial voting control over corporate matters, limiting other stockholders' ability to influence corporate matters.

Future sales of common stock by our existing stockholders may cause our stock price to fall.

The market price of our common stock could decline as a result of sales by our existing stockholders in the market, or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

We may issue additional shares of our common stock in the future pursuant to current or future equity incentive plans, or in connection with current or future acquisitions or financings. If we were to raise capital in the future by selling shares of our common stock, or securities that are convertible into our common stock or issuing shares of our common stock in a business acquisition, their issuance would have a dilutive effect on the percentage ownership of our stockholders and, depending on the prices at which such shares or convertible securities are sold or issued, on their investment in our common stock and, therefore, could have a material adverse effect on the market prices of our common stock.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by stockholders to replace or remove members of our board of directors and our current management and could negatively impact the market price of our common stock.

Provisions in our certificate of incorporation and bylaws, as amended and restated ("bylaws"), may have the effect of delaying or preventing a change of control. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. Our amended and restated certificate of incorporation and/or bylaws include provisions that:

- authorize our board of directors to issue, without further action by our stockholders, up to 5,000,000 shares of undesignated preferred stock, sometimes referred to as "blank check preferred";

- prohibit cumulative voting in the election of directors;

- provide that vacancies on our board of directors may be filled only by the affirmative vote of a majority of directors then in office or by the sole remaining director;

- provide that only our board of directors may change the size of our board of directors;

- specify that special meetings of our stockholders may be called only by or at the direction of our board of directors or by a person specifically designated with such authority by the board; and

- prohibit stockholders from taking action by written consent.

The provisions described above may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing our management. These provisions may also have the effect of delaying or preventing a change of control of our company, even if stockholders support such a change of control.

Our bylaws provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between the Company and its stockholders, which could limit stockholders' ability to obtain a favorable judicial forum for disputes with our Company or our directors, officers or employees.

Our bylaws provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our Company to us or our stockholders, (iii) any action asserting a claim against us or our directors, officers or employees arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws, or (iv) any action asserting a claim against us or our directors, officers or employees governed by the internal affairs doctrine, except as to each of (i) through (iv) above, for any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may result in increased costs to our stockholders, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find our choice of forum provisions contained in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

We do not intend to pay any cash dividends on our common stock in the foreseeable future.

We have not declared or paid a cash dividend on our common stock in over ten years. We have no current intention to declare or pay cash dividends on our common stock in the foreseeable future. In addition, the 2025 Credit Facility contains certain restrictions on our ability to pay dividends. *See* Note 13—Debt, in the notes to the consolidated financial statements included elsewhere in this Annual Report. The declaration, payment and amount of future cash dividends, if any, will be at the discretion of our board of directors. As a result, capital appreciation, if any, of our common stock will be the sole source of gain for the foreseeable future for holders of our common stock.

Our financial results fluctuate as a result of seasonality, which may make it difficult to predict our future performance and may adversely affect our common stock price.

Several of our products are subject to seasonal trends. Products in our Home segment have seasonal trends that reflect the general patterns of the mortgage industry and housing sales, which typically peak in the spring and summer seasons and decline in the winter. Our quarterly operating results may fluctuate as a result of these seasonal trends. In certain historical periods, broader cyclical trends in interest rates, as well as the mortgage and real estate markets, have upset the customary seasonal trends. Our Consumer and Insurance segments also have certain products with various seasonality trends which may create further uncertainty in our quarterly operating results. *See* Item 1. Business—Seasonality included elsewhere in this Annual Report for more information. Any of these seasonal trends, or the combination of them, may negatively impact the price of our common stock.

We may need additional equity, debt or other financing in the future, which we may not be able to obtain on acceptable terms, or at all, and any additional financing may result in restrictions on our operations or substantial dilution to our stockholders.

We may need to raise funds in the future, for example, to develop new technologies, expand our business, respond to competitive pressures and make acquisitions. We may try to raise additional funds through public or private financings, strategic relationships or other arrangements. Although our existing 2025 Credit Facility limits our ability to incur additional indebtedness, this restriction is subject to a number of qualifications and exceptions and may be amended with the consent of our lenders. Accordingly, under certain circumstances, we may incur substantial additional debt.

Our ability to obtain debt or equity funding will depend on a number of factors, including market conditions, interest rates, our operating performance, our credit rating and investor interest. Additional funding may not be available to us on acceptable terms or at all. If adequate funds are not available, we may be required to reduce expenditures, including curtailing our growth strategies, foregoing acquisitions or reducing our business development efforts. If we succeed in raising additional funds through the issuance of equity or equity-linked securities, then existing stockholders could experience substantial dilution. If we raise additional funds through the issuance of debt securities or preferred stock, these new securities would have rights, preferences and privileges senior to those of the holders of our common stock. In addition, any such issuance could subject us to restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Further, to the extent we incur additional indebtedness or such other obligations, the risks associated with our existing debt, including our possible inability to service our existing debt, would increase.

We cannot guarantee that our stock repurchase program will be fully consummated or that it will enhance long-term stockholder value.

Although we have a plan authorized for the repurchase of our common stock, we cannot guarantee that the stock repurchase program will be fully consummated or that it will enhance long-term stockholder value. Our ability to repurchase stock is limited by our 2025 Credit Facility. The program could affect the trading price of our stock and increase volatility, and any announcement of a termination or change of this program may result in a decrease in the trading price of our stock. In addition, any purchases made under this program may diminish our cash reserves. There were no repurchases during the years ended December 31, 2025 and 2024. At December 31, 2025, $96.7 million remains authorized for share repurchase.

General Risk Factors

If our goodwill or indefinite-lived intangible assets become impaired, we may be required to record a significant charge to earnings.

Under accounting principles generally accepted in the United States of America ("GAAP"), we review the carrying value of goodwill and indefinite-lived intangible assets on an annual basis as of October 1, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. Factors that may be considered a change in circumstances, indicating that the carrying value of our goodwill or indefinite-lived intangible assets may not be recoverable, include a decline in stock price and market capitalization, reduced future cash flow estimates and slower growth rates in our industry or our customers' industries. We may be required to record a significant charge in our consolidated financial statements during a period in which any impairment of our goodwill or indefinite-lived intangible assets is determined, negatively impacting our results of operations.

Charges to earnings resulting from acquisitions may adversely affect our operating results.

Under GAAP, when we acquire businesses, we allocate the purchase price to tangible assets and liabilities and identifiable intangible assets acquired at their acquisition date fair values. Any residual purchase price is recorded as goodwill. We also estimate the fair value of any contingent consideration. Our estimates of fair value are based upon assumptions believed to be reasonable but which are uncertain and involve significant judgments by management. After we complete an acquisition, the following factors could result in material charges and adversely affect our operating results and may adversely affect our cash flows:

- costs incurred to combine the operations of companies we acquire, such as transitional employee expenses and employee retention or relocation expenses;

- impairment of goodwill or intangible assets;

- a reduction in the useful lives of intangible assets acquired;

- impairment of long-lived assets;

- identification of, or changes to, assumed contingent liabilities;

- changes in the fair value of any contingent consideration;

- charges to our operating results due to duplicative pre-merger activities;

- charges to our operating results from expenses incurred to effect the acquisition; and

- charges to our operating results due to the expensing of certain stock awards assumed in an acquisition.

Substantially all of these potential charges would be accounted for as expenses that would decrease our net income and earnings per share for the periods in which those costs are incurred. Charges to our operating results in any given period could differ substantially from other periods based on the timing and size of our acquisitions and the extent of acquisition accounting adjustments.

For acquisitions with potential future contingent consideration payments, we assign a fair value to the contingent consideration and reassess this fair value quarterly. Increases or decreases based on the actual performance of the acquired company against the contingent consideration targets or other factors will cause decreases or increases, respectively, in our results of operations. These quarterly adjustments could have a material adverse effect on our results of operations.

ITEM 1B. *Unresolved Staff Comments*

Not applicable.

ITEM 1C. *Cybersecurity*

Governance Related to Cybersecurity Risks

Cybersecurity risk oversight is a top priority for management and our board of directors. Management is responsible for the day-to-day management of cybersecurity risks we face, while our board of directors, as a whole and through committees, is responsible for the oversight of risk management.

Our Chief Information Security Officer ("CISO") is responsible for the assessment and management of cybersecurity risk. The individual currently serving as our CISO has over twenty-five years of experience in cybersecurity, information security, and risk management within the financial services industry. The CISO reports to our Chief Executive Officer ("CEO") and provides updates to him on a regular basis of any cybersecurity matters.

Our board of directors oversees the management of our risks from cybersecurity threats. The board of directors has delegated the responsibility for the oversight of our cybersecurity risks program to the Audit Committee. The CISO provides cybersecurity updates to our Audit Committee as needed but at least on a quarterly basis covering cybersecurity matters, including a security scorecard, updates on policies, significant incidents or new developments in our cybersecurity risk profile. Our incident response process contemplates that management will notify the audit committee of a material cybersecurity incident.

Cybersecurity Risk Management

Cybersecurity is critical to our ongoing business as a provider of online marketplaces where consumers shop for financial services. Securing our business information, intellectual property, consumer, customer and employee data and technology systems is essential for the continuity of our business, meeting applicable regulatory requirements and maintaining the trust of our stakeholders.

To help protect the Company from a major cybersecurity incident that could have a material impact on operations or our financial results, we have implemented policies, procedures, programs and controls, including technology investments that focus on cybersecurity incident prevention, identification and mitigation. The steps we take to reduce our vulnerability to cyberattacks and to mitigate impacts from cybersecurity incidents include but are not limited to: establishing information security policies and standards, implementing information protection processes and technologies, monitoring our information technology systems for cybersecurity threats, assessing cybersecurity risk profiles of key third-parties, engaging third party experts and implementing cybersecurity training for our employees. Our cybersecurity risk management program leverages the National Institute of Standards and Technology ("NIST") framework, which organizes cybersecurity risks into five categories: identify, protect, detect, respond and recover. We regularly assess the threat landscape and take a holistic view of cybersecurity risks, with a layered cybersecurity strategy based on prevention, detection and mitigation.

We regularly test defenses by performing simulations and drills at both a technical level (including through penetration tests) and by reviewing our operational policies and procedures. At the management level, our IT security team regularly monitors alerts and meets to discuss threat levels, trends and remediation. The team also prepares a monthly cyber scorecard, regularly collects data on cybersecurity threats and risk areas and conducts an annual cybersecurity risk assessment. Further, we conduct periodic external penetration tests to assess our processes and procedures and the threat landscape. These tests and assessments are useful tools for maintaining a cybersecurity program to protect our investors, consumers, customers, employees, vendors, and intellectual property.

Additionally, we follow a cybersecurity incident response process that provides a framework for responding to cybersecurity incidents. The process identifies applicable requirements for incident disclosure and reporting and also provides protocols for incident evaluation, including the use of third-party service providers and partners, processes for notification and internal escalation of information to our senior management, the Board and the audit committee. It also addresses requirements for our external reporting obligations. The cybersecurity incident response process is reviewed and updated, as necessary, under the leadership of the Company's Chief Information Security Officer and General Counsel.

We face a number of cybersecurity risks in connection with our business. Although we did not experience a material cybersecurity incident during the year ended December 31, 2025, the scope and impact of any future incident cannot be predicted.   Notwithstanding the approach we take to cybersecurity, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on our business, results of operations, or financial condition. See "Item 1A. Risk Factors" for more information on our cybersecurity-related risks.

ITEM 2. *Properties*

Our principal executive offices are located on approximately 129,000 square feet of office space in Charlotte, North Carolina under a lease that expires in 2036.

We also operate offices in: Denver, Colorado; Seattle, Washington; Ahmedabad, India; and Hyderabad, India.

Our Charlotte operations support all three of our segments: Home, Consumer and Insurance. The Consumer segment has personnel in the Ahmedabad and Hyderabad offices. The Insurance segment has personnel in the Denver and Seattle offices.

ITEM 3. *Legal Proceedings*

In the ordinary course of business, we are party to litigation involving property, contract, intellectual property and a variety of other claims. The amounts that may be recovered in such matters may be subject to insurance coverage. On or about October 29, 2019, Joseph Mantha filed a class action lawsuit against QuoteWizard.com, LLC alleging claims in violation of the Telephone Consumer Protection Act. On August 16, 2024, the U.S. District Court of Massachusetts granted the plaintiff's motion to certify a class. The Company participated in a mediation in April 2025 and reached a preliminary agreement on the terms of settlement. The settlement was approved by the court on September 29, 2025, and the matter was dismissed with prejudice. *See* Note 15—Contingencies in the notes to the consolidated financial statements included elsewhere in this report for a discussion of our current and recently settled litigation.

ITEM 4. *Mine Safety Disclosures*

Not applicable.

ITEM 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

General Market Information, Holders and Dividends

Our common stock has been listed on the Nasdaq Global Select Market under the ticker symbol "TREE" since August 2008.

As of March 6, 2026, there were approximately 397 holders of record of our common stock. The actual number of holders of our common stock is greater than this number of record holders and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers or held by other nominees.

We have no current intention to declare or pay cash dividends on our common stock in the foreseeable future. The declaration, payment and amount of future cash dividends, if any, will be at the discretion of our board of directors.

Performance Graph

The performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or incorporated by reference into any filings under the Securities Act or the Exchange Act, except as otherwise expressly set forth by specific reference in such filing.

Set forth below is a line graph, for the period from December 31, 2020 through December 31, 2025, comparing the cumulative total stockholder return of $100 invested (assuming that all dividends were reinvested) in (1) our common stock, (2) the cumulative return of all companies listed on the Nasdaq Composite Index and (3) the cumulative total return of the Research Development Group ("RDG") Internet index. Returns over the indicated periods should not be considered indicative of future stock prices or stockholder returns.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among LendingTree, Inc., the NASDAQ Composite Index
and the RDG Internet Composite Index

*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Recent Sales of Unregistered Securities

Pursuant to Mr. Lebda's employment agreement, in lieu of receiving cash payment in respect of Mr. Lebda's base salary, Mr. Lebda elected to receive a portion of his 2024 base salary in Company stock. During the year ended December 31, 2025, the Company agreed to issue and Mr. Lebda agreed to accept 421 shares of the Company's common stock. This amount represents the net (after tax withholding) amount of Mr. Lebda's salary during a portion of the year ended December 31, 2024. The issuance of these securities was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933.

Issuer Purchases of Equity Securities

We have a stock repurchase program authorized for the repurchase of LendingTree common stock. Under this program, we can repurchase stock in the open market or through privately-negotiated transactions. We have used available cash to finance these repurchases. We will determine the timing and amount of any additional repurchases based on our evaluation of market conditions, applicable SEC guidelines and regulations, and other factors. This program may be suspended or discontinued at any time at the discretion of our board of directors. Our 2025 Credit Facility limits stock repurchases. During the quarter ended December 31, 2025, no shares of common stock were repurchased under the stock repurchase program. As of December 31, 2025 and March 6, 2026, approximately $96.7 million is authorized for future share repurchases.

Additionally, the LendingTree 2023 Stock Plan and LendingTree 2023 Inducement Grant Plan, approved by our stockholders on June 21, 2023, allows employees to forfeit shares of our common stock to satisfy federal and state withholding obligations upon the exercise of stock options, the settlement of restricted stock unit awards and the vesting of restricted stock awards granted to those individuals under the plans. During the quarter ended December 31, 2025, 4,765 shares were purchased related to these obligations under the LendingTree 2023 Stock Plan. The withholding of those shares does not affect the dollar amount or number of shares that may be purchased under the stock repurchase program described above.

The following table provides information about the Company's purchases of equity securities during the quarter ended December 31, 2025.

Period	Total Number of Shares Purchased [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [2]	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs
				(in thousands)
10/1/25 - 10/31/25	2,144	$ 61.18	—	$ 96,655
11/1/25 - 11/30/25	1,983	$ 57.40	—	$ 96,655
12/1/25 - 12/31/25	638	$ 44.33	—	$ 96,655
Total	4,765	$ 57.35	—	$ 96,655

(1) During October 2025, November 2025, and December 2025, 2,144 shares, 1,983 shares, and 638 shares, respectively (totaling 4,765 shares), were purchased to satisfy federal and state withholding obligations of our employees upon the settlement of restricted stock units, all in accordance with our 2023 Stock Plan and 2023 Inducement Grant Plan, as described above.

(2) See the narrative disclosure above the table for further description of our publicly announced stock repurchase program.

ITEM 6. *[Reserved]*

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and accompanying notes included elsewhere within this report. This discussion includes both historical information and forward-looking information that involves risks, uncertainties and assumptions. Our actual results may differ materially from management's expectations as a result of various factors, including but not limited to those discussed in the sections entitled "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Information."

Company Overview

LendingTree, Inc. is the parent of LT Intermediate Company, LLC, which holds all of the outstanding ownership interests of LendingTree, LLC, and LendingTree, LLC owns several companies.

We operate what we believe to be the leading online consumer platform that connects consumers with the choices they need to be confident in their financial decisions. Our online consumer platform provides consumers with access to product offerings from our Network Partners, including mortgage loans, home equity loans and lines of credit, auto loans, credit cards, deposit accounts, personal loans, small business loans, insurance quotes and other related offerings. In addition, we offer tools and resources, including free credit scores, that facilitate comparison shopping for loans, deposit products, insurance, and other offerings. We seek to match consumers with multiple providers, who can offer them competing quotes for the product(s) they are seeking. We also serve as a valued partner to lenders and other providers seeking an efficient, scalable and flexible source of customer acquisition with directly measurable benefits, by matching the consumer inquiries we generate with these Network Partners.

We are focused on developing new product offerings and enhancements to improve the experience of consumers and Network Partners as they interact with us. By expanding our portfolio of financial services offerings, we are growing and diversifying our business and sources of revenue. We intend to capitalize on our expertise in performance marketing, product development and technology by leveraging the widespread recognition of the LendingTree brand.

We believe the consumer and insurance industries are in the middle stages of a fundamental shift to online product offerings, similar to the shift that started in retail and travel many years ago and is now well established. We believe that, like retail and travel, as consumers continue to move towards online shopping and transactions for financial services, suppliers will increasingly shift their product offerings and advertising budgets toward the online channel. We believe the strength of our brands and of our Network Partners place us in a strong position to continue to benefit from this market shift.

Economic Conditions

We continue to monitor the current global economic environment, specifically inflationary pressures and interest rates, and any resulting impacts on our financial position and results of operations.

During 2023, the challenging interest rate environment and inflationary pressures presented challenges for many of our mortgage, consumer and insurance partners. In our Home segment, mortgage rates hit multi-decade highs of nearly 8% in October, then proceeded to drop below 7% by December, ending the year at 6.6%. The continued high mortgage rates in 2023 and home affordability issues continued to cause declines in refinance volumes and purchase activity. Our Consumer segment was also negatively impacted by economic conditions, with successive Federal Reserve rate increases having their intended effect of tightening financial conditions. The availability of credit contracted and lenders were less inclined to make loans in an environment with high inflation and significantly increased cost of capital. In our Insurance segment, demand from our carrier partners remained volatile for much of the year as they continued to deal with persistent industry headwinds. In the last months of 2023, we began to see advertising budgets from our carrier partners increase.

During 2024, the challenging interest rate environment and inflationary pressures continued to present challenges for many of our mortgage lending partners. In our Home segment, mortgage rates remained relatively consistent in 2024, with the annual average mortgage rate in 2024 of 6.7% compared to 6.8% in 2023. However, these rates are more than doubled compared to the low annual average mortgage rates seen in 2021. The increased mortgage rates continued to cause reduced refinance volumes and continued to put pressure on purchase activity. Additionally, the restrictive lending conditions continued to pressure our Consumer segment. In our Insurance segment, demand from our carrier partners increased significantly in 2024.

During 2025, we continue to see high interest rates, inflationary pressures and low existing home sales negatively impacting our mortgage lending partners. In our Home segment, mortgage rates remained relatively consistent in 2025, with the annual average mortgage rate in 2025 of 6.6% compared to 6.7% in 2024, but remain significantly increased compared to the low rates seen in 2021. A shortage of in-the-money refinance borrowers persists given the current higher level of mortgage rates, and historically low existing home sales are suppressing consumer demand for purchase loans. Our Consumer segment has benefited from the recent Federal Reserve rate decreases, and our lenders are generally broadening in credit appetite. In our

Insurance segment, carriers are broadly experiencing strong automotive underwriting results following multiple quarters of premium increases and stable loss cost trends. We are optimistic about maintaining the strong performance in the Insurance segment as we head into 2026.

Segment Reporting

We have three reportable segments: Home, Consumer, and Insurance.

Recent Mortgage Interest Rate Trends

Interest rate and market risks are substantial in the mortgage lead generation business. Short-term fluctuations in mortgage interest rates primarily affect consumer demand for mortgage refinancings, while long-term fluctuations in mortgage interest rates, coupled with the U.S. real estate market, affect consumer demand for new mortgages. Consumer demand, in turn, affects lender demand for mortgage leads from third-party sources, as well as our own ability to attract online consumers to our website.

Typically, when interest rates decline, we see increased consumer demand for mortgage refinancings, which in turn leads to increased traffic to our website and decreased selling and marketing efforts associated with that traffic. At the same time, lender demand for leads from third-party sources typically decreases as there are more consumers in the marketplace seeking refinancing and, accordingly, lenders receive more organic mortgage lead volume. Due to lower lender demand, our revenue earned per consumer typically decreases, but with correspondingly lower selling and marketing costs.

Conversely, when interest rates increase, we typically see decreased consumer demand for mortgage refinancing, leading to decreased traffic to our website and higher associated selling and marketing efforts associated with that traffic. At the same time, lender demand for leads from third-party sources typically increases, as there are fewer consumers in the marketplace and, accordingly, the supply of organic mortgage lead volume decreases. Due to high lender demand, we typically see an increase in the amount lenders will pay per matched lead, which often leads to higher revenue earned per consumer. However, increases in the amount lenders will pay per matched lead in this situation is limited by the overall cost models of our lenders, and our revenue earned per consumer can be adversely affected by the overall reduced demand for refinancing in a rising rate environment.

We dynamically adjust selling and marketing expenditures in all interest rate environments to optimize our results against these variables.

According to Freddie Mac, 30-year mortgage interest rates increased significantly during 2022, from a monthly average of 3.45% in January 2022, ending at a monthly average of 6.36% in December 2022. During 2023, 30-year mortgage interest rates reached a high of 7.62% in October. During 2024, 30-year mortgage interest rates remained relatively consistent, starting the year at a monthly average of 6.64% in January 2024 and ending at a monthly average of 6.72% in December 2024. During 2025, 30-year mortgage interest rates started the year at a monthly average of 6.96% in January 2025 and ended at a monthly average rate of 6.19% in December 2025.

On a full-year basis, 30-year mortgage interest rates have been in a narrow range with an average of 6.60% in 2025, 6.72% in 2024, and 6.80% in 2023.



HISTORICAL MIX OF MORTGAGE ORIGINATION DOLLARS

Typically, as mortgage interest rates rise, there are fewer consumers in the marketplace seeking refinancings and, accordingly, the mix of mortgage origination dollars will move toward purchase mortgages. According to Mortgage Bankers Association ("MBA") data, total refinance origination dollars of total mortgage origination dollars increased to 34% in 2025 from 21% in 2024 and 15% in 2023 due to the slight easing in average mortgage rates. Total refinance origination dollars increased by 99% in 2025 over 2024 and increased 59% in 2024 over 2023. Industry-wide mortgage origination dollars increased by 22% in 2025 over 2024 and increased 16% in 2024 over 2023.

Looking forward, the MBA is projecting 30-year mortgage interest rates to decrease slightly in 2026 to an average of 6.1%. According to MBA projections, the mix of mortgage origination dollars is expected to remain primarily with purchase mortgages with the refinance share representing just 34% for 2026.

The U.S. Real Estate Market

The health of the U.S. real estate market and interest rate levels are the primary drivers of consumer demand for new mortgages. Consumer demand, in turn, affects lender demand for purchase mortgage leads from third-party sources. Typically, a strong real estate market will lead to reduced lender demand for leads, as there are more consumers in the marketplace seeking financing and, accordingly, lenders receive more organic lead volume. Conversely, a weaker real estate market will typically lead to an increase in lender demand as there are fewer consumers in the marketplace seeking mortgages.

According to Fannie Mae data, existing home sales decreased 19% in 2023 compared to 2022 and decreased a further 1% in 2024 from 2023. Existing home sales were flat in 2025. Fannie Mae expects a 7% increase in existing home sales in 2026 compared to 2025.

Convertible Note Maturity

On July 15, 2025, we repaid the $95.3 million outstanding principal amount of our 0.50% Convertible Senior Notes ("2025 Notes") upon maturity in cash plus $0.2 million of accrued interest. Upon this repayment, the 2025 Notes were extinguished and repaid in full, and we have no further obligations with respect to the 2025 Notes.

New Credit Facility and Refinancing

On August 21, 2025, we entered into a $475.0 million first lien term loan facility (the "2025 Facility") consisting of a $75 million revolving credit facility (the "2025 Revolving Facility") and a $400.0 million term loan facility (the "2025 Term Loan"), both with maturities of August 21, 2030. Proceeds from the 2025 Facility were used to refinance the Credit Agreement (as defined herein) and 2024 Term Loan (as defined herein) and for working capital and general corporate purposes.

For more information, see Note 13—Debt, in the notes to the consolidated financial statements included elsewhere in this report.

Cost Reductions and Simplification of Business

On March 24, 2023, we committed to a workforce reduction plan (the "Reduction Plan"), to reduce operating costs, which included the elimination of approximately 13% of the Company's workforce. As a result of the Reduction Plan, we incurred approximately $5.3 million in severance charges in connection with the workforce reduction. Part of this Reduction Plan included the shutdown of our LendingTree customer call center as well as our Medicare insurance agency operations within QuoteWizard. We estimate the Reduction Plan reduced annual compensation expense by approximately $14 million, comprised of $2 million in cost of revenue, $4 million in selling and marketing expense, $3 million in general and administrative expense, and $5 million in product development.

During September 2023, we completed workforce reductions of 14 employees. We incurred $0.9 million in severance charges in connection with the workforce reductions, consisting of cash expenditures for employee separation costs of approximately $0.7 million and non-cash charges for the accelerated vesting of certain equity awards of approximately $0.2 million.

Separately, we made the decision to close our Ovation credit services business, an asset group within our Consumer segment, by mid- 2023. As a result, the Company recorded an asset impairment charge of $4.2 million in 2023 related to the write-off of certain long-term assets. Additionally, we incurred $2.1 million in severance charges in 2023 in connection with cash expenditures for employee separation costs. We acquired Ovation in 2018 to better serve those customers who come to LendingTree and receive suboptimal offers of credit. The business grew for a number of years before running into challenges in the wake of COVID-19, and more recently the industry has faced increased regulatory pressure. The business was capital-intensive, required elevated overhead, and future prospects were becoming uncertain.

The Ovation business accounted for approximately 3% of total revenue and 3% of total costs and expenses, with an immaterial impact to net income on the consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2022.

Regulations

Our revenue and earnings may fluctuate from time to time as a result of changes to federal, state, and industry-based laws and regulations, or changes to standards concerning the enforcement thereof. On January 26, 2024, the U.S. Federal Communications Commission (the "FCC") published regulations which, among other things, amended the consent requirements of the Telephone Consumer Protection Act of 1991 to close what the FCC refers to as the "lead generator loophole" by requiring "one-to-one consent" for outbound telemarketing calls or texts made using an automatic telephone dialing system or pre-recorded or artificial voice messages to wireless or residential numbers. The new "one-to-one consent" rule was scheduled to take effect on January 27, 2025.

However, on January 24, 2025, in Insurance Marketing Coalition Limited. v. Federal Communications Commission, the United States Court of Appeals for the Eleventh Circuit ruled that the "one-to-one consent" requirement was improper, preventing its implementation.

Results of Operations for the Years ended December 31, 2025 and 2024

Our discussion within Revenue provides the details of consolidated revenue by segment and significant products. In this section, we describe overall changes in revenue in our segments and significant products within each segment and increases or decreases in revenue from the prior period. We also provide insight into how changes in price and volume in each significant product impacted product revenue.

Our Segment Profit is a discussion of profitability within each segment of the business. It is impacted by segment revenues as well as segment cost of revenue and marketing expenses. In Segment Profit, we provide a discussion of the business within each segment, addressing both Company and market impacts on the profitability of each segment in addition to a discussion of segment margin.

For information on fiscal 2023 results and similar comparisons, *see* Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations for the Years ended December 31, 2024 and 2023 of our Form 10-K for the fiscal year ended December 31, 2024.

		Year Ended December 31,		2025 vs. 2024	
		2025	2024	$ Change	% Change
		(Dollars in thousands)			
Home	$	151,764	$ 128,854	$ 22,910	18 %
Consumer		253,370	222,462	30,908	14 %
Insurance		711,880	548,704	163,176	30 %
Other		310	199	111	56 %
Revenue		**1,117,324**	**900,219**	**217,105**	**24 %**
Costs and expenses:					
Cost of revenue *(exclusive of depreciation and amortization shown separately below)*		42,525	36,072	6,453	18 %
Selling and marketing expense		812,904	635,963	176,941	28 %
General and administrative expense		112,888	108,705	4,183	4 %
Product development		45,251	46,358	(1,107)	(2) %
Depreciation		16,459	18,300	(1,841)	(10) %
Amortization of intangibles		5,190	5,889	(699)	(12) %
Restructuring and severance		1,633	508	1,125	221 %
Litigation settlements and contingencies		15,661	3,797	11,864	312 %
Total costs and expenses		**1,052,511**	**855,592**	**196,919**	**23 %**
Operating income		**64,813**	**44,627**	**20,186**	**45 %**
Other (expense) income, net:					
Interest (expense) income, net		(46,787)	(27,849)	18,938	68 %
Other income (expense)		2,998	(54,162)	(57,160)	(106) %
Income (loss) before income taxes		**21,024**	**(37,384)**	**58,408**	**156 %**
Income tax benefit (expense)		130,284	(4,320)	(134,604)	(3,116) %
Net income (loss) and comprehensive income (loss)	$	**151,308**	$ **(41,704)**	$ **193,012**	**463 %**

Revenue

Revenue increased in 2025 compared to 2024 due to increases in our Insurance, Consumer and Home segments.

Revenue from our Insurance segment increased $163.2 million, or 30%, to $711.9 million in 2025 from $548.7 million in 2024. The increase in revenue was due to a 22% increase volume, representing $127.0 million of the increase and a 7% increase in revenue earned per consumer, representing $36.2 million of the increase. We measure volume for our insurance product as the number of consumer request forms and in certain cases of re-engagement with a consumer, the number of subsequent consumer engagements through our platform.

Our Consumer segment includes the following products: credit cards, personal loans, small business loans, student loans, auto loans, deposit accounts, and other credit products. Many of our Consumer segment products are not individually significant to revenue. Revenue from our Consumer segment increased $30.9 million in 2025 from 2024, or 14%, primarily due to increases in small business and personal loans, partially offset by a decrease in credit cards.

Revenue from our personal loans product increased $13.0 million, or 13%, to $114.4 million in 2025 from $101.4 million in 2024. The increase in revenue was primarily due to a 14% increase in volume, representing $13.9 million of an increase. We measure volume for our personal loans product as the number of unique consumers completing request forms.

For the periods presented, no other products in our Consumer segment represented more than 10% of revenue; however, certain other Consumer products experienced notable changes. Revenue from our small business loans product increased $33.7 million, or 60%, in 2025 compared to 2024, due to increases in the number of consumers completing request forms and revenue earned per consumer. Revenue from our credit cards product decreased $10.3 million, or 43% in 2025 compared to 2024 primarily due to a decrease in revenue earned per click and volume.

Our Home segment includes the following products: purchase mortgage, refinance mortgage, and home equity loans and lines of credit. Revenue from our Home segment increased $22.9 million, or 18%, in 2025 from 2024 primarily due to to an increase in revenue from our home equity loans product.

Revenue from our home equity loans and lines of credit product increased $22.3 million, or 26%, to $109.8 million in 2025 from $87.5 million in 2024. The increase in revenue was due to a 47% increase in volume, representing an increase of $35.1 million, partially offset by a 15% decrease in revenue earned per consumer, representing a $12.8 million decrease. We measure volume for our home equity loans and lines of credit as the number of consumers completing request forms.

Cost of revenue

Cost of revenue consists primarily of costs associated with compensation and other employee-related costs (including stock-based compensation) relating to internally-operated customer call centers, third-party customer call center fees, credit scoring fees, credit card fees, website network hosting, and server fees.

Cost of revenue increased in 2025 compared to 2024 primarily due to an increase in compensation and benefits of $5.6 million.

Cost of revenue as a percentage of revenue remained consistent at 4% in 2025 and in 2024.

Selling and marketing expense

Selling and marketing expense consists primarily of advertising and promotional expenditures and compensation and other employee-related costs (including stock-based compensation) for personnel engaged in sales or marketing functions. Advertising and promotional expenditures primarily include online marketing, as well as television, print, and radio spending. Advertising production costs are expensed in the period the related advertisement is first run.

Selling and marketing expense increased in 2025 compared to 2024 primarily due to the $174.8 million increase in advertising and promotional expense discussed below.

Advertising and promotional expense is the largest component of selling and marketing expense, and is comprised of the following:

| | Year Ended December 31, | | 2025 vs. 2024 | |
	2025	2024	$ Change	% Change
	(Dollars in thousands)			
Online	$ 766,416	$ 592,019	$ 174,397	29 %
Broadcast	16	39	(23)	(59)%
Other	4,248	3,850	398	10 %
Total advertising and promotional expense	**$ 770,680**	**$ 595,908**	**$ 174,772**	**29 %**

In the periods presented, advertising and promotional expenses are equivalent to the non-GAAP measure variable marketing expense. *See* Variable Marketing Expense and Variable Marketing Margin below for additional information.

Revenue is primarily driven by Network Partner demand for our products, which is matched to corresponding consumer requests. We adjust our selling and marketing expenditures dynamically in relation to anticipated revenue opportunities in order to ensure sufficient consumer inquiries to profitably meet such demand. An increase in a product's revenue is generally met by a corresponding increase in marketing spend, and conversely a decrease in a product's revenue is generally met by a corresponding decrease in marketing spend. This relationship exists for our Home, Consumer, and Insurance segments.

We adjusted our advertising expenditures in 2025 compared to 2024 in response to changes in Network Partner demand on our marketplace. We will continue to adjust selling and marketing expenditures dynamically in response to anticipated revenue opportunities.

General and administrative expense

General and administrative expense consists primarily of compensation and other employee-related costs (including stock-based compensation) for personnel engaged in finance, legal, tax, corporate information technology, human resources and executive management functions, as well as facilities and infrastructure costs and fees for professional services.

General and administrative expense increased in 2025 compared to 2024, primarily due to an increase in compensation and benefits of $9.0 million.

Non-cash compensation expense, included in total compensation and benefits noted above, within general and administrative expense increased in 2025 compared to 2024 primarily due to the acceleration of non-cash compensation expense of $5.8 million on certain equity awards associated with our previous Founder and Chief Executive Officer. For additional information, *see* Note—11-Stock-Based Compensation in the notes to the consolidated financial statements included elsewhere in this report. Non-cash compensation expense is excluded from Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization ("Adjusted EBITDA"), as discussed below.

General and administrative expense as a percentage of revenue decreased to 10% in 2025 from 12% in 2024.

Litigation settlements and contingencies

In 2025 and 2024, we incurred $15.2 million and $3.8 million, respectively, of expenses for litigation contingencies due to the Mantha litigation. *See* Note 15— Contingencies in the notes to the consolidated financial statements for additional information on litigation matters.

Interest (expense) income, net

In March 2024 and March 2025, we drew $125.0 million and $50 million, respectively, on the 2024 Term Loan (as defined herein). The incremental borrowing in 2024 and 2025 resulted in an increase of $2.5 million of interest expense in 2025 compared to 2024.

In the third quarter of 2025, we refinanced our Credit Agreement (as defined herein) and 2024 Term Loan, which collectively had $402.8 million outstanding, with proceeds from the $400.0 million 2025 Term Loan (as defined herein) and cash on hand at par plus accrued and unpaid interest. As a result of the refinancing, we recognized a loss on the extinguishment of $7.9 million due to the write-off of unamortized debt issuance costs and original issue discount costs which are included in interest expense, net in the consolidated statement of operations and comprehensive income.

In the first quarter of 2025, we repurchased approximately $20.0 million in principal amount of our 0.50% Convertible Senior Notes due July 15, 2025 (the "2025 Notes") for $19.7 million plus accrued and unpaid interest. As a result of the repurchase, we recognized a gain on the extinguishment of $0.3 million, which is included in interest expense, net in the consolidated statement of operations and comprehensive income.

In the third quarter of 2024, we repurchased approximately $7.6 million in principal amount of our 2025 Notes for $7.2 million and in the second quarter of 2024, we repurchased approximately $161.3 million in principal amount of our 2025 Notes for $151.7 million. As a result of these repurchases, we recognized a gain on the extinguishment of $10.1 million and a loss on the write-off of unamortized debt issuance costs of $1.1 million, both of which are included in interest expense, net in the consolidated statements of operations and comprehensive income.

See Note 13—Debt for additional information.

Other Income

We incurred an impairment charge of $58.4 million in 2024 related to our investments in equity securities.

See Note 7—Equity Investments for additional information.

Income tax benefit (expense)

	Year Ended December 31,	
	2025	**2024**
	(in thousands, except percentages)	
Income tax benefit (expense)	$ 130,284	$ (4,320)
Effective tax rate	*(619.7)%*	*(11.6)%*

For 2025, the effective tax rate varied from the federal statutory rate of 21% primarily due to the $149.5 million tax benefit to reduce the valuation allowance against our net deferred tax assets. For 2024, the effective tax rate varied from the federal statutory rate of 21% primarily due to the change in the valuation allowance, net of the current period change in tax effected net indefinite-lived intangibles.

See Note—12 Income Taxes in the notes to the consolidated financial statements included elsewhere in this report for additional information on the valuation allowance.

Segment Profit

	Year Ended December 31,		2025 vs. 2024	
	2025	**2024**	**$ Change**	**% Change**
	(Dollars in thousands)			
Home				
Revenue	$ 151,764	$ 128,854	$ 22,910	18 %
Segment marketing expense [1]	103,421	88,958	14,463	16 %
Segment profit	48,343	39,896	8,447	21 %
Segment margin	*32%*	*31%*		
Consumer				
Revenue	253,370	222,462	30,908	14 %
Segment marketing expense [1]	123,922	111,925	11,997	11 %
Segment profit	129,448	110,537	18,911	17 %
Segment margin	*51%*	*50%*		
Insurance				
Revenue	711,880	548,704	163,176	30 %
Segment marketing expense [1]	537,463	389,474	147,989	38 %
Segment profit	174,417	159,230	15,187	10 %
Segment margin	*25%*	*29%*		
Other				
Revenue	310	199	111	56 %
Segment marketing expense [1]	471	294	177	60 %
Other	(161)	(95)	(66)	(69) %
Total				
Revenue	1,117,324	900,219	217,105	24 %
Segment marketing expense [1]	765,277	590,651	174,626	30 %
Segment profit	$ 352,047	$ 309,568	$ 42,479	14 %
Segment margin	*32%*	*34%*		

[1]Segment marketing expense represents the potion of selling and marketing expense attributable to variable costs paid for advertising, direct marketing and related expenses, that are directly attributable to the segments' products. This measure excludes overhead, fixed costs and personnel-related costs.

Segment profit is our primary segment operating metric. Segment profit is calculated as segment revenue less segment selling and marketing expenses attributed to variable costs paid for advertising, direct marketing and related expenses that are directly attributable to the segments' products. *See* Note 19—Segment Information in the notes to the consolidated financial statements included elsewhere in this report for additional information on segments and a reconciliation of segment profit to pre-tax income (loss).

HOME

Home segment revenue increased 18% to $151.8 million in 2025 compared to 2024 and segment profit increased to $48.3 million in 2025, an increase of 21% compared to 2024. Our Home segment margin, which is segment profit divided by segment revenue, increased slightly to 32% in 2025 compared to 31% in 2024.

Revenue from our home equity loan product of $109.8 million in 2025 increased 26% compared to 2024. As longer-term rates have remained relatively stable and higher than most existing first mortgages, second lien products offer an attractively priced source of capital for homeowners.

Within Home, our core mortgage business generated revenue of $42.0 million in 2025, down 1% compared to 2024. Our refinance product within our mortgage business matches consumers in the market looking to refinance their existing mortgages with our network lenders. Our purchase product within our mortgage business matches consumers in the market looking to buy a new home with our network lenders. Our mortgage business is directly impacted by the mortgage market in which we participate. Our mortgage business continues to see headwinds from a lack of in-the-money refinance borrowers given the current higher level of mortgage rates, and subdued home sales have pressured the volume of consumers searching for purchase loans. According to Freddie Mac, the 30-year mortgage interest rates have remained elevated with a yearly average of 6.6% in 2025 compared to 6.7% in 2024.

The Mortgage Bankers Association expects overall mortgage originations to increase 7% in 2026. The forecast calls for total loan originations of $2.2 trillion and purchase loans are expected to account for 66% of origination volume.

CONSUMER

Revenue in our Consumer segment increased 14% to $253.4 million in 2025 from 2024 with segment profit of $129.4 million in 2025, an increase of 17% from 2024. Our Consumer segment margin increased slightly to 51% in 2025 compared to 50% in 2024.

Revenue from our personal loan product of $114.4 million increased 13% in 2025 compared to 2024. We saw a broadening in the credit appetite from our lender partners that led to a meaningful increase in close rates for our consumers.

Small business revenue increased 60% in 2025 compared to 2024. This increase in revenue was driven by the deliberate investment in our concierge sales team, which provides a high-touch service option for business owners working through the complex loan shopping process. We continue to invest in growing this team to power further small business growth in 2026.

See the section titled "Revenue" above for additional discussion of declines in product revenues within the Consumer segment.

INSURANCE

Insurance revenue of $711.9 million in 2025 increased 30% from 2024, while segment profit of $174.4 million in 2025 increased 10% from 2024. Insurance carriers are broadly enjoying very strong automotive underwriting results following multiple quarters of premium increases and stable loss cost trends, and are aggressively pursing new customers.

Our Insurance segment margin decreased to 25% in 2025 compared to 29% in 2024. The increased demand has created a competitive market to acquire customers seeking an auto policy, which has led to strong growth in both revenue as well as associated media costs. Our strategy is to capture the maximum level of carrier advertising budgets when we have an opportunity to drive incremental segment profit and take share from competitors. These incremental dollars have pressured overall segment margin while simultaneously contributing to robust segment profit.

Variable Marketing Expense and Variable Marketing Margin

We report variable marketing expense and variable marketing margin as supplemental measures to GAAP. These related measures are the primary metrics by which we measure the effectiveness of our marketing efforts. Variable marketing expense represents the portion of selling and marketing expense attributable to variable costs paid for advertising, direct marketing, and related expenses, and excludes overhead, fixed costs, and personnel-related expenses. Variable marketing margin is a measure of the efficiency of our operating model, measuring revenue after subtracting variable marketing expense. Our operating model is highly sensitive to the amount and efficiency of variable marketing expenditures, and our proprietary systems are able to make rapidly changing decisions concerning the deployment of variable marketing expenditures (primarily but not exclusively online and mobile advertising placement) based on proprietary and sophisticated analytics. We believe that investors should have access to the same set of tools that we use in analyzing our results. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP but should not be considered a substitute for or superior to GAAP results. We provide and encourage investors to examine the reconciling adjustments between the GAAP and non-GAAP measures discussed below.

Variable marketing expense is defined as the expense attributable to variable costs paid for advertising, direct marketing and related expenses, and excluding overhead, fixed costs and personnel-related expenses. The majority of these variable advertising costs are expressly intended to drive traffic to our websites and these variable advertising costs are included in selling and marketing expense on our consolidated statements of operations and comprehensive income (loss). Variable marketing margin is defined as revenue less variable marketing expense.

The following shows the calculation of variable marketing margin:

	Year Ended December 31,	
	2025	2024
	(in thousands)	
Revenue	$ 1,117,324	$ 900,219
Variable marketing expense	770,680	595,908
Variable marketing margin	**$ 346,644**	**$ 304,311**

Below is a reconciliation of selling and marketing expense, the most directly comparable GAAP measure, to variable marketing expense:

	Year Ended December 31,	
	2025	2024
	(in thousands)	
Selling and marketing expense	$ 812,904	$ 635,963
Non-variable selling and marketing expense	(42,224)	(40,055)
Variable marketing expense	**$ 770,680**	**$ 595,908**

The following is a reconciliation of net income (loss), the most directly comparable GAAP measure, to variable marketing margin:

	Year Ended December 31,	
	2025	2024
	(in thousands)	
Net income (loss)	$ 151,308	$ (41,704)
Adjustments to reconcile to variable marketing margin:		
Cost of revenue	42,525	36,072
Non-variable selling and marketing expense [1]	42,224	40,055
General and administrative expense	112,888	108,705
Product development	45,251	46,358
Depreciation	16,459	18,300
Amortization of intangibles	5,190	5,889
Restructuring and severance	1,633	508
Litigation settlements and contingencies	15,661	3,797
Interest expense, net	46,787	27,849
Other expense (income)	(2,998)	54,162
Income tax (benefit) expense	(130,284)	4,320
Variable marketing margin	$ 346,644	$ 304,311

(1) Represents the portion of selling and marketing expense not attributable to variable costs paid for advertising, direct marketing and related expenses. Includes overhead, fixed costs and personnel-related expenses.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization

We report Adjusted EBITDA as a supplemental measure to GAAP. This measure is the primary metric by which we evaluate the performance of our businesses, on which our marketing expenditures and internal budgets are based and by which, in most years, management and many employees are compensated. We believe that investors should have access to the same set of tools that we use in analyzing our results. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP but should not be considered a substitute for or superior to GAAP results. We provide and encourage investors to examine the reconciling adjustments between the GAAP and non-GAAP measures discussed below.

Definition of Adjusted EBITDA

We report Adjusted EBITDA as net income adjusted to exclude interest, income tax, amortization of intangibles and depreciation, and to further exclude (1) non-cash compensation expense, (2) non-cash impairment charges, (3) gain/loss on disposal of assets, (4) gain/loss on investments (5) restructuring and severance expenses, (6) litigation settlements and contingencies, (7) acquisitions and dispositions income or expense (including with respect to changes in fair value of contingent consideration), (8) contributions to the LendingTree Foundation, (9) dividend income, and (10) one-time items. Adjusted EBITDA has certain limitations in that it does not take into account the impact to our statement of operations of certain expenses, including depreciation, non-cash compensation and acquisition-related accounting. We endeavor to compensate for the limitations of the non-GAAP measures presented by also providing the comparable GAAP measures with equal or greater prominence and descriptions of the reconciling items, including quantifying such items, to derive the non-GAAP measures. These non-GAAP measures may not be comparable to similarly titled measures used by other companies.

One-Time Items

Adjusted EBITDA is adjusted for one-time items, if applicable. Items are considered one-time in nature if they are non-recurring, infrequent or unusual and have not occurred in the past two years or are not expected to recur in the next two years, in accordance with SEC rules. For the periods presented below, there are no adjustments for one-time items.

Non-Cash Expenses that are Excluded from Adjusted EBITDA

Non-cash compensation expense consists principally of expense associated with grants of restricted stock, restricted stock units and stock options, some of which awards have performance-based vesting conditions. Non-cash compensation expense also includes expense associated with employee stock purchase plans. These expenses are not paid in cash and we include the related shares in our calculations of fully diluted shares outstanding. Upon settlement of restricted stock units, exercise of certain stock options or vesting of restricted stock awards, the awards may be settled, on a net basis, with us remitting the required tax withholding amount from our current funds.

Amortization of intangibles are non-cash expenses relating primarily to intangible assets acquired through acquisitions. At the time of an acquisition, the intangible assets of the acquired company, such as purchase agreements, technology and customer relationships, are valued and amortized over their estimated lives.

The following table is a reconciliation of net income (loss), the most directly comparable GAAP measure, to Adjusted EBITDA.

| | Year Ended December 31, | |
| | 2025 | 2024 |
	(in thousands)	
Net income (loss)	$ 151,308	$ (41,704)
Adjustments to reconcile to Adjusted EBITDA:		
Amortization of intangibles	5,190	5,889
Depreciation	16,459	18,300
Restructuring and severance	1,633	508
Loss on impairments and disposal of assets	(71)	2,584
Loss on investments	1,225	58,376
Non-cash compensation expense	29,202	28,579
Litigation settlements and contingencies	15,661	3,797
Interest expense, net	46,787	27,849
Dividend income	(4,223)	(4,385)
Income tax (benefit) expense	(130,284)	4,320
Adjusted EBITDA	$ 132,887	$ 104,113

Financial Position, Liquidity and Capital Resources

For information on fiscal 2023 results and similar comparisons, *see* Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Position, Liquidity and Capital Resources of our Form 10-K for the fiscal year ended December 31, 2024.

General

As of December 31, 2025, we had $81.1 million of cash and cash equivalents, compared to $106.6 million of cash and cash equivalents as of December 31, 2024.

In the first quarter of 2025, we repurchased approximately $20.0 million in principal amount of our 2025 Notes for $19.7 million resulting in a gain on the extinguishment of $0.3 million which is included in interest expense, net in the consolidated statement of operations and comprehensive income. On July 15, 2025, the remaining $95.3 million outstanding 2025 Notes were fully repaid using cash on hand.

In March 2025 and 2024, we drew $50.0 million and $125.0 million, respectively, on the 2024 Term Loan.

In the third quarter of 2025, we refinanced our 2021 Credit Agreement and 2024 Term Loan, which collectively had $402.8 million outstanding, with proceeds from the $400.0 million 2025 Term Loan and cash on hand at par plus accrued and unpaid interest. As a result of the refinancing, we recognized a loss on the extinguishment of $7.9 million due to the write-off of unamortized debt issuance costs and original issue discount costs which are included in interest expense, net in the consolidated statement of operations and comprehensive income.

In the third quarter of 2024, we repurchased approximately $7.6 million in principal amount of our 2025 Notes for $7.2 million. In the second quarter of 2024, we repurchased approximately $161.3 million in principal amount of our 2025 Notes for $151.7 million plus accrued and unpaid interest of approximately $0.3 million. As a result of these repurchases, we recognized a gain on the extinguishment of $10.1 million and a loss on the write-off of unamortized debt issuance costs of $1.1 million, both of which are included in interest expense, net in the consolidated statements of operations and comprehensive income.

We expect our cash and cash equivalents and cash flows from operations to be sufficient to fund our operating needs for the next twelve months and beyond. We will continue to monitor the impact of current economic conditions, including interest rates and inflation on our liquidity and capital resources.

See Note 13—Debt, in Part I. Item 1 *Financial Statements*, for additional information.

Equity Distribution Agreement

In July 2024, we entered into an Equity Distribution Agreement in connection with the establishment of an ATM Equity Program under which we may sell up to an aggregate of $50.0 million of shares of the common stock. No sales were made under the Equity Distribution Agreement during 2025 or 2024.

Credit Facilities

On September 15, 2021, we entered into a Credit Agreement (the "Credit Agreement"), consisting of a $200.0 million Revolving Facility (the "Revolving Facility"), which was set to mature on September 15, 2026, and a $250.0 million delayed draw Term Loan Facility (the "2021 Term Loan" and together with the Revolving Facility, the "Credit Facility"), which was set to mature on September 15, 2028. We borrowed $250.0 million under the delayed draw term loan on May 31, 2022 and used $170.2 million of the proceeds to settle the our 0.625% Convertible Senior Notes due June 1, 2022.

On March 27, 2024, we entered a first lien term loan facility (the "2024 Term Loan"), consisting of $175.0 million which was set to mature on March 27, 2031. We drew $125.0 million of the 2024 Term Loan upon closing and drew the remaining $50.0 million on March 27, 2025. The proceeds of the 2024 Term Loan were used to pay fees and expenses incurred in connection with the closing of the 2024 Term Loan and delayed draw term loan and was used for working capital and general corporate purposes, including the repayment of our 2025 Notes on July 15, 2025.

On August 21, 2025, we entered into a $475.0 million first lien term loan facility, consisting of a $75 million revolving credit facility and a $400.0 million term loan facility, both with maturities of August 21, 2030. Proceeds from the 2025 Facility were used to refinance the Credit Agreement and 2024 Term Loan, mentioned above, and for working capital and general corporate purposes.

As of March 9, 2026, we had $399.0 million borrowings outstanding under the 2025 Term Loan. As of March 9, 2026, we have $75.0 million available for borrowing under the 2025 Revolving Facility.

See Note 13—Debt, in Part I. Item 1 *Financial Statements*, for additional information.

Operating Leases

We have operating lease obligations associated with office space in various cities across the country and office equipment. Our principal executive office is located in Charlotte, North Carolina under an approximate 15-year lease that commenced in the second quarter of 2021. We anticipate cash payments under operating lease obligations of $8.2 million in 2026. *See* Note 9 —Leases in the notes to the consolidated financial statements included elsewhere in this report for more information.

Cash Flows

Our cash flows are as follows:

	Year Ended December 31,	
	2025	2024
	(in thousands)	
Net cash provided by operating activities	$ 73,103	$ 62,258
Net cash used in investing activities	$ (9,926)	$ (11,218)
Net cash used in financing activities	$ (88,698)	$ (56,502)

Cash Flows from Operating Activities

Our largest source of cash provided by our operating activities is revenue generated by our products. Our primary uses of cash from our operating activities include advertising and promotional payments. In addition, our uses of cash from operating activities include compensation and other employee-related costs, other general corporate expenditures, litigation settlements and contingencies, certain contingent consideration payments, and income taxes.

Net cash provided by operating activities increased in 2025 from 2024 primarily due to increases in revenue, partially offset by operating costs.

Cash Flows from Investing Activities

Net cash used in investing activities in 2025 and 2024 consisted of capital expenditures primarily related to internally developed software of $12.4 million and $11.2 million, respectively, partially offset by proceeds from the sale of fixed assets in 2025.

Cash Flows from Financing Activities

Net cash used in financing activities in 2025 of $88.7 million consisted primarily of the repurchase of the 2025 Notes for $115.0 million, term loan repayments of $410.4 million and $2.8 million in withholding taxes paid upon surrender of shares to satisfy obligations on equity awards, net of proceeds from the exercise of stock options, partially offset by net proceeds from term loans of $439.5 million.

Net cash used in financing activities in 2024 of $56.5 million consisted primarily of the repurchase of the 2025 Notes for $158.8 million, term loan repayments of $12.5 million and $2.2 million in withholding taxes paid upon surrender of shares to satisfy obligations on equity awards, net of proceeds from the employee stock purchase plan and the exercise of stock options offset by $117.6 million net proceeds from the 2024 Term Loan.

Critical Accounting Policies and Estimates

The following disclosure is provided to supplement the description of our accounting policies contained in Note 2—Significant Accounting Policies in the notes to the consolidated financial statements included elsewhere in this report regarding significant areas of judgment. Management is required to make certain estimates and assumptions during the preparation of the consolidated financial statements in accordance with generally accepted accounting principles. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. They also impact the reported amount of net earnings during any period. Actual results could differ from those estimates. Because of the size of the financial statement elements to which they relate, some of our accounting policies and estimates have a more significant impact on our consolidated financial statements than others. A discussion of some of our more significant accounting policies and estimates follows.

Income Taxes

Estimates of current and deferred income taxes and the significant items giving rise to the deferred assets and liabilities are shown in Note 12—Income Taxes in the notes to the consolidated financial statements included elsewhere in this report and reflect management's assessment of actual future taxes to be paid on items reflected in the consolidated financial statements, giving consideration to both timing and the probability of realization. Actual income taxes could vary from these estimates due to future changes in income tax law, state income tax apportionment or the outcome of any review of our tax returns by the IRS and/or state tax authorities, as well as actual operating results that may vary significantly from anticipated results.

We also recognize liabilities for uncertain tax positions based on the two-step process prescribed by the accounting guidance for uncertainty in income taxes. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. This measurement step is inherently difficult and requires subjective estimations of such amounts to determine the probability of various possible outcomes. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

A valuation allowance is provided on deferred tax assets if it is determined that it is *"more likely than not"* that the deferred tax asset will not be realized.

During 2025, we recorded tax benefit of $149.5 million to reduce the valuation allowance we established in 2022 against our net deferred tax assets. Management determined upon review of the deferred tax assets for recoverability that sufficient positive evidence existed to conclude a substantial portion of the valuation allowance was no longer needed. Based on sustained profitability, improved forecasts of future taxable income, and the reversal of existing temporary differences, we concluded that it is more likely than not that we will be able to utilize the deferred tax assets. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. We maintain a valuation allowance of $18.0 million primarily related to certain states for which we estimate the net operating losses will expire prior to being utilized and other deferred tax assets related to equity investments for which it is not more likely than not that the deferred tax assets will be realized. Should there be a change in the valuation allowance in the future, the income tax provision would increase or decrease in the period in which the allowance is changed.

At December 31, 2025, 2024 and 2023, we maintained a valuation allowance of $18.0 million, $167.5 million and $162.5 million, respectively, against our net deferred tax assets.

Stock-Based Compensation

The forms of stock-based awards granted to our employees are principally restricted stock units ("RSUs"), RSUs with performance conditions, stock options, and employee stock purchases related to the Employee Stock Purchase Plan ("Employee Stock Purchase Rights"). Further, stock options with market conditions, restricted stock awards ("RSAs") with performance conditions and RSAs with market conditions have been granted to our current or former Chief Executive Officer. The value of RSUs is measured at their grant dates as the fair value of common stock and amortized ratably as non-cash compensation expense over the vesting term. The value of stock options issued and Employee Stock Purchase Rights are generally estimated using a Black-Scholes option pricing model. The value of performance-based grants is measured at their grant dates and recognized as non-cash compensation expense, considering the probability of the targets being achieved. Performance-based grants with a market condition are generally valued using a Monte Carlo simulation model. If an award is modified, we determine if the modification requires a new calculation of fair value or change in the vesting term of the award. *See* Note 11—Stock-Based Compensation in the notes to the consolidated financial statements included elsewhere in this report for additional information on assumptions and inputs to the fair value determination of stock-based awards.

Evaluation of Goodwill Impairment

We test goodwill annually for impairment as of October 1, or more frequently upon the occurrence of certain events or substantive changes in circumstances. As part of our annual impairment testing of goodwill, we may elect to assess qualitative factors as a basis for determining whether it is necessary to perform the traditional quantitative impairment testing. If our assessment of these qualitative factors indicates that it is not more likely than not that the fair value of the reporting unit or indefinite-lived intangible asset is less than its carrying value, then no further testing is required. Otherwise, the goodwill reporting unit must be quantitatively tested for impairment.

Performing the quantitative test for goodwill impairment that compares the reporting unit fair value with its carrying value using a discounted cash flow and market analysis requires the exercise of significant judgments, including judgments about appropriate discount rates, revenue growth rates, marketing spend, direct operating expenses, the amount and timing of expected future cash flows, and market multiples. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

During the third quarter of 2023, our market capitalization declined significantly compared to the second quarter of 2023. The closing stock price on September 29, 2023 was $15.50 reflecting a market capitalization below our book value. In addition, the effects of the challenging interest rate environment, low for-sale home inventories and the rise in home prices in the Home reporting unit and consumer price inflation negatively impacting carrier underwriting in the Insurance reporting unit continue to provide revenue headwinds. Based on these factors, we concluded that a triggering event had occurred and an interim quantitative impairment test was performed as of September 30, 2023. Upon completing the quantitative goodwill impairment test, we concluded that the carrying value of the Insurance reporting unit exceeded its fair value which resulted in a goodwill impairment charge of $38.6 million. The fair value of the Home and Consumer reporting units exceeded their carrying amounts, indicating no goodwill impairment. The fair values of each reporting unit were determined using a combination of the income approach and the market approach valuation methodologies.

We will continue to monitor each of the reporting units and the impact of business or economic changes on the fair value of the reporting unit. Changes in the timing of the recovery of the mortgage business, inflation, interest rates and other changes in current expectations could cause an impairment to the Insurance, Mortgage or Consumer reporting units.

The value of goodwill subject to assessment for impairment at December 31, 2025 is $381.5 million.

Recoverability of Long-Lived Assets

We review the carrying value of all long-lived assets, primarily property and equipment, definite-lived intangible assets and operating lease right-of-use assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may be impaired. Impairment is considered to have occurred whenever the carrying value of a long-lived asset cannot be recovered from cash flows that are expected to result from the use and eventual disposition of the asset. This recoverability test requires us to make assumptions and judgments related to factors used in a calculation of undiscounted cash flows, including, but not limited to, management's expectations for future operations and projected cash flows. The key assumptions used in this calculation include Adjusted EBITDA, the remaining useful lives of the primary cash flow generating asset in the asset group and, to a lesser extent, the deduction of capital expenditures and taxes paid in cash to arrive at net cash flows.

Capitalized implementation costs incurred in a hosting arrangement that is a service contract are also allocated to and included within long-lived asset groups tested for recoverability.

The combined value of long-lived assets and capitalized implementation costs incurred in a hosting arrangement that is a service contract subject to assessment for impairment is $98.0 million at December 31, 2025.

Equity Investments

Our equity investments do not have a readily determinable fair value and, upon acquisition, we elected the measurement alternative to value these investments. Accordingly, the equity investments will be carried at cost less impairment, if any, and subsequently measured to fair value upon observable price changes in an orderly transaction for the identical or similar investments. Additionally, if a qualitative assessment identifies impairment indicators, then the equity investments must be evaluated for impairment and written down to its fair value, if it is determined that the fair value is less than the carrying value. Any gains or losses are included within other (expense) income in the consolidated statement of operations and comprehensive income.

We incurred impairment charges of $1.2 million, $58.4 million and $114.5 million on our investments in equity securities during 2025, 2024 and 2023, respectively. *See* Note 7—Equity Investments in the notes to the consolidated financial statements included elsewhere in this report for additional information. The carrying value of our equity investments at December 31, 2025 is $0.5 million.

New Accounting Pronouncements

See Note 2—Significant Accounting Policies in the notes to the consolidated financial statements included elsewhere in this report for a description of recent accounting pronouncements.

ITEM 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We are exposed to market risks as a result of changes to interest rates.

Other than our 2025 Term Loan, we do not have any financial instruments that are exposed to significant market risk. We maintain our cash and cash equivalents in bank deposits and short-term, highly liquid money market investments. A hypothetical 100-basis point increase or decrease in market interest rates would not have a material impact on the fair value of our cash equivalents securities, or our earnings on such cash equivalents, but would have a $4.0 million annual effect on the interest paid on borrowings under the 2025 Term Loan. As of March 9, 2026, we had $399.0 million outstanding on our 2025 Term Loan, and there were no outstanding borrowings under our 2025 Revolving Facility.

Fluctuations in interest rates affect consumer demand for new mortgages and the level of refinancing activity which, in turn, affects lender demand for mortgage leads. Typically, when interest rates decline, we see increased consumer demand for mortgage refinancing, which in turn leads to increased traffic to our website and decreased selling and marketing efforts associated with that traffic. At the same time, lender demand for leads from third-party sources typically decreases, as there are more consumers in the marketplace seeking refinancings and, accordingly, lenders receive more organic lead volume. Due to lower lender demand, our revenue earned per consumer typically decreases but with correspondingly lower selling and marketing costs. Conversely, when interest rates increase, we typically see decreased consumer demand for mortgage refinancing, leading to decreased traffic to our website and higher associated selling and marketing efforts associated with that traffic. At the same time, lender demand for leads from third-party sources typically increases, as there are fewer consumers in the marketplace and, accordingly, the supply of organic mortgage lead volume decreases. Due to high lender demand, we typically see an increase in the amount lenders will pay per matched lead, which often leads to higher revenue earned per consumer. However, increases in the amount lenders will pay per matched lead in this situation is limited by the overall cost models of our lenders, and our revenue earned per consumer can be adversely affected by the overall reduced demand for refinancing in a rising rate environment.

ITEM 8. *Financial Statements and Supplementary Data*

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of LendingTree, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of LendingTree, Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income (loss), of shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

As described in Notes 2 and 3 to the consolidated financial statements, the Company derives its revenue primarily from match fees and closing fees. Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied and promised services have transferred to the customer. The Company's services are generally transferred to the customer at a point in time. The Company recognized revenue of $1.1 billion for the year ended December 31, 2025.

The principal considerations for our determination that performing procedures relating to revenue recognition is a critical audit matter are a high degree of auditor effort in performing procedures and evaluating audit evidence related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process. These procedures also included, among others (i) evaluating certain revenue transactions by either (a) testing the issuance and settlement of invoices and credit memos, tracing transactions not settled to a detailed listing of accounts receivable, and testing the completeness and accuracy of certain data provided by management or (b) on a sample basis, by obtaining and inspecting source documents, such as contracts, evidence of satisfaction of the performance obligation, and payment receipts; and (ii) confirming outstanding customer invoice balances as of December 31, 2025, on a sample basis, and for confirmations not returned, obtaining and inspecting source documents, such as invoices, evidence of satisfaction of the performance obligation, and subsequent payment receipts.

/s/ PricewaterhouseCoopers LLP

Charlotte, North Carolina

March 9, 2026

We have served as the Company's auditor since 2012.

LENDINGTREE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2025	December 31, 2024
	(in thousands, except par value and share amounts)	
ASSETS:		
Cash and cash equivalents	$ 81,073	$ 106,594
Accounts receivable (net of allowance of $1,322 and $1,407, respectively)	110,582	97,790
Prepaid and other current assets	38,053	34,078
Total current assets	**229,708**	**238,462**
Property and equipment (net of accumulated depreciation of $28,387 and $33,375, respectively)	32,834	42,780
Operating lease right-of-use assets	31,655	52,557
Goodwill	381,539	381,539
Intangible assets, net	38,092	43,283
Deferred income tax assets	124,867	—
Equity investments (Note 7)	475	1,700
Other non-current assets	16,522	7,353
Total assets	**$ 855,692**	**$ 767,674**
LIABILITIES:		
Current portion of long-term debt	$ 3,926	$ 124,931
Accounts payable, trade	6,735	8,360
Accrued expenses and other current liabilities	126,803	107,185
Total current liabilities	**137,464**	**240,476**
Long-term debt	387,694	344,124
Operating lease liabilities	43,597	69,238
Deferred income tax liabilities	—	4,884
Other non-current liabilities	140	131
Total liabilities	**568,895**	**658,853**
Commitments and contingencies (Notes 14 and 15)		
SHAREHOLDERS' EQUITY:		
Preferred stock $.01 par value; 5,000,000 shares authorized; none issued or outstanding	—	—
Common stock $.01 par value; 50,000,000 shares authorized; 17,124,837 and 16,746,556 shares issued, respectively, and 13,769,371 and 13,391,090 shares outstanding, respectively	171	167
Additional paid-in capital	1,280,903	1,254,239
Accumulated deficit	(728,099)	(879,407)
Treasury stock; 3,355,466 and 3,355,466 shares, respectively	(266,178)	(266,178)
Total shareholders' equity	**286,797**	**108,821**
Total liabilities and shareholders' equity	**$ 855,692**	**$ 767,674**

The accompanying notes to consolidated financial statements are an integral part of these statements.

LENDINGTREE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,		
	2025	**2024**	**2023**
	(in thousands, except per share amounts)		
Revenue	**$ 1,117,324**	**$ 900,219**	**$ 672,502**
Costs and expenses:			
Cost of revenue *(exclusive of depreciation and amortization shown separately below)*	42,525	36,072	38,758
Selling and marketing expense	812,904	635,963	433,588
General and administrative expense	112,888	108,705	117,700
Product development	45,251	46,358	47,197
Depreciation	16,459	18,300	19,070
Amortization of intangibles	5,190	5,889	7,694
Goodwill impairment	—	—	38,600
Restructuring and severance	1,633	508	10,118
Litigation settlements and contingencies	15,661	3,797	388
Total costs and expenses	**1,052,511**	**855,592**	**713,113**
Operating income (loss)	**64,813**	**44,627**	**(40,611)**
Other (expense) income, net:			
Interest (expense) income, net	(46,787)	(27,849)	21,685
Other income (expense)	2,998	(54,162)	(105,993)
Income (loss) before income taxes	**21,024**	**(37,384)**	**(124,919)**
Income tax benefit (expense)	130,284	(4,320)	2,515
Net income (loss) and comprehensive income (loss)	**$ 151,308**	**$ (41,704)**	**$ (122,404)**
Weighted average shares outstanding:			
Basic	13,584	13,269	12,941
Diluted	14,062	13,269	12,941
Net income (loss) per share:			
Basic	$ 11.14	$ (3.14)	$ (9.46)
Diluted	$ 10.78	$ (3.14)	$ (9.46)

The accompanying notes to consolidated financial statements are an integral part of these statements.

LENDINGTREE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Total	Common Stock Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock Number of Shares	Amount
				(in thousands)			
Balance as of December 31, 2022	$ 207,940	16,167	$ 162	$ 1,189,255	$ (715,299)	3,355	$ (266,178)
Net loss and comprehensive loss	(122,404)	—	—	—	(122,404)	—	—
Non-cash compensation	39,682	—	—	39,682	—	—	—
Issuance of common stock for stock options, restricted stock awards and restricted stock units, net of withholding taxes	(1,087)	230	2	(1,089)	—	—	—
Other	1	—	—	1	—	—	—
Balance as of December 31, 2023	$ 124,132	16,397	$ 164	$ 1,227,849	$ (837,703)	3,355	$ (266,178)
Net loss and comprehensive loss	(41,704)	—	—	—	(41,704)	—	—
Non-cash compensation	28,579	—	—	28,579	—	—	—
Issuance of common stock for stock options, restricted stock awards and restricted stock units, net of withholding taxes	(2,186)	350	3	(2,189)	—	—	—
Balance as of December 31, 2024	$ 108,821	16,747	$ 167	$ 1,254,239	$ (879,407)	3,355	$ (266,178)
Net income and comprehensive loss	151,308	—	—	—	151,308	—	—
Non-cash compensation	29,457	—	—	29,457	—	—	—
Issuance of common stock for stock options, employee stock purchase plan, restricted stock awards and restricted stock units, net of withholding taxes	(2,789)	378	4	(2,793)	—	—	—
Balance as of December 31, 2025	$ 286,797	17,125	$ 171	$ 1,280,903	$ (728,099)	3,355	$ (266,178)

The accompanying notes to consolidated financial statements are an integral part of these statements.

LENDINGTREE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2025	2024	2023
	(in thousands)		
Cash flows from operating activities:			
Net income (loss) and comprehensive income (loss)	$ 151,308	$ (41,704)	$ (122,404)
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
(Gain) loss on impairments and disposal of assets	(71)	2,584	5,437
Amortization of intangibles	5,190	5,889	7,694
Depreciation	16,459	18,300	19,070
Non-cash compensation expense	29,457	28,579	39,682
Deferred income taxes	(129,751)	2,793	(4,692)
Bad debt expense	264	171	1,752
Amortization of debt issuance costs	1,609	2,168	3,137
Amortization of debt discount	498	331	—
Reduction in carrying amount of ROU asset, offset by change in operating lease liabilities	(1,926)	(2,839)	(4,404)
Gain on settlement of convertible debt	(266)	(9,035)	(48,562)
Loss on impairment of equity investments	1,225	58,376	114,504
Loss on impairment of goodwill	—	—	38,600
Loss on repayment of term loans	7,861	—	—
Changes in assets and liabilities:			
Accounts receivable	(13,056)	(43,007)	27,706
Prepaid and other assets	(13,586)	(4,747)	(2,977)
Accounts payable, accrued expenses and other current liabilities	19,990	44,581	(5,541)
Income taxes receivable	(2,166)	96	(140)
Other, net	64	(278)	(1,291)
Net cash provided by operating activities	**73,103**	**62,258**	**67,571**
Cash flows from investing activities			
Capital expenditures	(12,423)	(11,220)	(12,528)
Proceeds from the sale of fixed assets	2,497	—	—
Other investing activities	—	2	50
Net cash used in investing activities	**(9,926)**	**(11,218)**	**(12,478)**
Cash flows from financing activities			
Payments related to net-share settlement of stock-based compensation, net of proceeds from exercise of stock options	(2,789)	(2,186)	(1,088)
Proceeds from term loan	450,000	125,000	—
Repayment of term loan	(410,375)	(12,500)	(1,875)
Repayment and repurchase of 0.50% Convertible Senior Notes	(115,007)	(158,839)	(237,464)
Payment of revolver issuance costs	(1,432)	—	—
Payment of debt issuance costs	(5,095)	(4,300)	(1,580)
Payment of original issue discount on term loan	(4,000)	(3,125)	—
Other financing activities	—	(552)	1
Net cash used in financing activities	**(88,698)**	**(56,502)**	**(242,006)**
Net decrease in cash, cash equivalents, restricted cash and restricted cash equivalents	**(25,521)**	**(5,462)**	**(186,913)**
Cash, cash equivalents, restricted cash, and restricted cash equivalents at beginning of period	106,594	112,056	298,969
Cash, cash equivalents, restricted cash, and restricted cash equivalents at end of period	**$ 81,073**	**$ 106,594**	**$ 112,056**
Non-cash investing activities:			
Increase (decrease) in capital expenditures included in accounts payable and accrued expenses	$ (170)	$ 128	$ (377)
Supplemental cash flow information:			
Interest paid	$ 37,203	$ 38,203	$ 23,685
Income tax payments	1,772	1,676	1,283
Income tax refunds	238	220	100

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTE 1—ORGANIZATION

Company Overview

LendingTree, Inc. is the parent of LT Intermediate Company, LLC, which holds all of the outstanding ownership interests of LendingTree, LLC, and LendingTree, LLC owns several companies (collectively, "LendingTree" or the "Company").

LendingTree operates what it believes to be the leading online consumer platform that connects consumers with the choices they need to be confident in their financial decisions. The Company offers consumers tools and resources, including free credit scores, that facilitate comparison-shopping for mortgage loans, home equity loans and lines of credit, auto loans, credit cards, deposit accounts, personal loans, small business loans, insurance quotes and other related offerings. The Company primarily seeks to match in-market consumers with multiple providers on its marketplace who can provide them with competing quotes for loans, deposit products, insurance or other related offerings they are seeking. The Company also serves as a valued partner to lenders and other providers seeking an efficient, scalable and flexible source of customer acquisition with directly measurable benefits, by matching the consumer inquiries it generates with these providers.

The consolidated financial statements include the accounts of LendingTree and all its wholly-owned entities. Intercompany transactions and accounts have been eliminated.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission ("SEC").

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company derives its revenue primarily from match fees and closing fees. Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied and promised services have transferred to the customer. In identifying performance obligations, judgment is required around contracts where there was a possibility of bundled services and multiple parties. In applying judgment, the Company considers customer expectations of performance, materiality and the core principles of Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. The Company's services are generally transferred to the customer at a point in time.

Variable consideration is included in revenue if it is probable that a significant future reversal of cumulative revenue under the contract will not occur.

Revenue from Home products is primarily generated from upfront match fees paid by mortgage Network Partners that receive a loan request, and in some cases upfront fees for clicks or call transfers. Match fees and upfront fees for clicks and call transfers are earned through the delivery of loan requests that originated through the Company's websites or affiliates. The Company recognizes revenue at the time a loan request is delivered to the customer, provided that no significant obligations remain. The Company's contractual right to the match fee consideration is contemporaneous with the satisfaction of the performance obligation to deliver a loan request to the customer.

Revenue from Consumer products is generated by match and other upfront fees for clicks or call transfers, as well as from closing fees and approval fees. Closing fees are derived from lenders on certain auto loans, business loans, personal loans and student loans when the lender funds a loan with the consumer. Approval fees are derived from credit card issuers when the credit card consumer receives card approval from the credit card issuer. Upfront service fees and subscription fees were derived from consumers in the Company's credit services product. Upfront fees paid by consumers were recognized as revenue over the estimated time the consumer was expected to remain a customer and receive services. Subscription fees were recognized over the period a consumer was receiving services. As of the second quarter of 2023, the Company discontinued providing its credit services product to consumers and no longer receives upfront fees and subscription fees.

Under ASC Topic 606, the timing of recognizing revenue for closing fees and approval fees is accelerated to the point when a loan request or a credit card consumer is delivered to the customer, as opposed to when the consumer loan is closed by the lender or credit card approval is made by the issuer. The Company's contractual right to closing fees and approval fees is not contemporaneous with the satisfaction of the performance obligation to deliver a loan request or a credit card consumer to the customer. As such, the Company records a contract asset at each reporting period-end related to the estimated variable consideration on closing fees and approval fees for which the Company has satisfied the related performance obligation but are still pending the loan closing or credit card approval before the Company has a contractual right to payment. The current portion of the contract asset is recorded within prepaid expenses and other current assets and the non-current portion is recorded within other non-current assets on the consolidated balance sheets based on the expected timing of future closed loans or approvals by issuers. The closing fee on an original loan and approval estimate is based on the Company's historical closing rates and historical time between when a consumer request for a loan or credit card is delivered to the lender or card issuer and when the loan is closed by the lender or approved by the card issuer. The closing fee on a renewal loan is estimated using historical renewal and commission rates. The time between satisfaction of the Company's performance obligation and when the Company's right to consideration becomes unconditional varies across products but is generally less than 90 days for auto loans, personal loans, and credit card approvals. The time between satisfaction of the Company's performance obligation and when the Company's right to consideration becomes unconditional for small business loans is approximately 5 years.

Revenue from the Company's Insurance products is primarily generated from upfront match fees and upfront fees for website clicks or fees for calls. Match fees and upfront fees for clicks and call transfers are earned through the delivery of consumer requests that originated through the Company's websites or affiliates. The Company recognizes revenue at the time a consumer request is delivered to the customer, provided that no significant obligations remain. The Company's contractual right to the match fee consideration is contemporaneous with the satisfaction of the performance obligation to deliver a consumer request to the customer.

Our payment terms vary by customer and services offered. The term between invoicing and when payment is due is generally 30 days or less.

Sales commissions are incremental costs of obtaining contracts with customers. The Company expenses sales commissions when incurred as the duration of contracts with customers is less than one year, based on the right of either party to terminate the contract with less than one year's notice without compensation to either party. These costs are recorded within selling and marketing expense on the consolidated statements of operations and comprehensive income (loss).

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term, highly liquid money market investments with original maturities of three months or less.

Restricted Cash

Cash escrowed or contractually restricted for a specific purpose is designated as restricted cash.

Accounts Receivable

Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts.

The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time accounts receivable are past due, previous loss history, current and expected economic conditions and the specific customer's current and expected ability to pay its obligation. Accounts receivable are considered past due when they are outstanding longer than the contractual payment terms. Accounts receivable are written off when management deems them uncollectible.

A reconciliation of the beginning and ending balances of the allowance for doubtful accounts is as follows *(in thousands)*:

	Year Ended December 31,					
	2025		**2024**		**2023**	
Balance, beginning of the period	$	1,407	$	2,222	$	2,317
Charges to earnings		264		171		1,752
Write-off of uncollectible accounts receivable		(369)		(986)		(2,274)
Recoveries collected		20		—		56
Assets held for sale		—		—		371
Balance, end of the period	$	**1,322**	$	**1,407**	$	**2,222**

Segment Reporting

The Company has three reportable segments: Home, Consumer, and Insurance. Characteristics which were relied upon in making the determination of the reportable segments include the nature of the products, the organization's internal structure, and the information that is regularly reviewed by the chief operating decision maker, or CODM, for the purpose of assessing performance and allocating resources.

Property and Equipment

Property and equipment, including internally-developed software and significant improvements, are recorded at cost less accumulated depreciation. Due to the rapid advancements in technology and evolution of company products, all internally-developed software is written off at the end of its useful life. Repairs and maintenance and any gains or losses on dispositions are recognized as incurred in current operations.

Depreciation is recorded on a straight-line basis to allocate the cost of depreciable assets to operations over their estimated service lives. The following table presents the estimated useful lives for each asset category:

Asset Category	Estimated Useful Lives
Computer equipment and capitalized software	1 to 5 years
Leasehold improvements	Lesser of asset life or life of lease
Furniture and other equipment	7 years

Hosting Arrangement that is a Service Contract

Qualifying implementation costs incurred in a hosting arrangement that is a service contract are capitalized and deferred on a straight-line basis over the term of the hosting arrangement, which is typically one to five years. These costs are capitalized to prepaid and other current assets and other non-current assets on the balance sheet, and the associated amortization expense is included within general and administrative expense on the statement of operations and comprehensive income (loss). The majority of such capitalized implementation costs arise from internal and external labor associated with software development, described below.

Software Development Costs

Software development costs primarily include internal and external labor expenses incurred to develop the software that powers the Company's websites. Certain costs incurred during the application development stage are capitalized, either as property and equipment or as a hosting arrangement that is a service contract, based on specific activities tracked, while costs incurred during the preliminary project stage and post-implementation/operation stage are expensed as incurred. Capitalized software development costs are amortized over an estimated useful life of one to five years.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill acquired in business combinations is assigned to the reporting units that are expected to benefit from the combination as of the acquisition date. Goodwill and indefinite-lived intangible assets, consisting of certain trade names and trademarks, are not amortized. Rather, these assets are tested annually for impairment as of October 1, or more frequently upon the occurrence of certain events or substantive changes in circumstances.

As part of its annual impairment testing of goodwill and indefinite-lived intangible assets, in each instance, the Company may elect to assess qualitative factors as a basis for determining whether it is necessary to perform the traditional quantitative impairment testing. If the Company's assessment of these qualitative factors indicates that it is not more likely than not that the fair value of the reporting unit or indefinite-lived intangible asset is less than its carrying value, then no further testing is required. Otherwise, the goodwill reporting unit or long-lived intangible assets, as applicable, must be quantitatively tested for impairment.

The quantitative impairment test for goodwill involves a comparison of the fair value of a reporting unit with its carrying amount, including goodwill. The Company determines the fair value of its reporting units by using a market approach and a discounted cash flow ("DCF") analysis. Determining fair value using a DCF analysis and market analysis requires the exercise of significant judgments, including judgments about appropriate discount rates, revenue growth rates, marketing spend, direct operating expenses, the amount and timing of expected future cash flows, and market multiples. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The quantitative impairment test for indefinite-lived intangible assets involves a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the indefinite-lived intangible asset exceeds its estimated fair value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair value of indefinite-lived intangible assets are determined using a DCF valuation analysis that employs a relief-from-royalty methodology in estimating the fair value of trade names and trademarks. Significant judgments inherent in this analysis include the determination of royalty rates, discount rates, perpetual growth rates and the amount and timing of future revenues.

Results of the October 1, 2025, 2024 and 2023 qualitative annual impairment tests indicated that it is not more likely than not that the fair value of the goodwill and the indefinite-lived intangible assets were each less than their respective carrying values. Accordingly, no further testing was required.

Long-Lived Assets and Intangible Assets with Definite Lives

Long-lived assets include property and equipment, definite-lived intangible assets and operating lease right-of-use assets. Amortization of definite-lived intangible assets is recorded on a straight-line basis over their estimated lives.

Capitalized implementation costs incurred in a hosting arrangement that is a service contract are also allocated to and included within long-lived asset groups tested for recoverability.

Long-lived asset groups are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The carrying amount of a long-lived asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. If the carrying amount is deemed to not be recoverable, an impairment loss is recorded as the amount by which the carrying amount of the long-lived asset group exceeds its fair value.

At December 31, 2025 and 2024, the Company performed its review of impairment triggering events for long-lived asset groups and determined that a triggering event had not occurred.

Assets and Liabilities Held for Sale

The Company classifies assets or disposal groups to be sold as held for sale in the period in which all of the following criteria are met:

- Management, having the authority to approve the action, commits to a plan to sell the asset or disposal group;

- The asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups;

- An active program to locate a buyer and other actions required to complete the plan to sell the asset or disposal group have been initiated;

- The sale of the asset or disposal group is probable and transfer of the asset or disposal group is expected to qualify for recognition as a completed sale within one year, except if events or circumstances beyond the Company's control extend the period of time required to sell the asset or disposal group beyond one year;

- The asset or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and

• Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

A long-lived asset or disposal group that is classified as held for sale is initially measured at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held-for-sale criteria are met. Conversely, gains are not recognized on the sale of a long-lived asset or disposal group until the date of sale. The fair value of a long-lived asset or disposal group, less any costs to sell, is assessed each reporting period it remains classified as held for sale and any subsequent changes are reported as an adjustment to the carrying value of the asset or disposal group, as long as the new carrying value does not exceed the carrying value of the asset at the time it was initially classified as held for sale.

Equity Investments

The equity investments do not have a readily determinable fair value and, upon acquisition, the Company elected the measurement alternative to value its investments. Accordingly, the equity investments will be carried at cost less impairment, if any, and subsequently measured to fair value upon observable price changes in an orderly transaction for the identical or similar investments. Additionally, if a qualitative assessment identifies impairment indicators, then the equity investments must be evaluated for impairment and written down to its fair value, if it is determined that the fair value is less than the carrying value. Any gains or losses are included within other (expense) income in the consolidated statement of operations and comprehensive income.

Fair Value Measurements

The Company categorizes its assets and liabilities measured at fair value into a fair value hierarchy that prioritizes the assumptions used in pricing the asset or liability into the following three levels:

• **Level 1**: Observable inputs, such as quoted prices for identical assets and liabilities in active markets obtained from independent sources.

• **Level 2**: Other inputs that are observable directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs that are derived principally from or corroborated by observable market data.

• **Level 3**: Unobservable inputs for which there is little or no market data and which require the Company to develop its own assumptions, based on the best information available under the circumstances, about the assumptions market participants would use in pricing the asset or liability.

The Company's non-financial assets, such as goodwill, intangible assets and property and equipment are recorded at fair value upon acquisition. These assets are remeasured at fair value when there is an indicator of impairment and recorded at fair value only when an impairment charge is recognized. Such fair value measurements are based predominantly on Level 3 inputs.

Contingent consideration payments related to acquisitions are measured at fair value each reporting period using Level 3 unobservable inputs. The Company's estimates of fair value are based upon assumptions believed to be reasonable but which are uncertain and involve significant judgments by management. Any changes in the fair value of these contingent consideration payments are included in operating income in the consolidated statements of operations and comprehensive income (loss). At December 31, 2025, the Company had no outstanding contingent consideration arrangements.

Cost of Revenue

Cost of revenue consists primarily of expenses associated with compensation and other employee-related costs (including stock-based compensation) related to internally-operated customer call centers, third-party customer call center fees, credit scoring fees, credit card fees, website network hosting and server fees.

Product Development

Product development expense consists primarily of compensation and other employee-related costs (including stock-based compensation), as well as third-party labor costs that are not capitalized, for employees and consultants engaged in the design, development, testing and enhancement of technology.

Advertising and Promotional Expense

Advertising and promotional costs are expensed in the period incurred (except for production costs which are initially capitalized and then recognized as expense when the advertisement first runs) and principally represent offline costs, including television, print and radio advertising, and online advertising costs, including fees paid to search engines and distribution partners. Advertising and promotional expense was $770.7 million, $595.9 million and $391.6 million for the years ended December 31, 2025, 2024 and 2023, respectively, and is included in selling and marketing expense on the consolidated statements of operations and comprehensive income (loss).

Income Taxes

Income taxes are accounted for under the liability method and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In estimating future tax consequences, all expected future events are considered. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. Interest is recorded on potential tax contingencies as a component of income tax expense and recorded net of any applicable related income tax benefit.

In accordance with the accounting standard for uncertainty in income taxes, liabilities for uncertain tax positions are recognized based on the two-step process prescribed by the accounting standards. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

Stock-Based Compensation

The forms of stock-based awards granted to LendingTree employees are principally restricted stock units ("RSUs"), RSUs with performance conditions, stock options, and employee stock purchases related to the Employee Stock Purchase Plan ("Employee Stock Purchase Rights"). Further, stock options with market conditions, restricted stock awards ("RSAs") with performance conditions and RSAs with market conditions have been granted to the Company's current or former Chief Executive Officer. RSUs are awards in the form of units, denominated in a hypothetical equivalent number of shares of LendingTree common stock and with the value of each award equal to the fair value of LendingTree common stock at the date of grant. RSUs may be settled in cash, stock or both, as determined by the Company's Compensation Committee at the time of grant. The Company does not have a history of settling these awards in cash. Each stock-based award is subject to service-based vesting, where a specific period of continued employment must pass before an award vests. The Compensation Committee can modify the vesting provisions of an award. Certain awards also include performance-based vesting, where certain performance targets set at the time of grant must be achieved before an award vests.

LendingTree recognizes as expense non-cash compensation for all stock-based awards for which vesting is considered probable. Forfeitures are recognized when they occur.

For service-based awards, non-cash compensation is measured at fair value on the grant date and expensed ratably over the vesting term. The fair value of stock option awards without a market condition and Employee Stock Purchase Rights are typically estimated using the Black-Scholes option pricing model, while the fair value of an RSU or RSA is measured as the closing common stock price at the time of grant. For performance-based grants, the fair value is measured on the grant date and recognized as non-cash compensation expense, considering the probability of the targets being achieved. Performance-based grants with a market condition are typically valued using a Monte Carlo simulation model. Non-cash compensation expense for single cliff-vesting grants with a market condition are recognized on a straight-line basis, while graded-vesting grants with a market condition use graded vesting expense attribution.

Excess tax benefits and deficiencies that arise due to the difference in the measure of stock compensation and the amount deductible for tax purposes are recorded in income tax expense within the consolidated statement of operations and comprehensive income (loss), and are classified as a component of operating cash flows within the consolidated statements of cash flows.

Litigation Settlements and Contingencies

Litigation settlements and contingencies consists of expenses related to actual or anticipated litigation settlements.

The Company is involved in legal proceedings on an ongoing basis. If the Company believes that a loss arising from such matters is probable and can be reasonably estimated, the estimated liability is accrued in the consolidated financial statements. If only a range of estimated losses can be determined, an amount within the range is accrued that, in the Company's judgment, reflects the most likely outcome; if none of the estimates within that range is a better estimate than any other amount, the low end of the range is accrued. For those proceedings in which an unfavorable outcome is reasonably possible but not probable, an estimate of the reasonably possible loss or range of losses or a conclusion that an estimate of the reasonably possible loss or range of losses arising directly from the proceeding (i.e., monetary damages or amounts paid in judgment or settlement) are not material is disclosed. Legal expenses associated with these matters are recognized as incurred.

Accounting Estimates

Management is required to make certain estimates and assumptions during the preparation of the consolidated financial statements in accordance with GAAP. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. They also impact the reported amount of net earnings during any period. Actual results could differ from those estimates.

Significant estimates underlying the accompanying consolidated financial statements include: the recoverability of long-lived assets, goodwill and intangible assets; the determination of income taxes payable and deferred income taxes, including related valuation allowances; litigation accruals; contract assets; various other allowances, reserves and accruals; assumptions related to the determination of stock-based compensation; and the determination of right-of-use assets and lease liabilities.

Certain Risks and Concentrations

LendingTree's business is subject to certain risks and concentrations including dependence on third-party technology providers, exposure to risks associated with online commerce security and credit card fraud.

Financial instruments, which potentially subject the Company to concentration of credit risk at December 31, 2025, consist primarily of cash and cash equivalents and accounts receivable, as disclosed in the consolidated balance sheet. Cash and cash equivalents are in excess of Federal Deposit Insurance Corporation insurance limits but are maintained with quality financial institutions of high credit. The Company requires certain Network Partners to maintain security deposits with the Company, which, in the event of non-payment, would be applied against any accounts receivable outstanding.

Due to the nature of the mortgage lending industry, interest rate fluctuations may negatively impact future revenue from the Company's marketplace.

For the year ended December 31, 2025, one network partner accounted for 27% of total consolidated revenue, all of which was recorded within the Insurance segment. For the year December 31, 2024, two network partners accounted for 22% and 11%, respectively, of total consolidated revenue, all of which was recorded within the Insurance segment. For the year ended December 31, 2023 there were no network partners accounting for more than 10% of total revenue.

Lenders and lead purchasers participating on the Company's marketplace can offer their products directly to consumers through brokers, mass marketing campaigns or through other traditional methods of credit distribution. These lenders and lead purchasers can also offer their products online, either directly to prospective borrowers, through one or more online competitors, or both. If a significant number of potential consumers are able to obtain loans and other products from Network Partners without utilizing the Company's services, the Company's ability to generate revenue may be limited. Because the Company does not have exclusive relationships with the Network Partners whose loans and other financial products are offered on its online marketplace, consumers may obtain offers from these Network Partners without using its service.

Other than a support services office in India, the Company's operations are geographically limited to and dependent upon the economic condition of the United States.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07 which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. This ASU is effective for annual periods beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024. An entity should adopt the guidance as of the beginning of the earliest period presented. The Company adopted this ASU on December 31, 2024. *See* Note 19—Segment Information for further information.

In December 2023, the FASB issued ASU 2023-09 which expands annual disclosure requirements for income taxes, primarily through disclosure about disaggregated information about an entity's effective tax rate reconciliation and information on income taxes paid. This ASU is effective for annual periods beginning after December 15, 2024. The Company adopted this ASU on December 31, 2025 and elected to apply the guidance on a prospective basis. *See* Note 12—Income Taxes for further information.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03 which requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted, including adoption in interim periods. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05 which provides a practical expedient permitting an entity to assume that conditions at the balance sheet date do not change for the remaining life of the asset when estimating expected credit losses for current classified accounts receivable and contract assets. This ASU is effective for annual reporting periods beginning after December 15, 2025, including interim periods within those fiscal years. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The guidance in this ASU is to be applied on a prospective basis. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06 for targeted improvements to the accounting for internal-use software. The amendments modernize guidance to consider different methods of software development, updating the requirements for capitalization of software costs. This ASU is effective for annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-11 which clarifies interim disclosure requirements in order to improve the consistency, clarity and navigability of interim financial statements. This ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The guidance in this ASU can be applied either on a prospective or a retrospective basis. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements.

NOTE 3—REVENUE

Revenue is as follows *(in thousands)*:

		Year Ended December 31,				
		2025		**2024**		**2023**
Revenue:						
Home	$	151,764	$	128,854	$	143,753
Personal loans		114,441		101,412		100,124
Other Consumer		138,929		121,050		178,821
Consumer		253,370		222,462		278,945
Insurance		711,880		548,704		249,605
Other		310		199		199
Total revenue	$	**1,117,324**	$	**900,219**	$	**672,502**

The total contract asset related to estimated variable consideration was $33.5 million and $20.5 million on December 31, 2025 and 2024, respectively. At December 31, 2025, $22.5 million was included in prepaid and other current assets on the consolidated balance sheet.

As the contract liability was in the Ovation business that was closed during 2023, there is no contract liability in the accompanying balance sheets. During 2023, the Company recognized revenue of $0.9 million that was included in the contract liability balance at December 31, 2022.

Revenue recognized in any reporting period includes estimated variable consideration for which the Company has satisfied the related performance obligations but are still pending the occurrence or non-occurrence of a future event outside the Company's control (such as lenders providing loans to consumers or credit card approvals of consumers) before the Company has a contractual right to payment. The Company recognizes increases or decreases to such revenue from prior periods. The Company recognized an increase for closing and approval fees of $0.4 million to such revenue from prior periods in 2025, an increase of $0.4 million to such revenue in 2024, and an immaterial increase to such revenue from prior periods in in 2023.

NOTE 4—PROPERTY AND EQUIPMENT

The balance of property and equipment, net is as follows *(in thousands)*:

		December 31, 2025		December 31, 2024
Computer equipment and capitalized software	$	29,605	$	32,415
Leasehold improvements		24,052		29,206
Furniture and other equipment		5,626		6,864
Aircraft		—		2,598
Projects in progress		1,938		5,072
Total gross property and equipment		**61,221**		**76,155**
Accumulated depreciation		(28,387)		(33,375)
Total property and equipment, net	$	**32,834**	$	**42,780**

Unamortized capitalized software development costs recorded in property and equipment, whether in service or under development, are $13.7 million and $15.1 million at December 31, 2025 and 2024, respectively. Capitalized software development depreciation expense was $12.3 million, $13.5 million and $13.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Long-lived assets located outside the United States, the Company's country of domicile, were immaterial at December 31, 2025 and December 31, 2024.

NOTE 5—HOSTING ARRANGEMENTS

The balance of capitalized implementation costs incurred in a hosting arrangement that is a service contract, which are recorded within prepaid and other current assets and other non-current assets, is as follows *(in thousands)*:

	December 31, 2025		December 31, 2024	
	Current portion	**Non-current portion**	**Current portion**	**Non-current portion**
Capitalized implementation costs	$ 3,067	$ 5,910	$ 2,631	$ 5,745
Projects in progress	83	166	470	940
Total gross	**3,150**	**6,076**	**3,101** $	**6,685**
Accumulated amortization	(821)	(2,875)	(1,191)	(2,453)
Total net	$ **2,329**	$ **3,201**	$ **1,910**	$ **4,232**

Amortization expense included within general and administrative expense on the consolidated statement of operations and comprehensive income (loss) associated with these capitalized implementation costs was $3.6 million, $3.8 million and $3.5 million for the years ended December 31, 2025, 2024 and 2023, respectively.

NOTE 6—GOODWILL AND INTANGIBLE ASSETS

The balance of goodwill, net is as follows *(in thousands)*:

	Goodwill	Accumulated Impairment Loss	Net Goodwill
Balance at December 31, 2023	$ **903,227**	$ **(521,688)** $	**381,539**
Changes in goodwill	—	—	—
Balance at December 31, 2024	$ **903,227**	$ **(521,688)** $	**381,539**
Changes in goodwill	—	—	—
Balance at December 31, 2025	$ **903,227**	$ **(521,688)** $	**381,539**

The balance of intangible assets, net is as follows *(in thousands)*:

	December 31, 2025	December 31, 2024
Intangible assets with indefinite lives	$ 10,142	$ 10,142
Intangible assets with definite lives, net	27,950	33,141
Total intangible assets, net	$ **38,092**	$ **43,283**

Goodwill and Indefinite-Lived Intangible Assets

The Company's goodwill at December 31, 2025 consists of $59.3 million associated with the Home reporting unit, $166.1 million associated with the Consumer reporting unit, and $156.1 million associated with the Insurance reporting unit.

During the third quarter of 2023, the Company's market capitalization declined significantly compared to the second quarter of 2023. The closing stock price on September 29, 2023 was $15.50 reflecting a market capitalization below the Company's book value. In addition, the effects of the challenging interest rate environment, low for-sale home inventories and the rise in home prices in the Home reporting unit and consumer price inflation negatively impacting carrier underwriting in the Insurance reporting unit continued to provide revenue headwinds. Based on these factors, it was concluded that a triggering event had occurred and an interim quantitative impairment test was performed as of September 30, 2023. Upon completing the quantitative goodwill impairment test, the Company concluded that the carrying value of the Insurance reporting unit exceeded its fair value which resulted in a goodwill impairment charge of $38.6 million. The fair value of the Home and Consumer reporting units exceeded their carrying amounts, indicating no goodwill impairment. The fair values of each reporting unit were determined using a combination of the income approach and the market approach valuation methodologies.

The Company will continue to monitor each of the reporting units and the impact of business or economic changes on the fair value of the reporting unit. Changes in the timing of the recovery of the mortgage business, inflation, interest rates and other changes in current expectations could cause an impairment to the Insurance, Mortgage, or Consumer reporting units.

Intangible assets with indefinite lives relate to the Company's trademarks.

Intangible Assets with Definite Lives

Intangible assets with definite lives relate to the following *(dollars in thousands)*:

	Weighted Average Amortization Life	Cost		Accumulated Amortization		Net	
Customer lists	*13.7 years*	$	69,100	$	(41,150)	$	27,950
Balance at December 31, 2025		**$**	**69,100**	**$**	**(41,150)**	**$**	**27,950**

	Weighted Average Amortization Life	Cost		Accumulated Amortization		Net	
Customer lists	*13.6 years*	$	69,700	$	(36,559)	$	33,141
Balance at December 31, 2024		**$**	**69,700**	**$**	**(36,559)**	**$**	**33,141**

During 2025 a customer list became fully amortized, reducing the cost and accumulated amortization in the table above.

 In the fourth quarter of 2024, the Company made the decision to cease offering its student loan products. An impairment charge of $1.4 million was recorded in the fourth quarter of 2024 associated with student loan customer list intangible assets with an original cost of $6.4 million

Amortization of intangible assets with definite lives is computed on a straight-line basis and, based on balances as of December 31, 2025, future amortization is estimated to be as follows *(in thousands)*:

	Amortization Expense	
Year ending December 31, 2026	$	5,092
Year ending December 31, 2027		4,948
Year ending December 31, 2028		4,539
Year ending December 31, 2029		2,767
Year ending December 31, 2030		2,767
Thereafter		7,837
Total intangible assets with definite lives, net	**$**	**27,950**

NOTE 7—EQUITY INVESTMENTS

On February 28, 2020, the Company acquired an equity interest in Stash Financial, Inc. ("Stash") for $80.0 million. On January 6, 2021, the Company acquired an additional equity interest for $1.2 million. Stash is a consumer investing and banking platform. Stash brings together banking, investing, and financial services education into one seamless experience offering a full suite of personal investment accounts, traditional and Roth IRAs, custodial investment accounts, and banking services, including checking accounts and debit cards with a Stock-Back® rewards program.

On October 18, 2021, the Company entered into a stock transfer agreement with third parties to sell a portion of its Stash equity securities for $46.3 million with a cost basis of $18.4 million. The Company recorded a realized gain of $27.9 million based on the sale of Stash equity securities under the stock transfer agreement. In 2021, the Company recorded a net unrealized gain on the investment in Stash of $95.4 million as a result of an adjustment to the fair value of the Stash equity securities based on observable market events.

In the third quarter of 2023, the Company determined there was an impairment indicator related to its Stash investment and performed a valuation of the investment. Based on the valuation, the Company determined the estimated fair value was below the carrying value of the investment and recorded an impairment charge of $113.1 million. The Company determined the fair value by using a market approach and a DCF analysis. Determining the fair value using a DCF analysis and a market analysis requires the exercise of significant judgments, including judgments about the appropriate discount rate, perpetual growth rates, including short-term revenue and EBITDA, the amount and timing of expected future cash flows, and the revenue exit multiple.

In the third quarter of 2024, the Company was informed that Stash executed a term sheet for additional funding. As a result, the Company determined there was an impairment indicator related to its Stash investment and performed a valuation of the investment. The Company determined the fair value by predominately modeling its value of the investment based on the new funding terms utilizing an option pricing model. Based on the valuation of the Stash investment, the Company determined the estimated fair value was below the carrying value of the investment and recorded an impairment charge of $43.4 million. Determining the fair value using the new funding terms requires the exercise of significant judgments, including judgments about the appropriate volatility, risk-free rate of return, time to expiration and liquidation preferences.

In the second quarter of 2025, the Company recorded an impairment of $1.2 million on its investment in Stash.

As of December 31, 2025, the carrying value of the Company's investment in Stash was $0.5 million.

In January 2022, the Company acquired an equity interest in EarnUp Inc. ("EarnUp") for $15.0 million. EarnUp is a consumer-first mortgage payment platform that intelligently automates loan payment scheduling and helps consumers better manage their money and improve their financial well-being.

In the third quarter of 2024, the Company determined there was an impairment indicator related to its EarnUp investment and recorded an impairment charge of $15.0 million.

In the second quarter of 2023, the Company recorded an impairment charge of $1.4 million on one of its investment in equity securities.

These impairments are included within other income on the consolidated statement of operations and comprehensive income.

NOTE 8—ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following *(in thousands)*:

	December 31, 2025		December 31, 2024
Accrued advertising expense	$ 69,250	$	59,381
Accrued compensation and benefits	25,707		23,504
Accrued professional fees	1,141		1,311
Customer deposits and escrows	8,114		7,673
Current lease liabilities	4,394		5,799
Accrued contingencies	13,001		3,868
Other	5,196		5,649
Total accrued expenses and other current liabilities	**$ 126,803**	**$**	**107,185**

NOTE 9—LEASES

The Company is a lessee to leases of corporate offices and certain office equipment. The majority of leases for corporate offices include one or more options to renew, with renewal terms ranging from two to five years. These renewal options have not been included in the calculation of right-of-use assets and lease liabilities, as the Company is not reasonably certain of the exercise of these renewal options. The Company used its incremental borrowing rate to calculate the right-of-use asset and lease liability for each lease.

As of December 31, 2025, right-of-use assets totaled $31.7 million and lease liabilities, the current portion of which is included in accrued expenses and other current liabilities in the accompanying balance sheet, totaled $48.0 million. At December 31, 2024, right-of-use assets totaled $52.6 million and lease liabilities totaled $75.0 million.

Lease expense, which is included in general and administrative expense on the accompanying consolidated statements of operations and comprehensive income (loss), consists of the following *(in thousands)*:

	Year Ended December 31,		
	2025	**2024**	**2023**
Operating lease cost	$ 7,954	$ 8,515	$ 9,506
Short-term lease cost	69	41	26
Total lease cost	**$ 8,023**	**$ 8,556**	**$ 9,532**

Weighted average remaining lease term and discount rate for operating leases are as follows:

	December 31, 2025	**December 31, 2024**	**December 31, 2023**
Weighted average remaining lease term	10.2 years	11.1 years	11.6 years
Weighted average discount rate	8.2 %	5.1 %	5.0 %

Supplemental cash flow information related to leases is as follows *(in thousands)*:

	Year Ended December 31,		
	2025	**2024**	**2023**
Net cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 9,879	$ 11,355	$ 13,705
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 84	$ 17	$ 861

Maturities of lease liabilities as of December 31, 2025 are as follows *(in thousands)*:

	Operating Leases
Year ending December 31, 2026	$ 8,186
Year ending December 31, 2027	6,448
Year ending December 31, 2028	6,017
Year ending December 31, 2029	6,176
Year ending December 31, 2030	6,339
Thereafter	39,856
Total lease payments	**73,022**
Less: Interest	25,031
Present value of lease liabilities	**$ 47,991**

NOTE 10—EARNINGS PER SHARE and SHAREHOLDERS' EQUITY

Basic net income (loss) per share attributable to common shareholders is calculated by dividing net income (loss) by the weighted-average number of shares of common stock outstanding for the period. Diluted net income (loss) per share is calculated by dividing net income (loss), adjusted on an if-converted basis for the period, by the weighted-average number of shares outstanding and potentially dilutive common stock outstanding during the period.

The following table presents the calculation of basic and diluted net income (loss) per share for the periods presented *(in thousands, except per share amounts)*:

	Year Ended December 31,		
	2025	2024	2023
Numerator:			
Net income (loss)	$ 151,308	$ (41,704)	$ (122,404)
Add back interest expense, net of tax attributable to assumed conversion of convertible senior notes	234	—	—
Net income (loss) attributable to common stockholders-diluted	$ 151,542	$ (41,704)	$ (122,404)
Weighted average basic common shares	13,584	13,269	12,941
Effect of stock options	—	—	—
Effect of dilutive share awards	358	—	—
Dilutive effect of assumed conversion of convertible senior notes	120	—	—
Weighted average diluted common shares	14,062	13,269	12,941
Net income (loss) attributable to common shareholders-basic	$ 11.14	$ (3.14)	$ (9.46)
Net income (loss) attributable to common shareholders-diluted	$ 10.78	$ (3.14)	$ (9.46)

For the year ended December 31, 2025 the weighted average shares that were anti-dilutive included options to purchase 0.8 million shares of common stock and an immaterial amount of restricted stock units.

For the year ended December 31, 2024, the Company had a net loss and, as a result, no potentially dilutive securities were included in the denominator for computing diluted loss per share, because the impact would have been anti-dilutive. Accordingly, the weighted average basic shares outstanding was used to compute loss per share. Approximately 0.2 million shares related to potentially dilutive securities were excluded from the calculation of diluted loss per share for the year ended December 31, 2024 because their inclusion would have been anti-dilutive. For the year ended December 31, 2024 the weighted average shares that were anti-dilutive included options to purchase 0.9 million shares of common stock and an immaterial amount of restricted stock units.

For the year ended December 31, 2023, the Company had a net loss and, as a result, no potentially dilutive securities were included in the denominator for computing diluted loss per share, because the impact would have been anti-dilutive. Accordingly, the weighted average basic shares outstanding was used to compute loss per share. An immaterial amount of shares related to potentially dilutive securities were excluded from the calculation of diluted loss per share for the year ended December 31, 2023 because their inclusion would have been anti-dilutive. For the year ended December 31, 2023, the weighted average shares that were anti-dilutive, and therefore excluded from the calculation of diluted income per share, included options to purchase 1.2 million shares of common stock and 0.5 million restricted stock units.

The convertible notes and the warrants issued by the Company could have been converted into the Company’s common stock, subject to certain contingencies. These convertible notes were settled in 2025 and the warrants have expired and are no longer outstanding. *See* Note 13—Debt for additional information. The if-converted method is used for diluted net income per share calculation of our convertible notes.

Approximately 0.6 million shares related to the potentially dilutive shares of the Company's common stock associated with the 0.50% Convertible Senior Notes due July 15, 2025 were excluded from the calculation of diluted loss per share for the year ended December 31, 2024 because their inclusion would have been anti-dilutive. Approximately 1.2 million shares related to the potentially dilutive shares of the Company's common stock associated with the 0.50% Convertible Senior Notes due July 15, 2025 were excluded from the calculation of diluted loss per share for the year ended December 31, 2023 because their

inclusion would have been anti-dilutive. Shares of the Company's stock associated with warrants issued by the Company in 2020 were excluded from the calculation of diluted income (loss) per share for the years ended December 31, 2025, 2024, and 2023 because their inclusion would have been anti-dilutive.

See Note 11—Stock-Based Compensation for a full description of outstanding equity awards.

Equity Distribution Agreement

In July 2024, the Company entered into an Equity Distribution Agreement in connection with the establishment of an ATM Equity Program under which the Company may sell up to an aggregate of $50.0 million of shares of the Company's common stock. No sales were made under the Equity Distribution Agreement during the years ended December 31, 2025 and 2024.

Common Stock Repurchases

The Company has a plan authorized for the repurchase of LendingTree's common stock. The Company did not purchase shares of its common stock during the years ended December 31, 2025, 2024, and 2023. At December 31, 2025, $96.7 million remains authorized for share repurchase.

NOTE 11—STOCK-BASED COMPENSATION

The Company currently has two active plans; the LendingTree 2023 Stock Plan (the "Equity Award Plan") and the LendingTree 2023 Inducement Grant Plan (the "Inducement Plan"), under which future awards may be granted. The Equity Award Plan currently covers outstanding stock options to acquire shares of the Company's common stock, restricted stock, restricted stock with performance conditions, RSUs and RSUs with performance conditions, and provides for the future grants of these and other equity awards. Under the Equity Award Plan and the Inducement Plan, the Company is authorized to grant stock options, restricted stock, RSUs, and other equity-based awards for up to 3.1 million and 0.1 million, respectively, of LendingTree shares of common stock to employees, and, under the Equity Plan only, to non-employee consultants and directors.

The Equity Award Plan and Inducement Plan each have a stated term of ten years and provides that the exercise price of stock options granted will not be less than the market price of the common stock on the grant date. The Equity Award Plan and Inducement Plan do not specify grant dates or vesting schedules, as those determinations are delegated to the Compensation Committee of the board of directors. Each grant agreement reflects the vesting schedule for that particular grant, as determined by the Compensation Committee. The Compensation Committee has the authority to modify the vesting provisions of an award.

Non-cash compensation related to equity awards is included in the following line items in the accompanying consolidated statements of operations and comprehensive income (loss) *(in thousands)*:

	Year Ended December 31,		
	2025	**2024**	**2023**
Cost of revenue	$ 173	$ 297	$ 396
Selling and marketing expense	2,637	3,303	5,267
General and administrative expense	23,672	20,478	25,180
Product development	2,720	4,501	6,333
Restructuring and severance	255	—	2,506
Total non-cash compensation	**$ 29,457**	**$ 28,579**	**$ 39,682**

In 2025, non-cash compensation within general and administrative expense includes $5.8 million of expense due to the acceleration of certain equity awards associated with our previous Founder and Chief Executive Officer.

For the years ended December 31, 2025, 2024, and 2023, the Company recognized $3.4 million, $4.7 million, and $7.4 million, respectively, of income tax benefit, including state taxes, related to non-cash compensation. Additionally, for the year ended December 31, 2025, 2024, and 2023 the Company recognized excess tax expense of $0.9 million, $4.4 million, and $7.8 million, respectively.

Stock Options

A summary of changes in outstanding stock options is as follows:

	Number of Options		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term		Aggregate Intrinsic Value[a]
			(per option)	*(in years)*		*(in thousands)*
Outstanding at December 31, 2024	371,386	$	226.17			
Granted	—		—			
Exercised	—		—			
Forfeited	—		—			
Expired	(11,909)		144.89			
Outstanding at December 31, 2025	359,477	$	228.86	2.51	$	—
Options exercisable	359,477	$	228.86	2.51	$	—

(a) The aggregate intrinsic value represents the total pre-tax intrinsic value (the difference between the Company's closing stock price of $53.09 on the last trading day of 2025 and the exercise price, multiplied by the number of shares covered by in-the-money options) that would have been received by the option holder had the option holder exercised these options on December 31, 2025. The intrinsic value changes based on the market value of the Company's common stock.

As of December 31, 2025, there was no unrecognized compensation cost related to stock options.

Upon exercise, the intrinsic value represents the pre-tax difference between the Company's closing stock price on the exercise date and the exercise price, multiplied by the number of stock options exercised. During the years ended December 31, 2025 and 2023, there were no stock options exercised. During the year ended December 31, 2024, the total intrinsic value of stock options that were exercised was $4.2 million. Cash received from stock option exercises was $1.4 million and there was no related actual tax benefit realized due to the valuation allowance against net deferred tax assets for the year ended December 31, 2024.

During the years ended December 31, 2025, 2024, and 2023 there were no stock options granted.

During the years ended December 31, 2025, 2024 and 2023, the total grant date fair value of options vested was $5.7 million, $6.0 million and $11.9 million, respectively.

Stock Options with Market Conditions

A summary of changes in outstanding stock options with market conditions at target is as follows:

	Number of Options with Market Conditions		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term		Aggregate Intrinsic Value[a]
			(per option)	*(in years)*		*(in thousands)*
Outstanding at December 31, 2024	699,312	$	227.74			
Granted	—		—			
Exercised	—		—			
Forfeited	—		—			
Expired	(217,643)		300.00			
Outstanding at December 31, 2025	481,669	$	195.10	0.78	$	—
Options exercisable	481,669	$	195.10	0.78	$	—

(a) The aggregate intrinsic value represents the total pre-tax intrinsic value (the difference between the Company's closing stock price of $53.09 on the last trading day of 2025 and the exercise price, multiplied by the number of shares covered by in-the-money options) that would have been received by the option holder had the option holder exercised these options on December 31, 2025. The intrinsic value changes based on the market value of the Company's common stock.

As of December 31, 2025, there was no unrecognized compensation cost related to stock options with market conditions.

No stock options with market conditions were granted in 2023, 2024 or 2025.

In December 2020, the Company granted graded-vesting stock options with a market condition to its former Chairman and Chief Executive Officer at a premium exercise price of $300, representing an approximate 25% premium over the closing market price of LendingTree's common stock on the date of grant. The performance measurement period ended on March 31, 2025 and the target number of shares expired, as reflected in the table above.

As of December 31, 2025, no additional performance-based nonqualified stock options with a market condition had been earned.

Restricted Stock Units

A summary of changes in outstanding nonvested RSUs is as follows:

	RSUs	
	Number of Units	**Weighted Average Grant Date Fair Value**
		(per unit)
Nonvested at December 31, 2024	**569,460**	**$ 46.37**
Granted [a]	561,615	42.31
Vested	(369,294)	50.21
Forfeited	(41,321)	41.29
Nonvested at December 31, 2025	**720,460**	**$ 41.50**

(a) The grant date fair value per share of the RSUs is calculated as the closing market price of LendingTree's common stock at the time of grant.

As of December 31, 2025, there was approximately $19.6 million of unrecognized compensation cost related to RSUs. These costs are expected to be recognized over a weighted-average period of approximately 1.7 years.

The total fair value of RSUs that vested during the years ended December 31, 2025, 2024, and 2023 was $16.3 million, $10.8 million and $6.9 million, respectively.

Restricted Stock Units with Market Conditions

A summary of changes in outstanding nonvested RSUs with market conditions is as follows:

	RSUs with Market Conditions (a)	
	Number of Units	Weighted Average Grant Date Fair Value
		(per unit)
Nonvested at December 31, 2024	**46,000**	**$ 35.24**
Granted	145,000	36.46
Vested	(60,527)	35.66
Forfeited	(51,473)	33.34
Nonvested at December 31, 2025	**79,000**	**$ 38.39**

(a) During the year ended December 31, 2025, the Company granted RSUs with market conditions that will vest if the Company's 90 trading day average closing stock prices equals or exceeds certain price hurdles ($60.00, $75.00 and $90.00) during the performance period of March 10, 2025 to March 10, 2029, and granted RSUs with market conditions that will vest if the Company's 90 trading day average closing stock prices equals or exceeds certain price hurdles ($75.00 and $90.00) during the performance period of December 31, 2025 to December 31, 2028. Upon achievement of each price hurdle, one-half of the awards will vest upon the later of the achievement date or the one-year anniversary of the grant date, and the other half of the awards will vest on the first anniversary of the achievement date.

For purposes of determining stock-based compensation expense, the weighted average grant date fair value per share of the RSUs with market conditions was estimated using the Monte Carlo simulation model, which requires the use of various key assumptions.

	Year Ended December 31,	
	2025	2024
Expected term [1]	3.00 - 4.00 years	5.00 years
Expected volatility [2]	74.09% - 75.11%	68.06%
Risk-free interest rate [3]	3.52% - 3.91%	4.13%
Expected dividend [4]	—	—

(1) The expected term of RSUs with market conditions granted was calculated using the respective performance period plus any time-based vesting requirement.

(2) The expected volatility rate is based on the historical volatility of the Company's common stock.

(3) The risk-free interest rate is specific to the date of grant. The risk-free interest rate is based on U.S. Treasury yields for notes with comparable expected terms as the awards in effect at the grant date.

(4) For all RSUs with market conditions granted, no dividends are expected to be paid over the contractual term of the stock options, resulting in a zero expected dividend rate.

As of December 31, 2025, there was approximately $2.6 million of unrecognized compensation cost related to RSUs with market conditions. These costs are expected to be recognized over a weighted-average period of approximately 2.6 years.

The total fair value of RSUs with market conditions that vested during the years ended December 31, 2025 and 2024 was $3.5 million and $1.2 million, respectively.

Employee Stock Purchase Plan

The Company has an employee stock purchase plan ("ESPP"), under which a total of 262,731 shares of the Company's common stock were reserved for issuance. The ESPP is a tax-qualified plan under Section 423 of the Internal Revenue Code. Under the terms of the ESPP, eligible employees are granted options to purchase shares of the Company's common stock at

85% of the lesser of (1) the fair market value at time of grant or (2) the fair market value at time of exercise. The offering periods and purchase periods are typically 6-month periods ending on June 30 and December 31 of each year.

During the year ended December 31, 2025, 42,270 shares were purchased under the ESPP at a weighted average purchase price of $31.97 per share, resulting in cash proceeds of $1.4 million. During the year ended December 31, 2024, 45,690 shares were purchased under the ESPP at a weighted average purchase price of $28.10 per share, resulting in cash proceeds of $1.3 million. During the year ended December 31, 2023, 64,549 shares were purchased under the ESPP at a weighted average price of $19.03 per share, resulting in cash proceeds of $1.2 million. As of December 31, 2025 and 2024, 74,304 and 116,574 shares, respectively, were available for issuance under the ESPP.

For the years ended December 31, 2025, 2024 and 2023, the Company granted Employee Stock Purchase Rights to certain employees with a weighted average grant date fair value per share of $14.00, $12.68 and $8.51, respectively, calculated using the Black-Scholes option pricing model. For purposes of determining stock-based compensation expense, the grant date fair value per share estimated using the Black-Scholes option pricing model required the use of the following key assumptions:

	Year Ended December 31,		
	2025	**2024**	**2023**
Expected term [1]	0.50 years	0.50 years	0.50 years
Expected dividend [2]	—	—	—
Expected volatility [3]	71% - 79%	78% - 82%	82%
Risk-free interest rate [4]	4.24% - 4.29%	5.28% - 5.33%	4.76% - 5.50%

(1) The expected term was calculated using the time period between the grant date and the purchase date.

(2) No dividends are expected to be paid, resulting in a zero expected dividend rate.

(3) The expected volatility rate is based on the historical volatility of the Company's common stock.

(4) The risk-free interest rate is specific to the date of grant. The risk-free interest rate is based on U.S. Treasury yields for notes with comparable expected terms as the Employee Stock Purchase Rights, in effect at the grant date.

NOTE 12—INCOME TAXES

Income Tax Provision

The components of the income tax expense (benefit) are as follows *(in thousands)*:

	Year Ended December 31,		
	2025	**2024**	**2023**
Current income tax (benefit) expense:			
Federal	$ 104	$ 587	$ 1,155
State	(637)	940	1,022
Current income tax (benefit) expense	**(533)**	**1,527**	**2,177**
Deferred income tax (benefit) expense:			
Federal	(100,510)	947	(3,383)
State	(29,241)	1,846	(1,309)
Deferred income tax (benefit) expense	**(129,751)**	**2,793**	**(4,692)**
Income tax (benefit) expense	**$ (130,284)**	**$ 4,320**	**$ (2,515)**

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2—Significant Accounting Policies, the reconciliation of the income tax expense (benefit) to the amounts computed by applying the statutory federal income tax rate to income (loss) before income taxes is shown as follows *(in thousands, except for percentages)*:

	Year Ended December 31,	
	2025	
Federal statutory income tax	$ 4,415	21.0 %
State and local income taxes, net of federal effect	(23,711)	(112.8) %
Foreign tax effects	57	0.3 %
Effect of cross-border tax laws:		
Global intangible low-taxed income inclusion	420	2.0 %
Tax credits:		
Research and experimentation tax credit	(1,547)	(7.4) %
Increase (decrease) in valuation allowance	(114,973)	(546.9) %
Nontaxable or nondeductible items:		
Nondeductible executive compensation	3,562	16.9 %
Excess tax deductions on non-cash compensation	799	3.8 %
Other nontaxable or nondeductible	359	1.7 %
Changes in unrecognized tax benefits	232	1.1 %
Other, net	103	0.5 %
Income tax expense (benefit)	**$ (130,284)**	**(619.7)%**

State and local income taxes, net of federal benefit decreased the effective tax rate by 112.8% for the year ended December 31, 2025. The decrease was primarily due to the releases of valuation allowances against deferred tax assets in multiple state jurisdictions where the Company concluded it is more likely than not that certain deferred tax assets will be realized. Valuation allowances remain in place where realization of deferred tax assets is not considered more likely than not. The most significant impacts related to California and Illinois, which together represented more than 50% of the total state tax benefit. The remaining decrease was attributable to a combination of several other state jurisdictions.

The reconciliation of the income tax expense (benefit) to the amounts computed by applying the statutory federal income tax rate to income (loss) before income taxes for the years ended December 31, 2024 and 2023 in accordance with the guidance prior to the adoption of ASU 2023-09 was as follows (in thousands):

	Year Ended December 31,	
	2024	**2023**
Federal statutory income tax	$ (7,851)	$ (26,233)
State income taxes, net	(502)	(2,883)
Excess tax deductions on non-cash compensation	3,633	6,373
Research and experimentation tax credit	(1,500)	(1,512)
Nondeductible executive compensation	3,245	2,174
Increase (decrease) in valuation allowance	5,045	17,087
Remeasurement of state deferred tax	776	73
Expiration of state net operating loss carryforwards	535	595
Global intangible low-taxed income inclusion	420	420
Other, net	519	1,391
Income tax expense (benefit)	**$ 4,320**	**$ (2,515)**

Deferred Income Taxes

The tax effects of cumulative temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows *(in thousands)*:

	December 31,	
	2025	2024
Deferred tax assets:		
Provision for accrued expenses	$ 4,303	$ 1,541
Leasing	11,991	19,053
Net operating loss carryforwards [a]	45,032	38,746
Capitalized research and experimentation	16,577	35,861
Non-cash compensation expense[b]	22,931	23,953
Property and equipment	1,985	833
Intangible assets	—	1,882
Interest	24,641	22,422
Equity investment	16,538	19,659
Tax credits	16,995	15,522
Other	61	71
Total gross deferred tax assets	161,054	179,543
Less: valuation allowance [c]	(18,008)	(167,549)
Total deferred tax assets, net of the valuation allowance	**143,046**	**11,994**
Deferred tax liabilities:		
Leasing	(10,080)	(16,379)
Intangible and other assets	(7,617)	—
Prepaid expenses	(482)	(484)
Other	—	(15)
Total gross deferred tax liabilities	**(18,179)**	**(16,878)**
Net deferred taxes	**$ 124,867**	**$ (4,884)**

(a) At December 31, 2025, the Company had pre-tax consolidated federal net operating losses ("NOLs") of $148.8 million. The federal NOLs no longer expire under the Tax Cuts and Jobs Act. The Company's NOLs will be available to offset taxable income, subject to the Internal Revenue Code Section 382 annual limitation. In addition, the Company has state NOLs of approximately $423.1 million at December 31, 2025, a portion of which will expire at various times between 2026 and 2055.

(b) Certain out-of-the-money stock options are expected to expire unexercised, and as a result may be required to reverse the related deferred tax asset for share-based compensation, which could increase income tax expense and our effective tax rate in a future period.

(c) The valuation allowance is related to items for which it is *"more likely than not"* that the tax benefit will not be realized.

Deferred income taxes are presented in the accompanying consolidated balance sheets as follows *(in thousands)*:

	December 31,	
	2025	2024
Deferred income tax assets	$ 124,867	$ —
Deferred income tax liabilities	—	(4,884)
Net deferred taxes	**$ 124,867**	**$ (4,884)**

Valuation Allowance

A valuation allowance is provided on deferred tax assets if it is determined that it is *"more likely than not"* that the deferred tax asset will not be realized. As of each reporting date, management considers both positive and negative evidence regarding the likelihood of future realization of the deferred tax assets.

During 2025, the Company recorded a tax benefit of $149.5 million to reduce the valuation allowance the Company established in 2022 against its net deferred tax assets. Management determined upon review of the deferred tax assets for recoverability that sufficient positive evidence existed to conclude a substantial portion of the valuation allowance was no longer needed. Based on sustained profitability, improved forecasts of future taxable income, and the reversal of existing temporary differences, management concluded that it is more likely than not that we will be able to utilize the deferred tax assets. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. The Company maintains a valuation allowance of $18.0 million primarily related to certain states for which it estimates the net operating losses will expire prior to being utilized and other deferred tax assets related to equity investments for which it is not more likely than not that the deferred tax assets will be realized. In determining the amount of the remaining valuation allowance, the Company considered the scheduled reversal of deferred tax liabilities. Should there be a change in the valuation allowance in the future, the income tax provision would increase or decrease in the period in which the allowance is changed.

A reconciliation of the beginning and ending balances of the deferred tax valuation allowance is as follows *(in thousands)*:

	Year Ended December 31,		
	2025	2024	2023
Balance, beginning of the period	$ 167,549	$ 162,504	$ 145,401
Charges to earnings	(149,541)	5,045	17,103
Balance, end of the period	**$ 18,008**	**$ 167,549**	**$ 162,504**

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amounts of unrecognized tax benefits, excluding interest and penalties, is as follows *(in thousands)*:

	Year Ended December 31,	
	2025	2024
Balance, beginning of the period	$ 3,721	$ 3,424
Additions based on tax positions of the current period	225	225
Additions (subtractions) based on tax positions of the prior period	7	72
Balance, end of the period	**$ 3,953**	**$ 3,721**

Interest and, if applicable, penalties are recognized related to unrecognized tax benefits in income tax expense. Interest and penalties on unrecognized tax benefits included in income tax expense of an immaterial amount has been recognized for the tax years ended December 31, 2024 and 2023. For the year ended December 31, 2025 interest is not currently required to be recorded, as there have been no tax attributes included in income tax returns filed for those tax periods to require consideration of interest expense.

As of December 31, 2025 and 2024, the accrual for unrecognized tax benefits, including interest, was $4.0 million and $3.7 million, respectively, which would benefit the effective tax rate if recognized.

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2—Significant Accounting Policies, cash paid for income taxes, net of refunds, during the year ended December 31, 2025 was as follows (in thousands):

Federal	$	305
Illinois		780
Other U.S. state and local		314
Foreign - India		135
Total income taxes paid, net of refunds received	$	**1,534**

Tax Audits

LendingTree is subject to audits by federal, state and local authorities in the area of income tax. These audits include questioning the timing and the amount of deductions and the allocation of income among various tax jurisdictions. Income taxes payable include amounts considered sufficient to pay assessments that may result from examination of prior year returns; however, any amounts paid upon resolution of issues raised may differ from the amount provided. Differences between the reserves for tax contingencies and the amounts owed by the Company are recorded in the period they become known. As of December 31, 2025, the Company is subject to a federal income tax examination for the tax years 2015 through 2024. In addition, the Company is subject to state and local tax examinations for the tax years 2020 through 2024.

NOTE 13—DEBT

Convertible Senior Notes

2025 Notes

On July 24, 2020, the Company issued $575.0 million aggregate principal amount of its 0.50% Convertible Senior Notes due July 15, 2025 (the "2025 Notes") in a private placement. The 2025 Notes matured on July 15, 2025. The initial conversion rate of the 2025 Notes was 2.1683 shares of the Company's common stock per $1,000 principal amount of 2025 Notes (which is equivalent to an initial conversion price of approximately $461.19 per share).

On July 15, 2025, the Company repaid the $95.3 million outstanding principal amount of the 2025 Notes upon maturity in cash plus $0.2 million of accrued interest. Upon this repayment, the 2025 Notes were extinguished and repaid in full and the Company has no further obligations with respect to the 2025 Notes.

In the first quarter of 2025, the Company repurchased approximately $20.0 million of its 2025 Notes, through individual privately-negotiated transactions with certain holders of the 2025 Notes, for $19.7 million in cash plus an immaterial amount of accrued and unpaid interest. The repurchase resulted in a $0.3 million gain on the extinguishment of debt which is included in interest expense, net in the consolidated statement of operations and comprehensive income.

In the second quarter of 2024, the Company repurchased approximately $161.3 million in principal amount of the 2025 Notes for $151.7 million plus accrued and unpaid interest of approximately $0.3 million. In the third quarter of 2024, the Company repurchased approximately $7.6 million in principal amount of the 2025 Notes for $7.2 million. During the year ended December 31, 2024, the Company recognized a gain on the extinguishment of debt of $10.1 million and a loss on the write-off of unamortized debt issuance costs of $1.1 million, both of which are included in interest (expense) income, net in the consolidated statements of operations and comprehensive income.

In the first quarter of 2023, the Company repurchased approximately $190.6 million in principal amount of its 2025 Notes, through individual privately-negotiated transactions with certain holders of the 2025 Notes, for $156.3 million in cash plus accrued and unpaid interest of approximately $0.1 million. In the fourth quarter of 2023, the Company repurchased approximately $100.2 million in principal amount of its 2025 Notes, through individual privately-negotiated transactions with certain holders of the 2025 Notes, for $81.2 million in cash plus accrued and unpaid interest of approximately $0.2 million. During the year ended December 31, 2023, the Company recognized a gain on the extinguishment of debt of $53.3 million, a loss on the write-off of unamortized debt issuance costs of $3.2 million and incurred debt repayment costs of $1.6 million, all of which are included in interest (expense) income, net in the consolidated statements of operations and comprehensive income.

During 2025, the Company recorded interest expense on the 2025 Notes of $0.6 million which consisted of $0.3 million associated with the 0.50% coupon rate and $0.3 million associated with the amortization of the debt issuance costs. During

2024, the Company recorded interest expense on the 2025 Notes of $1.9 million which consisted of $0.9 million associated with the 0.50% coupon rate and $1.0 million associated with the amortization of the debt issuance costs. During 2023, the Company recorded interest expense on the 2025 Notes of $4.3 million which consisted of $2.1 million associated with the 0.50% coupon rate and $2.2 million associated with the amortization of the debt issuance costs.

A summary of the gross carrying amount and debt issuance costs of the 2025 Notes, all of which is recorded as a current liability in the December 31, 2024 consolidated balance sheet, are as follows *(in thousands)*:

	December 31, 2024
Gross carrying amount	$ 115,307
Debt issuance costs	331
Net carrying amount	**$ 114,976**

Convertible Note Hedge and Warrant Transactions

2020 Hedge and Warrants

On July 24, 2020, in connection with the issuance of the 2025 Notes, the Company entered into Convertible Note Hedge (the "2020 Hedge") and warrant transactions with respect to the Company's common stock.

The 2020 Hedge transactions cover 1.2 million shares of the Company's common stock, the same number of shares initially underlying the 2025 Notes. The 2020 Hedge transactions were expected generally to reduce the potential dilution to the Company's common stock upon conversion of the 2025 Notes and/or offset any cash payments the Company could have been required to make in excess of the principal amount of the converted 2025 Notes, as the case may be, in the event that the market price per share of common stock, as measured under the terms of the 2020 Hedge transactions, was greater than the strike price of the 2020 Hedge transactions, which initially corresponds to the initial conversion price of the 2025 Notes, or approximately $461.19 per share of common stock. The 2020 Hedge transactions expired on July 15, 2025 upon the maturity of the 2025 Notes.

On July 24, 2020, the Company sold to the counterparties warrants (the "2020 Warrants") to acquire 1.2 million shares of the Company's common stock at an initial strike price of $709.52 per share, which represents a premium of 100% over the last reported sale price of the common stock of $354.76 on July 21, 2020. If the market price per share of the common stock, as measured under the terms of the 2020 Warrants, exceeded the strike price of the 2020 Warrants, the 2020 Warrants could have had a dilutive effect. The 2020 Warrants expired on February 11, 2026.

Credit Facilities

2025 Credit Facility

On August 21, 2025, the Company entered into a credit agreement (the "2025 Credit Agreement"), consisting of a $75.0 million revolving credit facility (the "2025 Revolving Facility"), which matures on August 21, 2030, and a $400.0 million term loan facility (the "2025 Term Loan" and together with the 2025 Revolving Facility, the "2025 Credit Facility"), which matures on August 21, 2030. The proceeds of the 2025 Credit Facility was used to refinance the 2021 Credit Facility and 2024 Term Loan (defined below), and will be used for working capital and general corporate purposes, and any other purpose not prohibited by the credit agreement. As of December 31, 2025, the Company had $399.0 million borrowings outstanding under the 2025 Term Loan bearing interest based on the Secured Overnight Financing Rate ("SOFR") of 8.22% and had no borrowings under the 2025 Revolving Facility. As of December 31, 2025, borrowings of $4.0 million under the 2025 Term Loan Facility are recorded as current portion of long-term debt on the consolidated balance sheet.

The full amount of the 2025 Revolving Facility will be available on a same-day basis, with respect to base rate loans and upon advance notice with respect to SOFR rate loans, subject to customary terms and conditions. Under certain conditions, the Company will be permitted to add one or more term loans and/or increase revolving or term loan commitments under the Credit Facility by an amount set at the greater of $58.0 million and 50% of consolidated EBITDA (subject to adjustments for certain prepayments), plus an unlimited amount provided that the first lien net leverage ratio does not exceed 3.10 to 1.00. Additionally, up to $30.0 million of the 2025 Revolving Facility will be available for the issuance of letters of credit.

The Company's borrowings under the 2025 Credit Facility bear interest at annual rates that, at the Company's option, will be either:

- a base rate generally defined as the sum of (i) the greater of (a) the prime rate of Bank of America, (b) the federal funds effective rate plus 0.5% and (c) the Benchmark rate (defined below) on a daily basis applicable for an interest period of one month plus 1.0% and (ii) an applicable percentage of 2.00% to 2.50% for loans under the 2025 Revolving Facility and 3.50% for loans under the 2025 Term Loan Facility (3.25% upon achievement of a corporate family rating of B2 (stable) or better from Moody's which was achieved in January 2026), in each case, based on a first lien net leverage ratio; or

- a Benchmark rate generally defined as the sum of (i) Term SOFR and (ii) an applicable percentage of 3.00% to 3.50% for loans under the 2025 Revolving Facility and 4.50% for loans under the 2025 Term Loan Facility (4.25% upon achievement of a corporate family rating of B2 (stable) or better from Moody's which was achieved in January 2026), in each case, based on a first lien net leverage ratio.

Interest on the Company's borrowings is payable quarterly in arrears for base rate loans and on the last day of each interest rate period (but not less often than three months) for SOFR rate loans.

The 2025 Credit Facility contains a restrictive financial covenant, which is set at a first lien net leverage ratio of 5.00 to 1.00. The financial covenant will be tested only if the loans and certain other obligations under the 2025 Revolving Facility exceed $20.0 million as of the last date of any fiscal quarter. In addition, the 2025 Credit Facility contains mandatory prepayment events, affirmative and negative covenants and events of default customary for a transaction of this type. The covenants, among other things, restrict additional indebtedness, liens, mergers or certain fundamental changes, asset dispositions, dividends and other restricted payments, transactions with affiliates, loans and investments and other matters customarily restricted in credit agreements of this type. The Company is required to make mandatory prepayments of the outstanding principal amount of loans under the 2025 Term Loan Facility with the net cash proceeds from certain disposition of assets and the receipt of insurance proceeds upon certain casualty and condemnation events, in each case, to the extent not reinvested within a specified time period, from excess cash flow beyond stated threshold amounts, and from the incurrence of certain indebtedness. The Company has the right to prepay its term loans under the 2025 Credit Agreement, in whole or in part, at any time without premium or penalty, subject to certain limitations and a 1.0% soft call premium applicable during the first 6 months following the closing date.

The Company was in compliance with all covenants at December 31, 2025.

The 2025 Credit Facility requires the Company and certain of its subsidiaries to pledge as collateral, subject to certain customary exclusions, substantially all of its assets, including 100% of the equity in certain domestic subsidiaries and 65% of the voting equity, and 100% of the non-voting equity, in certain foreign subsidiaries. The obligations under the 2025 Credit Facility are unconditionally guaranteed on a senior basis by the Company's material domestic subsidiaries, which guaranties are secured by the collateral.

With respect to the 2025 Revolving Facility, the Company is required to pay an unused commitment fee quarterly in arrears on the difference between committed amounts and amounts actually borrowed under the 2025 Revolving Facility equal to an applicable percentage of 0.25% to 0.38% per annum based on a first lien net leverage ratio. The Company is required to pay a letter of credit participation fee and a letter of credit fronting fee quarterly in arrears. The letter of credit participation fee is based upon the aggregate face amount of outstanding letters of credit at an applicable percentage of 3.0% to 3.5% based on a first lien net leverage ratio. The letter of credit fronting fee is 0.125% per annum on the face amount of each letter of credit.

In addition to the remaining unamortized debt issuance costs associated with the 2021 Credit Facility, debt issuance costs of $1.4 million related to the 2025 Revolving Facility are being amortized to interest expense over the life of the 2025 Revolving Facility. With respect to the 2025 Term Loan Facility, the Company incurred financing costs of $8.6 million upon closing of which approximately $0.8 million was expensed. The remaining $3.9 million of debt issuance costs related to the 2025 Term Loan Facility and $3.9 million of the original issue discount paid on the 2025 Term Loan Facility are being amortized to interest expense over the life of the term loan.

During 2025, the Company recorded interest expense related to its 2025 Revolving Facility of $0.2 million which consisted of an $0.1 million amount in unused commitment fees and $0.1 million associated with the amortization of the debt issuance costs. During 2025, the Company recorded interest expense related to the 2025 Term Loan of $13.2 million which consisted of $12.7 million associated with borrowings bearing interest based on the SOFR rate, $0.3 million associated with the amortization of debt issuance costs, and $0.2 million associated with the accretion of the original issue discount.

2021 Credit Facility

On September 15, 2021, the Company entered into a credit agreement (the "Credit Agreement"), consisting of a $200.0 million revolving credit facility (the "Revolving Facility"), which was set to mature on September 15, 2026, and a $250.0 million delayed draw term loan facility (the "2021 Term Loan" and together with the Revolving Facility, the "Credit Facility"), which was set to mature on September 15, 2028.

On August 21, 2025, the Company repaid the $242.5 million outstanding principal amount of the 2021 Term Loan in cash plus $1.2 million of accrued interest. The repayment resulted in a $0.4 million loss on the extinguishment of debt which is included in interest expense, net in the consolidated statement of operations and comprehensive income. The Company also terminated the Revolving Facility on August 21, 2025.

During 2025, the Company recorded interest expense related to its Revolving Facility of $1.3 million which consisted of $0.7 million in unused commitment fees and $0.6 million associated with the amortization of the debt issuance costs. During 2025, the Company recorded interest expense related to the 2021 Term Loan of $13.2 million associated with borrowings bearing interest at the SOFR option rate.

During 2024, the Company recorded interest expense related to its Revolving Facility of $1.8 million which consisted of $0.9 million in unused commitment fees and $0.9 million associated with the amortization of the debt issuance costs. During 2024, the Company recorded interest expense related to the 2021 Term Loan of $22.8 million associated with borrowings bearing interest at the SOFR option rate.

During 2023, the Company recorded interest expense related to its revolving facilities of $1.5 million which consisted of $0.6 million in unused commitment fees and $0.9 million associated with the amortization of the debt issuance costs. During 2023, the Company recorded interest expense related to the 2021 Term Loan of $22.2 million associated with borrowings bearing interest at the LIBO rate during the first six months of 2023 and the SOFR option rate during the last six months of 2023.

2024 Term Loan

On March 27, 2024, the Company entered into a $175.0 million first lien term loan facility (the "2024 Term Loan"), which was set to mature on March 27, 2031. The Company drew $125.0 million of the 2024 Term Loan upon closing and drew the remaining $50.0 million on March 27, 2025.

On August 21, 2025, the Company repaid the $160.3 million outstanding principal amount of the 2024 Term Loan in cash plus $0.9 million of accrued interest. The repayment resulted in a $6.7 million loss on the extinguishment of debt which is included in interest expense, net in the consolidated statement of operations and income.

During 2025, the Company recorded interest expense related to the 2024 Term Loan of $10.3 million which consisted of $9.4 million associated with borrowings bearing interest based on the SOFR rate, $0.2 million associated with unused commitment fees, $0.4 million associated with the amortization of debt issuance costs, and $0.3 million associated with the accretion of the original issue discount.

During 2024, the Company recorded interest expense related to the 2024 Term Loan of $11.5 million which consisted of $10.3 million associated with borrowings bearing interest based on the SOFR rate, $0.6 million associated with unused commitment fees, $0.3 million associated with the amortization of debt issuance costs, and $0.3 million associated with the accretion of the original issue discount.

A summary of the gross carrying amount, debt issuance costs, original issue discount, and net carrying value of the Credit Facilities in the December 31, 2025 consolidated balance sheet, are as follows (in thousands):

	December 31, 2025	December 31, 2024
Current Portion		
Gross carrying amount	$ 4,000	$ 10,313
Debt issuance costs	37	169
Unamortized original issue discount	37	189
Net carrying amount	**$ 3,926**	**$ 9,955**
Long-term Portion		
Gross carrying amount	$ 395,000	$ 349,062
Debt issuance costs	3,634	2,333
Unamortized original issue discount	3,672	2,605
Net carrying amount	**$ 387,694**	**$ 344,124**

NOTE 14—COMMITMENTS

Bonds

The Company has funding commitments that could potentially require performance in the event of demands by third parties or contingent events, as follows *(in thousands)*:

	Commitments Due By Period				
	Total	Less Than 1 year	1-3 years	3-5 years	More Than 5 years
Surety bonds [(a)]	$ 3,243	$ 3,243	$ —	$ —	$ —

(a) State laws and regulations generally require businesses which engage in mortgage brokering activity to maintain a mortgage broker or similar license. Mortgage brokering activity is generally defined to include, among other things, receiving valuable consideration for offering assistance to a buyer in obtaining a residential mortgage or soliciting financial and mortgage information from the public and providing that information to an originator of residential mortgage loans. The Company maintains surety bonds in all states requiring them in the event of a claim.

NOTE 15—CONTINGENCIES

Overview

LendingTree is involved in legal proceedings on an ongoing basis. In assessing the materiality of a legal proceeding, the Company evaluates, among other factors, the amount of monetary damages claimed, as well as the potential impact of non-monetary remedies sought by plaintiffs (e.g., injunctive relief) that may require it to change its business practices in a manner that could have a material and adverse impact on the Company's business. With respect to the matters disclosed in this Note 15, unless otherwise indicated, the Company is unable to estimate the possible loss or range of losses that could potentially result from the application of such non-monetary remedies.

In the ordinary course of business, we are party to litigation involving property, contract, intellectual property and a variety of other claims. The amounts that may be recovered in such matters may be subject to insurance coverage.

As of December 31, 2025 and 2024, the Company had litigation settlement accruals of $13.0 million and $3.9 million, respectively. The litigation settlement accruals relate to litigation matters that were either settled or a firm offer for settlement was extended or an estimated settlement range has been determined, thereby establishing an accrual amount that is both probable and reasonably estimable.

Legal Matter

On or about October 29, 2019, Joseph Mantha filed a class action lawsuit against QuoteWizard.com, LLC alleging claims in violation of the Telephone Consumer Protection Act. On August 16, 2024, the U.S. District Court of Massachusetts granted the plaintiff's motion to certify a class. The Company participated in a mediation in April 2025 and reached a preliminary agreement on the terms of settlement for $19 million. The settlement was approved by the court on September 29, 2025, and the matter was dismissed with prejudice. A liability of $12.6 million for this matter is included in the accompanying consolidated balance sheet as of December 31, 2025. The settlement is scheduled to be paid over three equal installments. The first payment was made in October 2025, the second payment was made in January 2026 and the final payment is due in the second quarter of 2026.

NOTE 16—FAIR VALUE MEASUREMENTS

Other than the equity investments, the carrying amounts of the Company's financial instruments are equal to fair value at December 31, 2025. *See* Note 7—Equity Investments in the notes to the consolidated financial statements included elsewhere in this report for additional information on the equity investments.

NOTE 17—RELATED PARTY TRANSACTIONS

In the fourth quarter of 2022, the Company's Board of Directors approved an additional $0.5 million contribution to the LendingTree Foundation that the Company paid in 2023. Officers of the Company serve as officers of the LendingTree Foundation.

NOTE 18—BENEFIT PLANS

The Company operates a retirement savings plan for its employees in the United States that is qualified under Section 401(k) of the Internal Revenue Code. Employees are eligible to enroll in the plan upon date of hire. Participating employees may contribute up to 50% of their pre-tax earnings, but not more than statutory limits ($23,500 for 2025, $23,000 for 2024, and $22,500 for 2023). The company match contribution is fifty cents for each dollar a participant contributes to the plan, with a maximum contribution of 6% of a participant's eligible earnings. Matching contributions are invested in the same manner as each participant's voluntary contributions in the investment options provided under the plan. LendingTree stock is not included in the available investment options or the plan assets. Funds contributed to the plan vest according to the participant's years of service, with one year of service vesting at 33%, two years of service vesting at 66%, and three years or more of service vesting at 100%. Matching contributions were approximately $2.6 million, $2.3 million and $2.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.

NOTE 19—SEGMENT INFORMATION

The Company manages its business and reports its financial results through the following three operating and reportable segments: Home, Consumer, and Insurance. Characteristics which were relied upon in making the determination of the reportable segments include the nature of the products, the organization's internal structure, and the information that is regularly reviewed by the CODM, the Company's Chief Executive Officer, for the purpose of assessing performance and allocating resources.

The Home segment includes the following products: purchase mortgage, refinance mortgage, and home equity loans and lines of credit. The Consumer segment includes the following products: credit cards, personal loans, small business loans, auto loans, deposit accounts, and other credit products such as credit repair and debt settlement. The credit repair business was closed at the end of the second quarter of 2023. In the fourth quarter of 2024, the Company made the decision to cease offering its student loan products. The Insurance segment consists of insurance quote products and sales of insurance policies in our agency businesses. The insurance agency business was closed in the second quarter of 2025.

The following tables are a reconciliation of segment profit, which is the Company's primary segment profitability measure, to income before income taxes. Segment cost of revenue and marketing expense represents the portion of selling and marketing expense attributable to variable costs paid for advertising, direct marketing and related expenses, that are directly attributable to the segments' products. This measure excludes overhead, fixed costs and personnel-related expenses.

	Year Ended December 31, 2025				
	Home	**Consumer**	**Insurance**	**Other**	**Total**
	(in thousands)				
Revenue	$ 151,764	$ 253,370	$ 711,880	$ 310	$ 1,117,324
Segment cost of revenue and marketing expense	103,421	123,922	537,463	471	765,277
Segment profit (loss)	**48,343**	**129,448**	**174,417**	**(161)**	**352,047**
Cost of revenue					42,525
Brand and other marketing expense					47,627
General and administrative expense					112,888
Product development					45,251
Depreciation					16,459
Amortization of intangibles					5,190
Restructuring and severance					1,633
Litigation settlements and contingencies					15,661
Operating income					**64,813**
Interest expense, net					(46,787)
Other income					2,998
Income before income taxes					**$ 21,024**

	Year Ended December 31, 2024				
	Home	**Consumer**	**Insurance**	**Other**	**Total**
	(in thousands)				
Revenue	$ 128,854	$ 222,462	$ 548,704	$ 199	$ 900,219
Segment cost of revenue and marketing expense	88,958	111,925	389,474	294	590,651
Segment profit (loss)	**39,896**	**110,537**	**159,230**	**(95)**	**309,568**
Cost of revenue					36,072
Brand and other marketing expense					45,312
General and administrative expense					108,705
Product development					46,358
Depreciation					18,300
Amortization of intangibles					5,889
Restructuring and severance					508
Litigation settlements and contingencies					3,797
Operating income					**44,627**
Interest expense, net					(27,849)
Other expense					(54,162)
Loss before income taxes					**$ (37,384)**

	Year Ended December 31, 2023				
	Home	Consumer	Insurance	Other	Total
	(in thousands)				
Revenue	$ 143,753	$ 278,945	$ 249,605	$ 199	$ 672,502
Segment cost of revenue and marketing expense	95,871	140,068	146,101	708	382,748
Segment profit (loss)	**47,882**	**138,877**	**103,504**	**(509)**	**289,754**
Cost of revenue					38,758
Brand and other marketing expense					50,840
General and administrative expense					117,700
Product development					47,197
Depreciation					19,070
Amortization of intangibles					7,694
Goodwill impairment					38,600
Restructuring and severance					10,118
Litigation settlements and contingencies					388
Operating loss					**(40,611)**
Interest income, net					21,685
Other expense					(105,993)
Loss before income taxes					**$ (124,919)**

The CODM does not review information on segment assets and as such, no segment asset information is reported herein.

NOTE 20—RESTRUCTURING ACTIVITIES

During September 2023, the Company initiated workforce reductions of 14 employees. The Company incurred approximately $0.9 million in severance charges in connection with the workforce reductions, consisting of cash expenditures for employee separation costs of approximately $0.7 million and non-cash charges for the accelerated vesting of certain equity awards of approximately $0.2 million. The cash payments were completed by the third quarter of 2024.

On April 6, 2023, the Company made the decision to close the Ovation credit services business (the "Ovation Closure".) The Ovation Closure includes the elimination of approximately 197 employees, or 18%, of the Company's workforce. As a result of the Ovation Closure, the Company incurred $2.1 million in restructuring expense in connection with cash expenditures for employee separation costs. In connection with the Ovation Closure, in the first quarter of 2023, the Company recorded asset impairment charges of $4.2 million, of which $2.1 million related to intangible assets, $1.7 million related to property and equipment, and $0.4 million related to an operating lease right-of-use asset. The cash payments for the Ovation Closure were completed in the first quarter of 2024.

On March 24, 2023, the Company committed to a workforce reduction plan (the "Reduction Plan"), to reduce operating costs. The Reduction Plan includes the elimination of approximately 162 employees, or 13%, of the Company's workforce. As a result of the Reduction Plan, the Company incurred approximately $5.3 million in severance charges in connection with the workforce reduction, consisting of cash expenditures for employee separation costs of approximately $4.3 million and non-cash charges for the accelerated vesting of certain equity awards of approximately $1.0 million. The Reduction Plan, including cash payments, was completed by the end of the third quarter of 2024.

	Accrued Balance at December 31, 2023	Income Statement Impact	Payments	Accrued Balance at December 31, 2024
Q3 2023 action				
Employee separation payments	254	(7)	(247)	—
Q2 2023 action				
Employee separation payments	34	4	(38)	—
Q1 2023 action				
Employee separation payments	421	15	(436)	—
	$ 709	$ 12	$ (721)	$ —

ITEM 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

Not applicable.

ITEM 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) of the Exchange Act, management, with the participation of our principal executive officer (Chief Executive Officer) and our principal financial officer (Chief Financial Officer), evaluated, as of the end of the period covered by this report, the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e). Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives. Management does not expect that our disclosure controls and procedures will prevent or detect all errors and fraud. A control system, irrespective of how well it is designed and operated, can only provide reasonable assurance and cannot guarantee that it will succeed in its stated objectives.

Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, our management used the criteria for effective internal control over financial reporting described in "Internal Control-Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our evaluation under the framework in the Internal Control-Integrated Framework, issued by the COSO, management has concluded that our internal control over financial reporting was effective as of December 31, 2025. The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their attestation report appearing under "Item 8. Financial Statements and Supplementary Data" included elsewhere in this Annual Report.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting (as defined in the Exchange Act, Rules 13a-15(f)) that occurred during the quarter ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *Other Information*

During the fiscal quarter ended December 31, 2025, none of the Company's directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement." Further, during the fiscal quarter ended December 31, 2025 the Company did not adopt or terminate a Rule 10b5-1 trading arrangement.

ITEM 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.*

Not applicable.

PART III

As set forth below, the information required by Part III (Items 10, 11, 12, 13 and 14) is incorporated herein by reference to the Company's definitive proxy statement to be used in connection with its 2026 Annual Meeting of Stockholders and which will be filed with the Securities and Exchange Commission not later than 120 days after the end of the Company's fiscal year ended December 31, 2025 (the "2026 Proxy Statement"), in accordance with General Instruction G(3) of Form 10-K.

ITEM 10. *Directors, Executive Officers and Corporate Governance*

The information required by Item 10 will be contained in, and is hereby incorporated by reference to, the 2026 Proxy Statement.

ITEM 11. *Executive Compensation*

The information required by Item 11 will be contained in, and is hereby incorporated by reference to, the 2026 Proxy Statement.

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by Item 12 will be contained in, and is hereby incorporated by reference to, the 2026 Proxy Statement.

ITEM 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by Item 13 will be contained in, and is hereby incorporated by reference to, the 2026 Proxy Statement.

ITEM 14. *Principal Accounting Fees and Services*

The information required by Item 14 will be contained in, and is hereby incorporated by reference to, the 2026 Proxy Statement.

ITEM 15. *Exhibits and Financial Statement Schedules*

(a) *List of documents filed as part of this report:*

(1) Consolidated Financial Statements of LendingTree, Inc.

Report of Independent Registered Public Accounting Firm: PricewaterhouseCoopers LLP.

Consolidated Statements of Operations and Comprehensive Income (Loss) for the Years Ended December 31, 2025, 2024 and 2023.

Consolidated Balance Sheets as of December 31, 2025 and 2024.

Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2025, 2024 and 2023.

Consolidated Statements of Cash Flows for the Years Ended December 31, 2025, 2024 and 2023.

Notes to Consolidated Financial Statements.

(2) Consolidated Financial Statement Schedules of LendingTree, Inc.

All consolidated financial statements and schedules have been omitted since the required information is included in the consolidated financial statements or the notes thereto, or is not applicable or required.

(3) Exhibits

The documents set forth below, numbered in accordance with Item 601 of Regulation S-K, are filed herewith or incorporated herein by reference to the location indicated below.

Exhibit Number	Description	Location
1.1	Equity Distribution Agreement by and among the Company, BofA Securities, Inc. and Citigroup Global Markets Inc., dated July 30, 2024.	Exhibit 1.1 to the Registrant's Current Report on Form 8-K filed July 31, 2024
2.1	Separation and Distribution Agreement among IAC/InterActiveCorp, HSN, Inc., Interval Leisure Group, Inc., Ticketmaster and Tree.com, Inc., dated August 20, 2008.	Exhibit 2.1 to the Registrant's Registration Statement on Form S-1 (No. 333-152700), filed August 1, 2008
2.2	Tax Sharing Agreement among IAC/InterActiveCorp, HSN, Inc., Interval Leisure Group, Inc., Ticketmaster and Tree.com, Inc., dated August 20, 2008.	Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed August 25, 2008
2.3	Employee Matters Agreement among IAC/InterActiveCorp, HSN, Inc., Interval Leisure Group, Inc., Ticketmaster and Tree.com, Inc., dated August 20, 2008.	Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed August 25, 2008
2.4	Transition Services Agreement among IAC/InterActiveCorp, HSN, Inc., Interval Leisure Group, Inc., Ticketmaster and Tree.com, Inc., dated August 20, 2008.	Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed August 25, 2008
2.5	Spinco Assignment and Assumption Agreement among IAC/InterActiveCorp, Tree.com, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC, dated August 20, 2008.	Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed August 25, 2008
2.6	Asset Purchase Agreement among Home Loan Center, Inc., First Residential Mortgage Network, Inc. dba SurePoint Lending, and the shareholders of First Residential Mortgage Network named therein, dated November 15, 2010.	Exhibit 2.1 to Registrant's Current Report on Form 8-K filed November 16, 2010
2.7	First Amendment to Asset Purchase Agreement among HLC, SurePoint and the shareholders party thereto, dated March 14, 2011.	Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed March 21, 2011
2.8	Second Amendment to Asset Purchase Agreement among HLC, SurePoint and the shareholders party thereto, dated March 15, 2011.	Exhibit 2.2 to the Registrant's Current Report on Form 8-K filed March 21, 2011

Exhibit Number	Description	Location
2.9	Asset Purchase Agreement among Tree.com, Inc., Home Loan Center, Inc., LendingTree, LLC, HLC Escrow, Inc. and Discover Bank, dated May 12, 2011**	Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed May 16, 2011
2.10	Asset Purchase Agreement among LendingTree, LLC, RealEstate.com, Inc. and Market Leader, Inc., dated September 15, 2011**	Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed September 21, 2011
2.11	Amendment to Asset Purchase Agreement among Home Loan Center, Inc., HLC Escrow, Inc., LendingTree, LLC, Tree.com, Inc., Discover Bank and Discover Financial Services, dated February 7, 2012**	Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed February 8, 2012
2.12	Membership Interest Purchase Agreement, dated as of November 16, 2016, by and among LendingTree, LLC, Iron Horse Holdings, LLC, all of the members of Iron Horse Holdings, LLC and Christopher J. Mettler. **	Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed November 22, 2016
2.13	Assignment and Assumption Agreement, dated November 2, 2017, by and among General Communication, Inc., Liberty Interactive Corporation, Liberty USA Holdings, LLC, Ventures Holdco, LLC, and LendingTree, Inc.	Exhibit 99.7(D) to the Registrant's Current Report on Form SC 13D/A filed November 3, 2017
2.14	Unit Purchase Agreement dated as of October 4, 2018 by and among LendingTree, LLC, QuoteWizard.com, LLC, all of the members of QuoteWizard.com, LLC, and Scott Peyree as the Securityholders Representative. **	Exhibit 2.1 to the Registrant's Current Report on Form 8-K/A filed October 12, 2018
2.15	Stock Purchase Agreement dated as of December 20, 2018 by and among LendingTree, LLC, Value Holding Inc., all of the shareholders of Value Holding Inc., and Jonathan Wu as the Sellers' Representative. **	Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed December 27, 2018
3.1	Amended and Restated Certificate of Incorporation of LendingTree, Inc.	Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed August 25, 2008
3.2	Fifth Amended and Restated By-laws of LendingTree, Inc.	Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed November 21, 2025
4.1	Amended and Restated Restricted Share Grant and Shareholders' Agreement, among Forest Merger Corp., LendingTree, Inc., InterActiveCorp and the Grantees named therein, dated July 7, 2003*	Exhibit 10.8 to the Registrant's Registration Statement on Form S-1 (No. 333-152700), filed August 1, 2008
4.2	Registration Rights Agreement among Tree.com, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC, dated August 20, 2008.	Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed August 25, 2008
4.3	Indenture for .0625% Convertible Senior Notes due 2022	Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed May 31, 2017
4.4	Purchase Agreement for .0625% Convertible Senior Notes due 2022	Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed May 31, 2017
4.5	Base Issuer Warrant Transaction	Exhibit 99.4 to the Registrant's Current Report on Form 8-K filed May 31, 2017
4.6	Additional Issuer Warrant Transaction	Exhibit 99.5 to the Registrant's Current Report on Form 8-K filed May 31, 2017
4.7	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	Exhibit 4.7 to the Registrant's Annual Report on Form 10-K filed February 27, 2020
4.8	Indenture, dated as of July 24, 2020, between LendingTree, Inc. and Wilmington Trust, National Association	Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on July 24, 2020
4.9	Specimen Stock Certificate evidencing the shares of common stock	Exhibit 4.1 to the Registrant's Registration Statement on Form S-8 (No.333-291234) on Form S-8 filed on November 3, 2025
10.1	LendingTree, Inc. 2017 Inducement Grant Plan*	Exhibit 4.4(A) to the Registrant's Registration Statement on Form S-8 (No. 333-218747), filed June 14, 2017

Exhibit Number	Description	Location
10.2	Notice of Restricted Stock Unit Award Granted Under the LendingTree, Inc. 2017 Inducement Plan*	Exhibit 4.4(B) to the Registrant's Registration Statement on Form S-8 (No. 333-218747), filed June 14, 2017
10.3	Restricted Stock Award Agreement*	Exhibit 4.4(C) to the Registrant's Registration Statement on Form S-8 (No. 333-218747), filed June 14, 2017
10.4	2011 Deferred Compensation Plan for Non-Employee Directors*	Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed April 30, 2015
10.5	Deferred Compensation Plan for Non-Employee Directors*	Exhibit 10.15 to the Registrant's Registration Statement on Form S-1 (No. 333-152700), filed August 1, 2008
10.6	Standard Terms and Conditions to Restricted Stock Award Letters of Tree.com BU Holding Company, Inc.*	Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed February 3, 2011
10.7	Base Convertible Bond Hedge Transaction	Exhibit 99.2 to the Registrant's Current Report on Form 8-K filed May 31, 2017
10.8	Additional Convertible Bond Hedge Transaction	Exhibit 99.3 to the Registrant's Current Report on Form 8-K filed May 31, 2017
10.9	Credit Agreement, dated as of September 15, 2021	Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed September 16, 2021
10.10	Agreement of Purchase and Sale, by and among LendingTree, LLC and an affiliate of Greenstreet Real Estate Partners, L.P., dated October 17, 2016	Exhibit 10.31 to the Registrant's Annual Report on Form 10-K filed February 28, 2017
10.11	First Amendment to Purchase and Sale, by and among LendingTree, LLC and an affiliate of Greenstreet Real Estate Partners, L.P., dated November 28, 2016	Exhibit 10.32 to the Registrant's Annual Report on Form 10-K filed February 28, 2017
10.12	Employment Agreement dated December 21, 2017, among John David Moriarty, LendingTree, Inc., and LendingTree, LLC.*	Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed April 27, 2018
10.13	Seventh Amended and Restated LendingTree, Inc. 2008 Stock Plan*	Incorporated by reference from Appendix C to the Registrant's Definitive Proxy Statement on Schedule 14A, filed on April 29, 2021
10.14	Form of Notice of Stock Option Award Granted Under the LendingTree, Inc. 2008 Stock and Annual Incentive Plan*	Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed August 4, 2020
10.15	Form of Notice of Restricted Stock Unit Award Granted Under the LendingTree, Inc. 2008 Stock and Annual Incentive Plan*	Exhibit 10.16 to the Registrant's Annual Report on Form 10-K filed February 28, 2023
10.16	Form of Notice of Stock Option Award Granted to Non-Employee Directors Under the LendingTree, Inc. 2008 Stock and Annual Incentive Plan*	Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed August 4, 2020
10.17	Form of Notice of Restricted Stock Unit Award Granted to Non-Employee Directors Under the LendingTree, Inc. 2008 Stock and Annual Incentive Plan*	Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed August 4, 2020
10.18	Form of Base Convertible Note Hedge Confirmation	Exhibit 99.2 to the Registrant's Current Report on Form 8-K filed July 24, 2020
10.19	Form of Additional Convertible Note Hedge Confirmation	Exhibit 99.3 to the Registrant's Current Report on Form 8-K filed July 24, 2020
10.20	Form of Base Warrant Confirmation	Exhibit 99.4 to the Registrant's Current Report on Form 8-K filed July 24, 2020
10.21	Form of Additional Warrant Confirmation	Exhibit 99.5 to the Registrant's Current Report on Form 8-K filed July 24, 2020
10.22	LendingTree Executive Severance Pay Plan*	Exhibit 10.41 to the Registrant's Annual Report on Form 10-K filed March 03, 2021
10.23	Memorandum on compensation changes for Trent Ziegler, dated May 12, 2021*	Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed July 30, 2021

Exhibit Number	Description	Location
10.24	LendingTree, Inc. Employee Stock Purchase Plan*	Incorporated by reference from Appendix B to the Registrant's Definitive Proxy Statement on Schedule 14A, filed on April 29, 2021
10.25	First Amendment to LendingTree, Inc. Employee Stock Purchase Plan*	Exhibit 99.3 to the Registrant's Registration Statement on Form S-8 (No. 333-258391), filed August 3, 2021
10.26	LendingTree, Inc. 2023 Stock Plan	Incorporated by reference from Appendix B to the Registrant's Definitive Proxy Statement on Schedule 14A, filed on May 1, 2023
10.27	LendingTree, Inc. 2023 Inducement Grant Plan	Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on July 28, 2023
10.28	Form of Restricted Stock Unit Award pursuant to the 2023 Stock Plan	Exhibit 10.3 to the Registration Statement on Form S-8 (No. 333-273547) , filed July 31, 2023
10.29	Form of Stock Option Award pursuant to the 2023 Stock Plan	Exhibit 10.4 to the Registration Statement on Form S-8 (No. 333-273547) , filed July 31, 2023
10.30	Form of Restricted Stock Unit Award pursuant to the 2023 Inducement Grant Plan	Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on July 28, 2023
10.31	Form of Stock Option Award pursuant to the 2023 Inducement Grant Plan	Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on July 28, 2023
10.32	Employment Agreement between Jill Olmstead and the Company, dated October 1, 2018*	Exhibit 10.39 to the Registrant's Annual Report on Form 10-K filed March 1, 2022
10.33	Separation Agreement between Neil Salvage and the Company, dated January 1, 2022*	Exhibit 10.40 to the Registrant's Annual Report on Form 10-K filed March 1, 2022
10.34	Form of Note Repurchase Agreement dated March 6, 2023	Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed March 9, 2023
10.35	Separation Agreement between John David Moriarty and the Company, dated August 7, 2023*	Exhibit 10.36 to the Registrant's Annual Report on Form 10-K filed February 29, 2024
10.36	Consulting Agreement between John David Moriarty and the Company, dated August 7, 2023*	Exhibit 10.39 to the Registrant's Annual Report on Form 10-K filed February 29, 2024
10.37	Credit Agreement dated as of March 27, 2024 by and among the Company, the lenders party thereto, Apollo Administrative Agency LLC, as administrative agent and collateral agent, and Apollo Global Funding, LLC, as sole lead arranger and bookrunner.**	Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on May 1, 2024
10.38	First Amendment to Credit Amendment, dated as of September 25, 2024, by and among the Company, the lenders party thereto, Apollo Administrative Agency, as administrative agent and collateral agent.	Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on November 4, 2024
10.39	Credit Agreement dated August 21, 2025	Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed August 21,2025
19	LendingTree, Inc. Securities Trading and Related Matters Policy	Exhibit 19 to the Registrant's Annual Report on Form 10-K filed March 7, 2025
21.1	Subsidiaries of LendingTree, Inc.	†
23.1	Consent of independent registered public accounting firm.	†
24.1	Power of Attorney (included on signature page of this Annual Report on Form 10-K)	†
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	†
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	†

Exhibit Number	Description	Location
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	††
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	††
97	LendingTree, Inc. Clawback Policy*	Exhibit 97 to the Registrant's Annual Report on Form 10-K filed February 29, 2024
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	†††
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	†††
101.INS	XBRL Instance Document — The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.	†††
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	†††
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	†††
101.SCH	XBRL Taxonomy Extension Schema Document	†††
104	Cover Page Interactive Data File (embedded within the Inline XBRL document contained in Exhibit 101)	†††

† Filed herewith.

†† Furnished herewith. This certification is being furnished solely to accompany this report pursuant to 18 U.S.C. 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

††† Furnished herewith. Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

* Management contract or compensation plan or arrangement.

** Certain schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Company agrees to furnish supplementally a copy of all omitted schedules to the SEC upon its request.

+ Portions of this exhibit have been omitted pursuant to a request for confidential treatment and this exhibit has been submitted separately to the SEC.

ITEM 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2026

LendingTree, Inc.

By: **/s/ SCOTT PEYREE**

Scott Peyree

Chief Executive Officer, President and Director

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints each of Jason Bengel and Heather Novitsky as his or her true and lawful attorney and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, and to file the same with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney and agent may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated and on the dates indicated.

Signature	Title	Date
/s/ SCOTT PEYREE Scott Peyree	Chief Executive Officer, President and Director *(Principal Executive Officer)*	March 9, 2026
/s/ JASON BENGEL Jason Bengel	Chief Financial Officer *(Principal Financial Officer)*	March 9, 2026
/s/ CARLA SHUMATE Carla Shumate	Senior Vice President and Chief Accounting Officer *(Principal Accounting Officer)*	March 9, 2026
/s/ GABRIEL DALPORTO Gabriel Dalporto	Director	March 9, 2026
/s/ THOMAS DAVIDSON Thomas Davidson	Director	March 9, 2026
/s/ MARK ERNST Mark Ernst	Director	March 9, 2026
/s/ ROBIN HENDERSON Robin Henderson	Director	March 9, 2026
/s/ STEVEN OZONIAN Steven Ozonian	Chairman of the Board of Directors	March 9, 2026
/s/ DIEGO RODRIGUEZ Diego Rodriguez	Director	March 9, 2026
/s/ SARAS SARASVATHY Saras Sarasvathy	Director	March 9, 2026
/s/ G. KENNEDY THOMPSON G. Kennedy Thompson	Director	March 9, 2026

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